As filed with the Securities and Exchange Commission on June 18, 2004

Registration No. 333-113593

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

To

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Jackson Hewitt Tax Service Inc.

(Exact name of registrant as specified in charter)

Delaware	7291	20-0779692
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7 Sylvan Way

Parsippany, New Jersey 07054

(973) 496-1040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven L. Barnett, Esq.

Senior Vice President, General Counsel and Secretary

Jackson Hewitt Tax Service Inc.

7 Sylvan Way

Parsippany, New Jersey 07054

(973) 496-1040

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Eric J. Bock, Esq. Executive Vice President, Law and Secretary Cendant Corporation 9 West 57th Street New York, New York 10019 (212) 413-1800	Vincent J. Pisano, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022 (212) 446-4800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be offered until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion.  Dated June 18, 2004.

37,500,000 Shares

Jackson Hewitt Tax Service Inc.

Common Stock

This is an initial public offering of shares of common stock of Jackson Hewitt Tax Service Inc.

Cendant Corporation, the sole stockholder of Jackson Hewitt, is offering 37,500,000 shares. Jackson Hewitt will not receive any of the proceeds from the sale of the shares being offered hereby, unless the underwriters exercise their option to purchase additional shares.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $18.00 and $20.00. Jackson Hewitt has applied to list the common stock on the New York Stock Exchange under the symbol “JTX.”

See “ Risk Factors” on page 10 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to selling stockholder	$	$

To the extent that the underwriters sell more than 37,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 5,625,000 shares from Jackson Hewitt at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares in New York, New York on             , 2004.

Goldman, Sachs & Co.	JPMorgan

Banc of America Securities LLC

Citigroup

Merrill Lynch & Co.

Credit Suisse First Boston

Blaylock & Partners, L.P.

CIBC World Markets

Lehman Brothers

Prospectus dated                     , 2004.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “Jackson Hewitt,” the “Company,” “we,” “us” and “our” refer to Jackson Hewitt Tax Service Inc. together with its subsidiaries. Unless otherwise indicated or the context requires, the term “office” refers to any location where individuals may obtain Jackson Hewitt tax preparation services and the terms “Jackson Hewitt network” and “network” refer to our franchised, together with our company-owned, offices. Unless otherwise indicated or the context requires, “Cendant” refers to Cendant Corporation, together with its subsidiaries, excluding Jackson Hewitt. Unless otherwise indicated or the context requires, yearly references contained throughout this prospectus refer to our fiscal year which ends on April 30.

Jackson Hewitt

Jackson Hewitt is the second largest paid tax return preparer in the United States, based on the number of tax returns filed by paid preparers, with a nationwide network comprised of 4,330 franchised offices and 605 company-owned offices as of April 30, 2004. We have grown rapidly, more than doubling the number of offices in our network since 1998 and our annual volume of tax returns prepared since 1999. In 2004, our network filed 3.1 million tax returns, an increase of 11% as compared to 2003. Despite our growth and industry position, we estimate that the 3.1 million tax returns our network prepared in 2004 represented less than 5% of the total paid tax return preparer industry in the United States. Until the completion of this offering, Cendant Corporation, or Cendant, will be our sole stockholder. Cendant is selling all of its ownership stake in us in this offering. We will not receive any proceeds from the sale of shares of common stock offered by Cendant.

In 2004, our net revenues were $205.6 million, which were generated from revenues from franchisees including royalty, marketing and advertising fees and other revenues (43% of net revenues), service revenue including tax return preparation and related service fees provided at company-owned offices (28% of net revenues), and fees and other revenue received from financial institutions in connection with our facilitation of the sale of financial products (29% of net revenues). Because of the higher profit margins inherent in the franchise model, our franchise revenues contribute a disproportionately higher percentage of our income from operations than those of our company-owned offices. The average revenue per tax return in our network in 2004 was $146.76, an increase of 6% as compared to 2003. In 2004, our net income was $43.0 million, which included a $10.4 million litigation charge ($6.3 million after-tax).

At the core of our business strategy is the growth and development of our franchise system. Royalty and marketing and advertising fees are, collectively, our largest and fastest growing source of revenue. In 2004, revenues from royalty and marketing and advertising fees were $75.9 million, an increase of approximately 19% compared to 2003. Tax returns filed by our franchised offices represented 87% of the total number of tax returns filed by our network in 2004.

Complementing our franchise system are our company-owned offices. Increases in revenues and earnings of our company-owned offices are derived from growth in our operations and through our acquisition of independent tax return preparation businesses. Service revenue from our company-owned offices was $56.6 million in 2004, an increase of approximately 17% compared to 2003. Tax returns filed by our company-owned offices represented 13% of the total tax returns filed by our network in 2004.

Additionally, to meet the needs of our customers, we facilitate the sale of financial products that are primarily designed to accelerate the availability of funds to our customers and enable them to have their tax returns prepared by trained preparers with no cash outlay at the time of filing. In 2004, our customers purchased nearly 2.8 million financial products in conjunction with having their tax returns prepared by our network, approximately 16% more than in 2003. We continue to develop and offer financial products to meet our customers’ needs and generate incremental revenue.

Industry Opportunity

Jackson Hewitt is the second largest paid tax return preparer in the United States, based on the number of tax returns filed by paid preparers in 2003, with an approximate 4% share, and H&R Block is the largest, with an approximate 21% share. The remaining 75% of the paid tax return preparer industry is highly fragmented and consists of tens of thousands of paid tax return preparers. In 2003, we estimate our network had the potential to reach only 30% of the population that used paid tax return preparers. As we expand into new territories and increase our penetration of existing territories, we believe we are well positioned to increase our share of the paid tax return preparer segment because of our strong brand name, our franchise model, our electronic filing capability and our ability to offer our customers fast and convenient means of obtaining funds associated with their tax refunds.

Growth Strategy

Our objective is to grow our revenues and net income by pursuing the following six strategic initiatives:

Increase the Number of Offices in Our Network.    The core element of our growth strategy is to expand our network. In 2004, our existing territories were largely under-penetrated, with only 21% of our territories having reached our target of at least three offices per territory. We also plan to expand into new territories by selling new franchises, converting established third-party tax preparation businesses to our franchise system and acquiring established tax return preparation businesses to be company-owned offices. Additionally, we will continue to utilize our relationships with large retailers to enhance office growth in both existing and new markets. During 2004, our network had approximately 1,400 offices in retailer locations nationwide, including approximately 1,000 in Wal-Mart stores. We recently renewed our two-year agreement with Wal-Mart allowing us to continue operating office locations within their retail stores.

Increase the Number of Tax Returns Filed by Our Existing Offices.    To generate more tax returns throughout our network, we expect to increase both the number of offices and the number of tax returns filed by existing offices. In 2004, we increased same-store tax return volume by 5%, despite limited growth in the overall market for tax returns filed by paid tax return preparers. However, our network has yet to achieve its full potential, since 57% of our offices have been part of our network for fewer than five years and our experience has demonstrated that the number of tax returns filed per office grows as offices mature. We also expect to increase the number of tax returns filed within our office network through improved marketing efforts, operational and productivity enhancements and a focus on growing our share of late-season filers.

Increase Our Profitability by Using Our Franchise Model.    Our franchise model enables us to grow more quickly with less capital investment and lower operating expenses than if we directly operated all of the offices in our network. The franchise model has an inherently higher profit margin than that of our company-owned offices, as our existing infrastructure permits additional franchise growth without significant additional fixed cost investment.

Increase the Profitability of Company-Owned Offices.    We intend to improve the profitability of our company-owned offices by focusing on growth and by taking advantage of our previous investments in infrastructure. While we will continue to pursue acquisition opportunities for our company-owned office network, we are focused primarily on organic growth through the opening of new company-owned offices within existing owned territories as well as increasing office productivity.

Continue to Focus on Offering Innovative Financial Products.    We continually develop and introduce new products designed to attract and retain customers and generate incremental revenue. The primary financial products we offer are refund anticipation loans, accelerated check refunds and assisted direct deposit, which help our customers obtain access to funds more quickly than if they filed tax returns on their own. We also develop and introduce innovative products, including the introduction since 2000 of the Jackson Hewitt CashCard, HELP, Gold Guarantee and Money Now.

Expand into New Markets.    One of our long-term strategies is to expand into markets with income tax systems similar to the United States’, such as Canada and Puerto Rico. We also plan to develop products and services to capture customers in the growing online segment.

Risk Factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•	Our historical growth trend may not be representative of future growth because of our early penetration in the most desirable urban locations;

•	Changes in tax law or governmental initiatives aimed at reducing complexities or inefficiencies associated with tax return preparation and tax refund processing could diminish the value of our services and reduce demand;

•	Approximately 29% of our net revenues in 2004 were directly or indirectly derived from the facilitation of refund anticipation loans, which have increasingly become the subject of regulatory scrutiny and consumer activism;

•	Because of the highly seasonal nature of our business, we face significant operational challenges and the price of our common stock may be prone to volatility;

•	As an independent public company, we will incur increased costs;

•	We rely on Cendant to provide transitional services to us and may not be able to replace those services at the same cost;

•	We may incur significant liability to Cendant pursuant to the indemnification provisions of the transitional agreement; and

•	Immediately prior to the completion of this offering, we will declare a special dividend to Cendant in an amount of $308.5 million (consisting of $175.0 million of cash and cancellation of a receivable from Cendant of $133.5 million). We intend to issue $175.0 million aggregate principal amount of notes in order to fund the cash portion of the special dividend to be paid to Cendant. The special dividend will benefit only Cendant and not you as a stockholder following this offering.

Relationship with Cendant

Concurrently with the closing of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent public company and to govern continuing business arrangements between us and Cendant. Under the transitional agreement, Cendant will agree to provide us with various services that are important to our business.

These services include:

•	human resources, employee benefits, payroll and accounts payable;

•	financial systems management and call support;

•	treasury and cash management, tax support and revenue audit;

•	event marketing;

•	telecommunications and information technology; and

•	public and regulatory affairs.

Assuming this offering is completed on June 30, 2004, we estimate that we will incur costs of approximately $3.9 million for these transitional services during the remainder of fiscal year 2005. These costs are comparable to the costs we have incurred for similar services provided by Cendant prior to this offering. The transitional agreement will also provide that we will indemnify Cendant and its affiliates for potential losses related to the operation of our business prior to this offering and for other matters.

Immediately prior to the completion of this offering, we will declare a special dividend to Cendant in an amount of $308.5 million (consisting of $175.0 million of cash and cancellation of a receivable from Cendant of $133.5 million). The purpose of the special dividend is to maximize the consideration to Cendant, our sole stockholder, in connection with the disposition by Cendant of its entire ownership interest in Jackson Hewitt through this offering.

New Indebtedness

Concurrently with the closing of this offering, we will enter into a new revolving credit facility with a syndicate of financial institutions, including affiliates of several of the underwriters of this offering. The revolving credit facility will provide for borrowings of up to $100.0 million and will have a five-year maturity. We also intend to issue $175.0 million aggregate principal amount of five-year floating rate notes to a limited group of institutional investors concurrently with the closing of this offering. All of the proceeds received from the sale of the notes will be used to fund the cash portion of the special dividend to be paid to Cendant. The new credit facility and the agreement governing the notes will contain restrictions on our operating flexibility and on our ability to pay dividends to our stockholders.

Company Information

Jackson Hewitt Tax Service Inc. was incorporated in Delaware on February 20, 2004 as a holding company. Our only material asset is 100% of the equity of Jackson Hewitt Inc., our principal operating subsidiary, which franchises the Jackson Hewitt Tax Service brand and owns Tax Services of America, Inc., or TSA, and Hewfant, Inc. TSA operates our company-owned offices. Jackson Hewitt Inc. was incorporated in Virginia in 1985. In January 1998, Jackson Hewitt Inc. became a wholly owned subsidiary of Cendant. You may contact us at our principal executive offices at 7 Sylvan Way, Parsippany, New Jersey 07054 or by telephone at (973) 496-1040. Our Internet website address is http://www.jacksonhewitt.com. Any information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholder	37,500,000 shares

Common stock to be outstanding after this offering

37,587,000 shares (or 43,216,000 shares if the underwriters exercise their option to purchase additional shares in full). Amounts include an estimated 54,000 shares and 37,000 shares of common stock expected to be issued under our 2004 Equity and Incentive Plan to our executive officers and employees, respectively, following this offering in exchange for Cendant securities they currently hold.

Voting rights	Holders of our common stock are entitled to one vote per share on all matters submitted to a vote.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by Cendant. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from the sale of the additional shares of common stock will be $100.7 million, after deducting the underwriting discount. We expect to use any proceeds from the exercise of the underwriters’ option for general corporate purposes, which may include repayment of borrowings under the new credit facility and share repurchases.

Dividend policy	We intend to pay quarterly cash dividends on our common stock at an initial rate of $0.07 per share of common stock ($0.28 per annum), commencing in the second quarter of the current fiscal year ending April 30, 2005. The declaration and payment of future dividends will be at the discretion of our board of directors and will depend upon many factors which are described under “Dividend Policy” and elsewhere in this prospectus.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Stock exchange listing	We have applied to list our common stock on the New York Stock Exchange under the symbol “JTX.”

The common stock to be outstanding after this offering excludes:

•	The exercise by the underwriters of their option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares in full, we will issue 5,625,000 additional shares of common stock; and

•	Approximately 4,800,000 shares of common stock (or approximately 11% of the shares of common stock outstanding after this offering) consisting of:

•	approximately 989,000 shares of common stock issuable upon the exercise of unvested employee stock options to be granted on the date of completion of this offering under our 2004 Equity and Incentive Plan at an exercise price equal to the initial public offering price;

•	approximately 800,000 shares of common stock issuable upon the exercise of vested employee stock options that will be issued upon completion of this offering under our 2004 Equity and Incentive Plan in exchange for vested Cendant stock options currently held by our executive officers and employees, at a weighted average exercise price of $19.85 per share;

•	approximately 53,000 shares of common stock issuable upon the exercise of vested employee stock options that will be issued upon completion of this offering under our 2004 Equity and Incentive Plan in exchange for unvested Cendant stock options currently held by our executive officers and employees, at a weighted average exercise price of $10.31 per share;

•	approximately 2,158,000 additional shares of common stock reserved for future grants under our 2004 Equity and Incentive Plan;

•	approximately 400,000 additional shares of common stock reserved for future grants under our 401(k) plan; and

•	approximately 400,000 additional shares of common stock reserved for future grants under the employee stock purchase plan.

Share numbers and option amounts to be issued in exchange for Cendant restricted stock units and options are based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus and the average closing price of Cendant’s stock price over a recent three trading day period. The actual amounts will change based on our stock price and Cendant’s stock price for the three trading days following the date of the final prospectus. Actual amounts outstanding may also be reduced to the extent our executive officers and employees elect to exercise their vested Cendant options prior to the completion of the exchange offer.

Summary Consolidated Financial Information

The following tables summarize the consolidated financial information for our business. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We derived the summary historical consolidated statements of operations data for each of the three years in the period ended April 30, 2004 and the summary historical consolidated balance sheet data as of April 30, 2004, set forth below, from our audited consolidated financial statements included elsewhere in this prospectus.

The summary pro forma consolidated statement of operations data for the year ended April 30, 2004 and the summary pro forma consolidated balance sheet data as of April 30, 2004 are unaudited and have been derived from our historical consolidated financial statements adjusted to give effect to the events noted below, as if such events had occurred on May 1, 2003 with respect to the pro forma consolidated statement of operations data and as of April 30, 2004 with respect to the pro forma consolidated balance sheet data.

The summary pro forma consolidated statement of operations data for the year ended April 30, 2004 includes the following adjustments: (i) a decrease of $4.4 million in other financial product revenue to reflect our new agreement with Santa Barbara Bank & Trust with respect to the facilitation of refund anticipation loans; (ii) an increase of $5.3 million in selling, general and administrative expenses to reflect incremental costs that we expect to incur as a result of becoming a public company and from our separation from Cendant; (iii) an increase of $5.7 million in interest expense resulting from average principal balances assumed to be outstanding of $175.0 million of notes and $20.8 million under our new credit facility as well as the amortization of deferred financing costs; and (iv) a decrease of $6.0 million in provision for income taxes as a result of the above adjustments.

The consolidated pro forma balance sheet data as of April 30, 2004 includes the following adjustments: (i) a decrease of $3.4 million in cash and cash equivalents, which decreased working capital, and resulted in a commensurate increase in other non-current assets to give effect to financing costs associated with the notes and the new credit facility described above; (ii) a decrease of $1.0 million in accounts payable and accrued liabilities, which increased working capital, to give effect to the income tax benefit associated with the issuance of shares of common stock in exchange for Cendant restricted stock units held by our executive officers and employees; and (iii) a decrease of $318.0 million in stockholders’ equity primarily to reflect a special dividend to Cendant in the amount of $319.0 million including $175.0 million in cash funded entirely through the issuance of the notes and a cancellation of a $144.0 million receivable due from Cendant.

See “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus for a complete description of the adjustments made to derive the pro forma consolidated statement of operations data and pro forma consolidated balance sheet data.

	Pro Forma
	Fiscal Year Ended April 30,	Fiscal Year Ended April 30,
	2004(1)	2004(1)	2003	2002(2)
Statement of Operations Data (in thousands, except per share data):
Revenues
Franchise operations revenues:
Royalty	$51,646	$51,646	$43,229	$35,640
Marketing and advertising	24,213	24,213	20,671	17,261
Financial product fees	30,384	30,384	25,037	21,635
Other financial product revenue	25,860	30,255	23,110	29,518
Other	12,527	12,527	11,080	11,685
Service revenue from company-owned operations	56,590	56,590	48,420	41,252

Net revenues	201,220	205,615	171,547	156,991

Expenses:
Cost of franchise operations	23,922	23,922	18,971	19,511
Marketing and advertising	29,464	29,464	25,086	18,836
Cost of company-owned office operations	41,639	41,639	34,184	17,697
Selling, general and administrative	33,753	28,499	14,997	17,882
Depreciation and amortization(3)	11,911	11,911	11,523	12,824

Total expenses	140,689	135,435	104,761	86,750

Income from operations	60,531	70,180	66,786	70,241
Other income:
Interest income (expense), net	(5,504)	284	791	1,449
Preferred stock dividends from TSA	—	—	—	1,768

Income before income taxes	55,027	70,464	67,577	73,458
Provision for income taxes	21,484	27,504	26,444	30,935

Net income	$33,543	$42,960	$41,133	$42,523

Pro forma earnings per share(4):
Basic	$0.89	$1.15	$1.10	$1.13
Diluted	$0.89	$1.15	$1.10	$1.13

	Fiscal Year Ended April 30,
	2004	2003	2002
Other Operating Data:
Offices:
Franchise operations	4,330	3,776	3,385
Company-owned office operations	605	523	440

Total system	4,935	4,299	3,825

Tax returns (in thousands):
Franchise operations	2,735	2,461	2,200
Company-owned office operations	400	365	325

Total system	3,135	2,826	2,525

	As of April 30, 2004
	Actual	Pro Forma As Adjusted
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$5,266	$1,878
Working capital	16,756	14,389
Total assets	725,942	581,957
Long-term debt	—	175,000
Stockholders’ equity	655,096	337,132

(1)	Selling, general and administrative expenses in 2004 included a $10.4 million charge associated with a litigation settlement. See Note 12 to our consolidated financial statements.
(2)	During 2002, we completed our acquisition of TSA, which affected our results of operations as discussed in Note 9 to our consolidated financial statements.
(3)	On January 1, 2002, we adopted the non-amortization provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. Accordingly, our results of operations before January 1, 2002 reflect the amortization of goodwill and indefinite-lived intangible assets, while our results of operations after January 1, 2002 do not reflect this amortization. See Note 2 to our consolidated financial statements for a discussion of our results of operations during the fiscal year ended 2002 after applying the non-amortization provisions of SFAS No. 142.
(4)	Based on 37.5 million shares outstanding for basic and diluted earnings per share calculations for all historical periods presented. Assumes 37.6 million basic shares and 37.7 million diluted shares expected to be outstanding subsequent to this offering for the pro forma information for the year ended April 30, 2004.

RISK FACTORS

You should carefully consider the following risks and all the information set forth in this prospectus before investing in our common stock.

Risks Relating to Our Company

Because our growth has been achieved, in part, through rapidly establishing offices in large markets for our products, we may not achieve the same levels of growth in revenues and profits in the future as we have in the past.

Historically, our business has experienced rapid growth in the number of franchises, office locations and revenues. This high growth rate has been achieved, in part, through our early concentration on rapidly establishing offices in urban areas with large markets for our products. Our ability to continue to grow our business will be subject to a number of risks and uncertainties and will depend in large part on:

•	finding new opportunities in our existing and new markets;

•	continuing to facilitate the sale of financial products;

•	attracting capable franchisees;

•	hiring, training and retaining skilled managers and seasonal employees;

•	expanding and improving the efficiency of our operations and systems; and

•	maintaining cost, quality and product innovation to attract customers.

Accordingly, we may not achieve the same levels of growth in revenues and profits as we have historically.

Because demand for our products is related to the complexity of tax return preparation, government initiatives that simplify tax return preparation or reduce the need for a third party tax return preparer may decrease demand for our financial products and services.

Many taxpayers seek assistance from paid tax return preparers such as Jackson Hewitt because of the level of complexity involved in tax return preparation and filing. From time to time, politicians and government officials propose measures seeking to simplify the preparation and filing of tax returns or provide additional assistance with respect to preparing and filing such tax returns. The passage of any measures that significantly simplify tax return preparation or reduce the need for a third party tax return preparer may be highly detrimental to our business.

Initiatives that improve the timing and efficiency of processing tax returns could reduce the attractiveness of the financial products offered to our customers and demand for our services.

Our performance depends on our ability to offer access to financial products that increase the speed and efficiency by which our customers can receive funds associated with their tax returns. The federal government and various state and local municipalities have, from time to time, announced initiatives designed to modernize their operations and improve the timing and efficiency of processing tax returns. If tax authorities are able to increase the speed and efficiency with which they process tax returns, the value and attractiveness of the financial products offered to our customers and demand for our services could be reduced.

Changes in the tax law that result in a decreased number of tax returns filed or a reduced size of refunds could harm our business.

Over the past three fiscal years, on average, approximately 91% of our customers were entitled to receive a refund. From time to time, the Treasury Department and the IRS adopt policy and rule changes and other initiatives that result in a decrease in the number of tax returns filed or reduce the size of the refunds. Similar changes in the tax law could reduce demand for our products and services, causing our revenues or profitability to decline.

States have increasingly taken an active role in regulating refund anticipation loans and the continuation of such trend could impede our ability to facilitate the sale of these loans and reduce our profitability.

In 2004, approximately 29% of our net revenues were directly or indirectly derived from the facilitation of refund anticipation loans by our network. Because these loans are short-term, their effective annual percentage rate is relatively high compared to other consumer loans. Some states, such as Massachusetts and Mississippi have recently interpreted existing laws in a manner that would effectively limit the annual percentage rate on refund anticipation loans or restrict our ability to receive fees in connection with these loans. While we currently operate, and plan to continue to operate, in these states, we and our franchisees are and will be unable to receive fees based upon the refund anticipation loans we facilitate in such states.

Consumer advocacy groups have increasingly called for a legislative and regulatory response to the perceived inequity of these types of loans. In this regard, according to a recent media report, the New York State Comptroller may have similar concerns. One consumer group has proposed model legislation and advocates adoption by various states of regulations that would place significant limitations on annual percentage rates and impose costly bonding requirements, among other things. Legislation of this type, if adopted, would increase costs to us, our franchisees and the financial institutions that provide our financial products, or could render refund anticipation loans too costly to market.

States presently considering some form of legislation relating to refund anticipation loans include Alabama, Arizona, California, Connecticut, Louisiana, New York, Ohio, Oklahoma, Oregon and Vermont. In addition, various jurisdictions such as the City of New York, Illinois, Minnesota, North Carolina, and Wisconsin have imposed regulatory restraints on the marketing of refund anticipation loans. These restraints include requirements regarding specific disclosures that must be made to customers. We operate in each of these jurisdictions.

Our failure to comply with legal and regulatory requirements, particularly those applicable to the facilitation of tax refund related financial products, could result in substantial sanctions against us which would harm our profitability and reputation.

Our tax return preparation business, franchise operations, and our facilitation of the sale of financial products are subject to extensive regulation and oversight in the United States by the IRS, the Federal Trade Commission, and by state regulatory and law enforcement agencies. Maryland, Massachusetts and Mississippi have publicly expressed a concern that paid tax preparers facilitating refund anticipation loans are subject to loan broker statutes. Loan broker statutes vary from state to state, but typically require paid tax return preparers to register with local regulatory authorities and pay a licensing fee. Loan broker statutes, if applicable, also typically subject brokered loans, such as refund anticipation loans, to lower state usury requirements and reduced fees. If, in any particular state, refund anticipation loans made to our customers were actually held to be subject to local usury laws or reduced fees because our assistance rendered us a loan broker under state law, then the transactions could be less attractive to the financial institution and our compensation from the financial institution in connection with the program in that state could be reduced.

We have recently been contacted by the attorney general’s office of California seeking information about the manner in which we facilitate the sale of refund related financial products. California has expressed concerns that our business practices related to the facilitation of these products may violate California’s unfair competition laws or its laws governing unfair or deceptive business practices. To date, none of these states have filed formal actions or sanctions against us.

We recently settled a complaint by the New York City Department of Consumer Affairs and paid a $125,000 fine and contributed $100,000 to New York City’s EITC Campaign, a program to raise public awareness of the earned income tax credit, relating to charges that we played a part in promoting refund anticipation loans in a way that was confusing to customers. In March 2004, the New York City Department of Consumer Affairs advised us that three franchised offices had not distributed refund anticipation loan disclosure documents to customers, as required by New York City law.

If states or other governmental agencies having jurisdiction over our operations were to conclude that our business practices violate applicable laws, we may become subject to sanctions which could have a material adverse effect on our business, financial condition and results of operations. These sanctions may include, without limitation:

•	civil monetary damages and penalties;

•	criminal penalties; and

•	injunctions or other restrictions on the manner in which we conduct our business.

In addition, the financial institutions that provide services to us and our customers as servicers and lenders of refund anticipation loans and other financial products are subject to significant regulation and oversight by federal and state banking regulators. The failure of these financial institutions to comply with the regulatory requirements of federal and state government regulatory bodies, including consumer protection laws, could affect their ability to continue to provide services to us and our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our facilitation of refund anticipation loans and other financial products exposes us to the risk of significant losses as a result of litigation defense and resolution costs.

Tax return preparers who facilitate the sale of refund anticipation loans have been subject, from time to time, to individual and class action lawsuits concerning their role in facilitating these loans. These lawsuits have alleged, among other claims, collusion between the tax return preparers and lenders in violation of federal law and fraud on the part of the tax return preparers for failing to disclose the nature of the loan or that the tax return preparer receives a fee from the lender in connection with the loan. We were recently named in a purported class action lawsuit brought by Canieva Hood and Congress of California Seniors in connection with a lender’s collection of a tax refund in repayment of a defaulted refund anticipation loan. Given the large number of refund anticipation loans we facilitate every year and the inherent uncertainties of the U.S. legal system, we could experience significant losses as a result of litigation defense and resolution costs, which would have a significant adverse impact on our business.

Failure to comply with laws and regulations that protect our customers’ personal information could result in significant fines and harm our brand and reputation.

Privacy concerns relating to the disclosure of consumer financial information have drawn increased attention from federal and state governments. The IRS generally prohibits the use or disclosure by tax return preparers of taxpayers’ information without the prior written consent of the taxpayer. In addition, the Gramm-Leach-Bliley Act and other Federal Trade Commission regulations require financial service providers, including tax return preparers, to adopt and disclose consumer privacy policies and provide consumers with a reasonable opportunity to opt out of having personal information disclosed to unaffiliated third parties for advertising purposes. Although we have established security procedures to protect against identity theft, breaches of our customers’ privacy may occur. To the extent the measures we have taken prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our brand and reputation.

Our success is tied to the operations of our franchisees, yet our ability to exercise control over their operations is limited.

During 2004, we derived 37% of our net revenues from the receipt of royalty and marketing and advertising fees from our franchisees. The amount of these fees is based on the revenues generated by franchised offices. Accordingly, our financial success depends on our franchisees and the manner in which they operate and develop their offices. Our ability to control the operations of our franchisees is limited because their businesses are independently owned and operated. Our franchisees may not operate their offices in a manner consistent with our philosophy and standards or may not increase the level of revenues generated compared to prior tax seasons.

We may be held responsible by third parties, regulators or courts for the actions of, or failures to act by, our franchisees, which exposes us to possible fines, other liabilities and bad publicity.

Our franchisees are independently owned and operated. Our agreements with our franchisees require that they learn about and comply with all laws and regulations applicable to their businesses. Under our franchise agreements, our franchisees retain control over the employment and management of all personnel, including the large number of seasonal employees required during the tax season. Third parties, regulators or courts may seek to hold us responsible for the actions or failures to act by our franchisees. Although our internal compliance department seeks to monitor the activities of our franchisees, it is unlikely to detect all problems in our network. In addition, we are parties to agreements with retailers and, to a certain extent, financial institutions under which we indemnify third parties for our and our franchisees’ failure to comply with laws and regulations applicable to us or them. Our agreements with Wal-Mart Stores, Inc., Household Tax Masters Inc. and Santa Barbara Bank & Trust are material commercial agreements under which we indemnify third parties. There are occasions when our and our franchisees’ activities are not clearly distinguishable. We recently settled a complaint by the New York City Department of Consumer Affairs and paid a $125,000 fine and contributed $100,000 to New York City’s EITC Campaign in connection with a marketing program related to refund anticipation loans which related primarily to acts of our franchisees, but where the Department of Consumer Affairs attributed certain responsibilities to us. Failure to comply with laws and regulations by our franchisees may expose us to liability and damages that may adversely affect our business.

Disruptions in our relationships with our franchisees could adversely affect our business.

The continued success and growth of our franchise system depend on our maintaining a satisfactory working relationship with our franchisees. Lawsuits and other disputes with our franchisees could discourage our franchisees from expanding their business within our network or lead to bad publicity, which would discourage new franchisees from entering our network. We have recently settled a lawsuit brought by 154 of our franchisees in which they alleged, among other things, that we should have made payments to them in connection with their facilitation of refund anticipation loans. We settled this action by agreeing to make a $2.0 million cash payment, spend an additional $2.0 million in regional advertising from 2004 through 2006, pay additional rebates to franchisees of up to $3.00 per refund anticipation loan the sales of which they facilitate from 2004 through 2006 and implement a new office royalty reduction program.

Because we are not a financial institution, we can only facilitate the sale of financial products through our arrangements with financial institutions, and if such arrangements were terminated for any reason, we may not be able to replace them on acceptable terms or at all.

In 2004, approximately 40% of our net revenues were directly or indirectly derived from our facilitation of the sale of financial products provided to our customers by financial institutions. In addition, our tax return preparation business is, to some extent, dependent on our ability to facilitate the sale of these products, because our customers are often attracted to our business by the availability of these products. Financial products designed to monetize future tax refunds are specialized financial products, and relatively few financial institutions offer them. We currently have agreements with Household Tax Masters Inc. and Santa Barbara Bank & Trust. Our agreement with Household Tax Masters Inc. terminates December 31, 2005 and our agreement with Santa Barbara Bank & Trust terminates on August 1, 2008. After the termination of these agreements, we may not be able to renew them on similar terms or at all. If our arrangements with the financial institutions that provide our financial products were to terminate and we were unable to enter into an alternative relationship with one or more other financial institutions on acceptable terms or at all, our financial results would be adversely affected.

Disruptions in our relationships with large retailers could negatively affect our growth and profitability.

During 2004, our network had approximately 1,400 offices located within national and large regional retailers and shopping malls, which generated approximately 15% of the tax returns prepared by our network. Of these offices, approximately 1,000 were located within Wal-Mart, with whom we have recently renewed our two-year agreement, which generated approximately 12% of the tax returns prepared by our network. Our ability to operate in these stores is dependent on our ability to negotiate favorable agreements with retailers and on the continued operation of these stores. Our agreements with retailers are of limited duration, typically two years, and we may not be able to renew them on similar terms or at all. In addition, many of these agreements are not exclusive. In the event we are unable to negotiate favorable agreements with these or comparable retailers or they close a significant number of stores, especially immediately prior to or during the tax season, our business could incur significant short-term loss of revenue and, for our company-owned offices, costs for office relocation.

The highly seasonal nature of our business presents a number of financial risks and operational challenges.

Our business is highly seasonal. We generate substantially all our revenue during the tax season, which is the period from January through April 15. Additionally, the majority of our revenue is generated in late January and February. The concentration of our revenue-generating activity during this relatively short period presents a number of operational challenges for us and our franchisees, including:

•	cash and resource management during the first eight months of our fiscal year, when we generally operate at a loss and incur fixed costs and costs of preparing for the upcoming tax season;

•	flexible staffing, because the number of employees at our network’s offices during the peak of the tax season is exponentially higher than at any other time;

•	accurate forecasting of revenues and expenses; and

•	ensuring optimal uninterrupted operations during peak season.

If we were unable to meet these challenges or we were to experience significant business interruptions during the tax season, which may be caused by labor shortages, systems failures, work stoppages, adverse weather or other events, many of which are beyond our control, we could experience cash shortages and loss of business, which would have a material adverse effect on our business and results of operations.

We rely on Cendant to provide transitional services to us and may not be able to replace those services at the same cost.

Simultaneously with this offering, we will enter into agreements that will require Cendant to provide transitional services to us. Specifically, we will enter into a transitional agreement, a sublease agreement for our New Jersey corporate headquarters location and a sublease assignment and assumption agreement for our technology facility in Sarasota, Florida. The terms of the services to be provided under the transitional agreement vary depending on the specific service to be provided, with the majority of the terms expiring by December 31, 2005 with the exception of information technology and telecommunications services which expire two years and three years, respectively, from the date of this offering. We may be unable to sustain these services at the same level as when we were controlled by Cendant. After the expiration of these agreements, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as those we have historically received from Cendant. These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the context of this offering. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations with unaffiliated third parties. After this offering, we intend to transition such services to similar services to be provided by our internal resources, as well as to contract with unaffiliated third party providers for which we expect to incur higher costs. We may not be able to obtain these services at the same or similar costs.

We may incur significant liability to Cendant pursuant to the indemnification provisions of the transitional agreement.

The transitional agreement will provide that we will indemnify Cendant and its affiliates against potential losses based on, arising out of or resulting from:

•	any breach by us of the transitional agreement, the sublease or the sublease assignment and assumption agreement with Cendant;

•	claims by third parties relating to the ownership or the operation of our assets or properties and the operation or conduct of our business, whether in the past or future, including any currently pending litigation against Cendant with respect thereto;

•	any other activities we engage in;

•	any third party claims relating to other acts or omissions arising out of performance of the transitional agreement, the sublease or the sublease assignment and assumption agreement whether in the past or future;

•	any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Cendant provided to any parties with respect to any of our or our subsidiaries’ actual or contingent obligations;

•	liabilities under the Securities Act of 1933, as amended (the “Securities Act”) related to this offering; and

•	other matters described in the transitional agreement.

The only currently pending litigation against us and Cendant is the suit brought by Canieva Hood discussed in this prospectus under “Business—Legal Proceedings.”

Actions taken by us prior to the completion of this offering are intended to be in the best interest of Cendant and such actions may conflict with your interests.

Prior to the completion of this offering, we have operated as a wholly owned subsidiary of Cendant. The purpose of this offering, the issuance of the notes and the payment of the special dividend to Cendant, each as described in this prospectus, is to maximize the consideration to Cendant in connection with the disposition by Cendant of its entire ownership interest in Jackson Hewitt through this offering. This purpose is not aligned with the interests of our stockholders following this offering, and in evaluating the transactions and agreements with Cendant, which are described in this prospectus, you should be aware that actions taken by us prior to the completion of this offering are intended to be in the best interest of Cendant and such actions may conflict with your interests.

Specifically, immediately prior to the completion of this offering, we will declare a special dividend to Cendant in an amount of $308.5 million (consisting of $175.0 million of cash and cancellation of a receivable from Cendant of $133.5 million). We intend to issue $175.0 million aggregate principal amount of notes in order to fund the cash portion of the special dividend to be paid to Cendant. The special dividend will benefit only Cendant and not you as a stockholder following this offering.

Our network faces significant competition in the tax return preparation business and faces a competitive threat from software providers and Internet businesses that increasingly enable and encourage taxpayers to prepare their own returns.

The tax return preparation business is highly competitive. Our network competes with H&R Block, which is larger and more widely recognized than us, and with smaller independent tax return preparation services, small national and regional franchisors, regional tax return preparation businesses, regional and national accounting firms and financial service institutions that prepare tax returns as part of their businesses. We also compete with volunteer organizations that prepare tax returns at no cost for low-income taxpayers. Online filing alternatives and service providers and software vendors offer products and services that enable untrained individuals to prepare and file their own tax returns. The availability of these alternatives may reduce demand for our products and limit the amount of fees that we can charge. Competitors may develop or offer more attractive or lower cost products and services than ours which could erode our customer base.

An increase in the use of free tax preparation services offered by volunteer organizations to low-income taxpayers could result in a loss of our customers and could negatively impact our financial performance.

In 2004, approximately 72% of the tax returns that our network prepared were for taxpayers with less than $29,999 of adjusted gross income. These taxpayers may qualify as low-income taxpayers eligible for free tax preparation through volunteer organizations. An increase in the use by low-income taxpayers of free tax preparation services offered by volunteer organizations could result in a loss of our customers and could negatively impact our financial performance.

Our business relies on technology systems and electronic communications, which, if disrupted, could significantly affect our business.

Our ability to file tax returns electronically and to facilitate the sale of financial products depends on our ability to electronically communicate with all of our network’s offices, the IRS and the financial institutions that provide the financial products we offer. Our electronic communications network is subject to disruptions of various magnitudes and durations. Any severe disruption of our network or electronic communications, especially during the tax season, could impair our ability to complete our customers’ tax filings, to facilitate the sale of financial products or to maintain our operations, which, in turn, could have a material adverse effect on our business and results of operations.

We are a holding company that depends on cash flow from our subsidiaries to meet our obligations.

We are a holding company with no material assets other than the stock of our subsidiaries. Accordingly, all our operations are conducted by our subsidiaries. As a holding company, we require dividends and other payments from our subsidiaries to meet cash requirements or to pay dividends. If our subsidiaries are unable to pay us dividends and make other payments to us when needed, we will be unable to pay dividends or satisfy our obligations.

Our new credit facility and the agreement governing the notes will contain restrictive covenants and other requirements that may limit our business flexibility by imposing operating and financial restrictions on our operations.

The agreements governing our indebtedness will impose significant operating and financial restrictions on us. Our new credit facility and the agreement governing the notes will include restrictive covenants that will require us to maintain specified financial ratios and satisfy financial condition tests. Specifically, our new credit facility will contain financial covenants requiring us to maintain a maximum consolidated leverage ratio of 3.25 to 1.00 through April 30, 2005, 3.00 to 1.00 from May 1, 2005 to April 30, 2006 and 2.50 to 1.00 from May 1, 2006 to maturity and to maintain a minimum consolidated fixed charge coverage ratio of 3.00 to 1.00 through April 30, 2006 and 3.50 to 1.00 from May 1, 2006 to maturity. In addition, the credit facility will contain various customary restrictive covenants that will limit our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness or guarantees, (ii) create liens or other encumbrances on our property, (iii) enter into a merger or similar transaction, (iv) sell or transfer any of our property except in the ordinary course of business and (v) make dividend and other restricted payments. In addition, the new credit facility will limit the maximum amount of our cash dividends to 30% of our cumulative consolidated net income for the period commencing on May 1, 2003 and ending on April 30 of the fiscal year preceding the year in which such cash dividends are paid. The agreement governing the notes will contain substantially similar provisions. We do not believe that this limitation contained in the debt agreements will limit our ability to pay our proposed quarterly cash dividend of $0.07 per share of common stock in accordance with our stated dividend policy, even assuming the exercise in full of the underwriters’ option to purchase additional shares and exercise of all outstanding options.

Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. These covenants may prevent us from incurring additional indebtedness to expand our operations and execute our growth strategy. In addition, a breach of any of these covenants, ratios or tests could result in a default under the agreements governing our indebtedness. Upon the occurrence of an event of default under the new credit facility or the agreement governing the notes, the lenders or noteholders could elect to declare all amounts owed to them, together with accrued interest, to be immediately due and payable. If the lenders or noteholders accelerate the payment of the indebtedness, our assets may not be sufficient to repay the indebtedness and we may be unable to otherwise satisfy creditor claims.

Our floating rate debt financing exposes us to interest rate risks.

Following this offering, we will have $175.0 million of floating rate debt outstanding and we may borrow up to $100.0 million of additional funds under our new credit facility, all of which will bear interest at rates that vary with prevailing market interest rates. Accordingly, a rise in market interest rates will adversely affect our financial results. We expect to draw most heavily on the new credit facility from May through February of each year and then repay a significant portion of this debt by the end of each tax season. Therefore, a significant rise in interest rates during our off-season will have a disproportionate impact on our profitability.

Risks Related to Our Common Stock

Because the tax season is relatively short and straddles two fiscal quarters, our quarterly results may not be indicative of our performance, which may increase the volatility of the trading price of our common stock.

We experience quarterly variations in revenues and operating income as a result of many factors, including the highly seasonal nature of the tax return preparation business, the timing of off-season activities and the hiring of personnel. Due to the foregoing factors, our quarter-to-quarter results vary significantly. In addition, because our peak period straddles the third and fourth fiscal quarters and a variety of factors may result in a delay or acceleration in the number of tax returns processed in January, year-to-year quarterly comparisons are not as meaningful as year-to-year tax season comparisons. To the extent our quarterly results vary significantly from year to year, our stock price may be subject to significant volatility.

Although we intend to pay dividends, in the future, our financial condition, debt covenants or Delaware law may prohibit us from doing so.

Although we initially intend to pay cash dividends at the rate of $0.07 per share of common stock per quarter commencing in the second quarter of the current fiscal year ending April 30, 2005, the payment of dividends will be at the discretion of our board of directors and will depend, among other things, on our earnings, capital requirements and financial condition. Our ability to pay dividends will be subject to compliance with customary financial covenants that will be contained in the new credit facility and the agreement governing the notes we expect to enter into contemporaneously with this offering. The new credit facility and the agreement governing the notes will limit the maximum amount of our cash dividends to 30% of our cumulative consolidated net income for the period commencing on May 1, 2003 and ending on April 30 of the fiscal year preceding the year in which such cash dividends are paid. We do not believe that this limitation contained in the debt agreements will limit our ability to pay our proposed quarterly cash dividend of $0.07 per share of common stock in accordance with our stated dividend policy, even assuming the exercise in full of the underwriters’ option to purchase additional shares and exercise of all outstanding options. Dividends may also be limited or prohibited by any future borrowings or issuances of preferred stock. In addition, applicable law requires that our board of directors determine that we have adequate surplus prior to the declaration of dividends. We cannot assure you that we will pay dividends at the levels currently anticipated or at all.

There may be a limited public market for our common stock, and our stock price may experience volatility.

There can be no assurance that an active trading market for our common stock will develop as a result of this offering or be sustained in the future. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors may have a significant impact on the market price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and our ability to raise capital through future equity financing.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation, by-laws and our rights plan contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, the elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings and “blank check” preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Our board of directors has approved the adoption of a stockholder rights plan, which will become effective upon completion of this offering. This plan entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15% of our common stock, in each case, in a transaction that our board of directors does not approve. Because, under these limited circumstances, all of our stockholders would become entitled to effect discounted purchases of our common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common stock in an acquisition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not undertake any obligation to update any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause results to differ materially from those indicated in such statements. We believe that these factors include, but are not limited to, the following:

•	our ability to achieve the same level of growth in revenues and profits that we have in the past;

•	government initiatives that simplify tax return preparation, improve the timing and efficiency of processing tax returns or decrease the number of tax returns filed or the size of the refunds;

•	government regulation and oversight, including regulation of refund anticipation loans;

•	our exposure to litigation;

•	our ability to protect our customers’ personal information;

•	the success of our franchised offices and our ability to exert control over them;

•	our responsibility to third parties for the acts of our franchisees;

•	disruptions in our relationships with our franchisees;

•	changes in our relationship with financial product providers that could affect our ability to facilitate the sale of financial products;

•	changes in our relationships with retailers that could affect our growth and profitability;

•	seasonality of our business and its effect on our stock price;

•	our ability to sustain or negotiate services currently provided by Cendant at reasonable costs;

•	competition from tax return preparation service providers;

•	our ability to offer innovative new products and services;

•	our reliance on electronic communications;

•	our reliance on cash flow from subsidiaries;

•	our compliance with debt covenants;

•	our exposure to increases in prevailing market interest rates;

•	the effect of market conditions, general conditions in the tax return preparation industry or general economic conditions; and

•	changes in accounting policies or practices.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock being offered by Cendant. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from the sale of the additional shares of common stock will be $100.7 million, after deducting the underwriting discount. We expect to use any proceeds from the underwriters’ exercise of their option for general corporate purposes, which may include repayment of borrowings under the new credit facility and share repurchases. Pending any such use of proceeds, we intend to invest the proceeds in short-term interest bearing instruments or money market accounts.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an initial rate of $0.07 per share of common stock ($0.28 per annum), commencing in the second quarter of the current fiscal year ending April 30, 2005. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant. Our new credit facility and the agreement governing the notes will limit the maximum amount of our cash dividends to 30% of our cumulative consolidated net income for the period commencing on May 1, 2003 and ending on April 30 of the fiscal year preceding the year in which such cash dividends are paid. We do not believe that this limitation contained in the debt agreements will limit our ability to pay our proposed quarterly cash dividend of $0.07 per share of common stock in accordance with our stated divided policy, even assuming the exercise in full of the underwriters’ option to purchase additional shares and exercise of all outstanding options. In addition, we may in the future issue or enter into other debt instruments or agreements that could further limit our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2004 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and their accompanying notes included elsewhere in this prospectus. The as adjusted amounts reflect:

•	the issuance by us of $175.0 million aggregate principal amount of notes;

•	a special dividend to Cendant in the amount of up to $319.0 million (consisting of $175.0 million in cash, which will be funded by the entire proceeds received from the sale of the notes, and cancellation of a receivable from Cendant of up to $144.0 million); and

•	the issuance of 91,000 shares of common stock to executive officers and employees under our 2004 Equity and Incentive Plan as discussed elsewhere in this prospectus.

	As of April 30, 2004
	Actual	As Adjusted
	(in thousands)
Credit facility	$—	$—
Floating-rate notes	—	175,000

	—	175,000

Stockholders’ equity:
Common stock, par value $0.01 per share, 200,000,000 shares of common stock authorized; 37,500,000 shares of common stock issued and outstanding (or 37,591,000 shares of common stock issued and outstanding upon completion of this offering)	375	376
Additional paid-in capital	475,844	336,756
Retained earnings	178,877	—

Total stockholders’ equity	655,096	337,132

Total capitalization	$655,096	$512,132

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of and for each of the years in the five-year period ended April 30, 2004. You should read this information in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical consolidated statement of operations data and consolidated balance sheet data as of and for each of the years in the four-year period ended April 30, 2004 have been derived from our audited consolidated financial statements. Our historical consolidated statement of operations data and consolidated balance sheet data as of and for the year ended April 30, 2000 have been derived from our unaudited financial statements. In management’s opinion, these unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. Our historical consolidated financial statements as of April 30, 2004 and 2003 and for each of the years in the three-year period ended April 30, 2004 and Deloitte & Touche LLP’s audit report on these historical consolidated financial statements have been included elsewhere in this prospectus.

	Fiscal Years Ended April 30,
	2004(1)	2003	2002(2)	2001	2000
Statement of Operations Data (in thousands, except per share data):
Revenues
Franchise operations revenues:
Royalty	$51,646	$43,229	$35,640	$30,675	$24,760
Marketing and advertising	24,213	20,671	17,261	15,074	12,248
Financial product fees	30,384	25,037	21,635	16,618	14,338
Other financial product revenue	30,255	23,110	29,518	3,447	2,178
Other	12,527	11,080	11,685	9,691	7,040
Service revenue from company-owned operations	56,590	48,420	41,252	—	1,107

Net revenues	205,615	171,547	156,991	75,505	61,671

Expenses:
Cost of franchise operations	23,922	18,971	19,511	12,861	23,308
Marketing and advertising	29,464	25,086	18,836	13,474	10,200
Cost of company-owned office operations	41,639	34,184	17,697	—	—
Selling, general and administrative	28,499	14,997	17,882	13,955	15,283
Depreciation and amortization(3)	11,911	11,523	12,824	13,990	14,894

Total expenses	135,435	104,761	86,750	54,280	63,685

Income (loss) from operations	70,180	66,786	70,241	21,225	(2,014)

Other income:
Interest income, net	284	791	1,449	1,842	2,898
Preferred stock dividends from TSA	—	—	1,768	1,181	304

Income before income taxes	70,464	67,577	73,458	24,248	1,188
Provision for income taxes	27,504	26,444	30,935	13,298	3,505
Minority interest	—	—	—	—	(40)

Net income (loss)	$42,960	$41,133	$42,523	$10,950	$(2,277)

Earnings (loss) per share:
Basic	$1.15	$1.10	$1.13	$0.29	$(0.06)
Diluted	$1.15	$1.10	$1.13	$0.29	$(0.06)
Weighted average shares outstanding:
Basic	37,500	37,500	37,500	37,500	37,500
Diluted	37,500	37,500	37,500	37,500	37,500

Other Operating Data:
Offices:
Franchise operations	4,330	3,776	3,385	3,345	2,765
Company-owned office operations	605	523	440	—	37

Total system	4,935	4,299	3,825	3,345	2,802

Tax returns (in thousands):
Franchise operations	2,735	2,461	2,200	2,212	1,759
Company-owned office operations	400	365	325	—	13

Total system	3,135	2,826	2,525	2,212	1,772

	As of April 30,
	2004	2003	2002	2001	2000
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$5,266	$1,543	$2,312	$1,017	$2,227
Working capital	16,756	11,263	20,607	6,837	13,623
Total assets	725,942	661,901	617,799	574,838	562,778
Long-term debt	—	—	—	—	—
Stockholder’s equity	655,096	612,136	571,003	528,479	517,529

(1)	Selling, general and administrative expenses in 2004 included a $10.4 million charge associated with a litigation settlement. See Note 12 to our consolidated financial statements.
(2)	During 2002, we completed our acquisition of TSA, which affected our results of operations as discussed in Note 9 to our consolidated financial statements.
(3)	On January 1, 2002, we adopted the non-amortization provisions of SFAS No. 142. Accordingly, our results of operations before January 1, 2002 reflect the amortization of goodwill and indefinite-lived intangible assets, while our results of operations after January 1, 2002 do not reflect this amortization. See Note 2 to our consolidated financial statements for a discussion of our results of operations during the fiscal year ended 2002 after applying the non-amortization provisions of SFAS No. 142.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

You should read the pro forma consolidated financial statements presented below in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

The pro forma consolidated statement of operations for the year ended April 30, 2004 and the pro forma consolidated balance sheet as of April 30, 2004 are unaudited and have been derived from our historical consolidated financial statements adjusted to give effect to our new agreement with Santa Barbara Bank & Trust, the initial public offering and the related transactions described in the accompanying notes to the unaudited pro forma consolidated financial statements, as if they had occurred on May 1, 2003 with respect to the pro forma consolidated statement of operations and as of April 30, 2004 with respect to the pro forma consolidated balance sheet. The unaudited pro forma consolidated financial statements are based upon available information and assumptions that we believe are reasonable. These pro forma consolidated financial statements are not necessarily indicative of the results of future operations or the actual results that would have been achieved had the transactions occurred on the dates indicated.

Unaudited Pro Forma Consolidated Statement of Operations

	For the Year Ended April 30, 2004
	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share amounts)
Revenues
Franchise operations revenues:
Royalty	$51,646	$—		$51,646
Marketing and advertising	24,213	—		24,213
Financial product fees	30,384	—		30,384
Other financial product revenue	30,255	(4,395	)(1)	25,860
Other	12,527	—		12,527
Service revenue from company-owned office operations	56,590	—		56,590

Net revenues	205,615	(4,395)		201,220

Expenses
Cost of franchise operations	23,922	—		23,922
Marketing and advertising	29,464	—		29,464
Cost of company-owned office operations	41,639	—		41,639
Selling, general and administrative	28,499	5,254	(2)	33,753
Depreciation and amortization	11,911	—		11,911

Total expenses	135,435	5,254		140,689

Income from operations	70,180	(9,649)		60,531
Other income (expense):
Interest income (expense), net	284	(5,788	)(3)	(5,504)

Income before income taxes	70,464	(15,437)		55,027
Provision for income taxes	27,504	(6,020	)(4)	21,484

Net income	$42,960	$(9,417)		$33,543

Earnings per share:
Basic	$1.15			$0.89

Diluted	$1.15			$0.89

Weighted average shares outstanding(5):
Basic	37,500			37,591

Diluted	37,500			37,694

See accompanying notes to unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Balance Sheet

	As of April 30, 2004
	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$5,266	$(3,388	)(6)	$1,878
Accounts receivable, net	31,315	—		31,315
Notes receivable, net	1,944	—		1,944
Prepaid expenses and other	4,810	—		4,810
Deferred income taxes	5,074	—		5,074

Total current assets	48,409	(3,388)		45,021
Property and equipment, net	37,347	—		37,347
Goodwill	392,368	—		392,368
Other intangibles, net	89,902	—		89,902
Due from Cendant	143,985	(143,985	)(7)	—
Notes receivables, net	1,985	—		1,985
Other non-current assets	11,946	3,388	(6)	15,334

Total assets	$725,942	$(143,985)		$581,957

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$31,653	$(1,021	)(8)	$30,632

Total current liabilities	31,653	(1,021)		30,632
Deferred income taxes	26,335	—		26,335
Other non-current liabilities	12,858	—		12,858
Long-term debt	—	175,000	(3)	175,000

Total liabilities	70,846	173,979		244,825

Stockholders’ equity:
Common stock	375	1	(8)	376
Additional paid-in capital	475,844	(141,705 2,617	)(7) (8)	336,756
Retained earnings	178,877	(177,280 (1,597	)(7) )(8)	—

Total stockholders’ equity	655,096	(317,964)		337,132

Total liabilities and stockholders’ equity	$725,942	$(143,985)		$581,957

See accompanying notes to unaudited pro forma consolidated financial statements.

Notes to unaudited pro forma consolidated financial statements

(1)	Reflects an adjustment to give effect to our new agreement with Santa Barbara Bank & Trust (“SBBT”). To reduce the variability of other financial product revenue, we renegotiated our agreement with SBBT, the provider of approximately 80% of the refund anticipation loans that we facilitate. In lieu of sharing revenue based upon the amount of finance fees received by SBBT and uncollected loans made by SBBT, we would have received fees of $18.00 for each refund anticipation loan facilitated under the new agreement in 2004, consisting of a fixed fee of $16.00 and an additional fee of $2.00. Our historical and pro forma results in 2004 include revenue of $8.8 million with respect to collections of refund anticipation loans facilitated prior to May 1, 2003. These collection revenues will decline to zero over the next three to four years under our new SBBT agreement. Revenue of $620,000 from Household Tax Masters Inc. for refund anticipation loans facilitated during the 2003 tax season has not been affected by this adjustment.

(2)	Reflects adjustments to include incremental costs that we expect to incur as a result of becoming a public company and from our separation from Cendant. The adjustments include costs related to directors and officers and other insurance, stock-based compensation pursuant to new options granted immediately following the offering that vest over a four year period, employment agreements and other costs associated with being a separate public company.

(3)	Reflects adjustments to give effect to interest expense for our new credit facility, the issuance of $175.0 million aggregate principal amount of floating rate notes and the amortization of deferred financing costs. Assumes the average principal balances outstanding under the new credit facility and the notes would have been $20.8 million and $175.0 million, respectively, in 2004. The average annual interest rate for the new credit facility and the notes would have been 2.61% in 2004. A 1/8% change in interest rates would result in a change of approximately $245,000 in annual interest expense.

(4)	Reflects adjustments to give effect to income taxes related to the pro forma adjustments recorded at the statutory tax rate of 39%.

(5)	Basic weighted average shares outstanding gives effect to the issuance of 91,000 shares of common stock in exchange for Cendant restricted stock units held by our executive officers and employees. Diluted weighted average shares outstanding gives effect to the issuance of stock options in exchange for Cendant stock options held by our executive officers and employees. Share numbers and option amounts to be issued in exchange for Cendant restricted stock units and options are based on the midpoint of the initial public offering price range set forth on the cover page of this prospectus and the average closing price of Cendant’s stock price over a recent three trading day period. The actual amounts will change based on our stock price and Cendant’s stock price for the three trading days following the date of the final prospectus. Actual amounts outstanding may also be reduced to the extent our executive officers and employees elect to exercise their vested Cendant options prior to the completion of the exchange offer.

The pro forma consolidated statement of operations does not reflect a non-recurring pre-tax compensation charge of an estimated $4.6 million associated with the issuance of common stock and options to purchase shares of our common stock issued in exchange for Cendant restricted stock units and stock options currently held by our executive officers and employees.

(6)	Reflects an adjustment to give effect to financing costs associated with the new credit facility and the issuance of the $175.0 million aggregate principal amount of floating rate notes.

(7)	Reflects an adjustment to give effect to the special dividend paid to Cendant in the amount of $319.0 million. The $175.0 million cash portion of the special dividend will be funded entirely from the net proceeds of the notes placement. The remaining $144.0 million reflects the cancellation of a receivable due from Cendant.

(8)	Reflects an adjustment to give effect to the issuance of 91,000 shares of common stock in exchange for Cendant restricted stock units held by our executive officers and employees, including the related income tax benefit.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our selected consolidated financial data and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

Jackson Hewitt is the second largest paid tax return preparer in the United States, based on the number of tax returns filed by paid preparers, with a nationwide network comprised of 4,330 franchised offices and 605 company-owned offices as of April 30, 2004. We have grown rapidly, more than doubling the number of offices in our network since 1998 and our annual volume of tax returns prepared since 1999. In 2004, our network filed 3.1 million tax returns, an increase of 11% as compared to 2003. Our revenues and profits are primarily dependent on the successful operations of our franchise system and our company-owned offices.

We manage and evaluate the operating results of our business in two segments:

•	Franchise operations: This segment consists of the operations of our franchise business, including royalty and marketing and advertising revenue, financial product fees, other financial product revenue and other revenue.

•	Company-owned office operations: This segment consists of the operations of our company-owned offices for which we earn service revenue for the preparation of tax returns and related services.

Revenue that we earn consists of the following components:

Franchise operations revenue:

•	Royalty revenue: We earn royalty revenue from our franchisees. Our franchise agreements require franchisees to pay us a royalty fee of 15% of their revenue (12% for most franchises that joined our system before 2000). In 2004, our average royalty rate was 12.8%. Franchisees earn revenue primarily from the preparation of tax returns and from application fees charged in conjunction with the facilitation of financial products. We recognize royalty revenue upon the completion and filing of tax returns by our franchisees.

•	Marketing and advertising revenue: In addition to royalty revenue, franchisees pay us a marketing and advertising fee equal to 6% of their revenue. We recognize marketing and advertising revenue upon the completion and filing of tax returns by our franchisees.

•	Financial product fees: We earn fixed fees from the financial institutions that provide our financial products for the facilitation of the sale of tax refund-based financial products to customers throughout our network, including refund anticipation loans, accelerated check refunds and assisted direct deposits. The fixed fees that we earn from the financial institutions originate from a handling fee (typically $25) paid by the customer to the financial institution upon approval and funding of the respective products. We earn a portion of the total handling fee depending upon the product facilitated, with the fees that we earn varying in amounts up to $14.55 per product. These financial products are offered pursuant to our contractual arrangements with financial institutions. We recognize revenue for the fixed fees we earn at the time financial products are sold. In addition, our network offers other products which include the Jackson Hewitt CashCard and our Gold Guarantee extended warranty product. Revenue from our Gold Guarantee product is deferred and recognized over the term of the extended warranty.

•	Other financial product revenue: Other financial product revenue is solely related to the facilitation of refund anticipation loans. In addition to the fixed fees recorded in financial product fees we earn from the facilitation of refund anticipation loans, we have historically earned other financial product revenue equal to a portion (ranging from 59% to 100%) of the difference between finance fees paid by customers throughout our network to the financial institutions and loan amounts that the financial institutions are unable to collect. The finance fees are calculated as a percentage (typically 3%) of the total loan amount (subject to a minimum fee of $10 and maximum fee of $75). In addition, there is a $10 surcharge if an earned income tax credit is claimed. The finance fees are set aside as a reserve against uncollected loans. Other financial product revenue is recognized only to the extent that the reserves maintained by the lending financial institutions exceed the uncollected loans made by these financial institutions at the end of each reporting period. Other financial product revenue has varied over the past three years based upon the financial institutions’ ability to manage credit risk and collect loan balances either through the remittance of refunds from the IRS or from the customer.

To reduce the variability of other financial product revenue, we have renegotiated our agreement with Santa Barbara Bank & Trust, the provider of approximately 80% of the refund anticipation loans that we facilitate. Under the new agreement, which became effective as of May 5, 2004, in lieu of earning revenue based upon the amount of finance fees and uncollected loans, we will earn primarily a fixed fee based upon the number of refund anticipation loans facilitated. Although there will be a variable component to the fees received under the new agreement, we do not currently anticipate such fees or potential reimbursement obligation will have a material impact on our consolidated results of operations. Under our current agreement with our other provider of refund anticipation loans, Household Tax Masters Inc., we will continue to earn other financial product revenue based on the amount of finance fees collected and uncollected loans.

•	Other revenue: Other revenue consists of ancillary fees we earn from franchisees, including a $2 fee per tax return paid by franchisees for the processing of each electronically-transmitted tax return. We recognize revenue from processing fees at the time the tax returns are filed. Approximately 88% of all tax returns filed by our network are filed electronically. Other revenue also includes revenue that we earn from the sale or transfer of territories. Revenue is recognized when all material services or conditions relating to the sale have been performed (generally upon completion of a mandatory training program for new franchisees).

Company-owned office operations revenue:

•	Service revenue: Service revenue includes only revenue earned at our company-owned offices, which primarily consists of fees that we earn directly from our customers for the preparation of tax returns. Such fees include base fees for the preparation of tax returns and related fees for the facilitation of financial products earned by our company-owned offices. Related fees vary in amounts up to $39 per product. We recognize service revenue upon the completion and filing of tax returns by our company-owned offices.

Our consolidated results of operations are set forth below and are followed by a more detailed discussion of each of our business segments, as well as a detailed discussion of certain corporate and other expenses.

Consolidated Results of Operations (in thousands):	Fiscal Year Ended April 30,
	2004	2003	2002

Revenue
Franchise operations revenues:
Royalty	$51,646	$43,229	$35,640
Marketing and advertising	24,213	20,671	17,261
Financial product fees	30,384	25,037	21,635
Other financial product revenue	30,255	23,110	29,518
Other	12,527	11,080	11,685
Service revenue from company-owned operations	56,590	48,420	41,252

Net revenues	205,615	171,547	156,991

Expenses:
Cost of franchise operations	23,922	18,971	19,511
Marketing and advertising	29,464	25,086	18,836
Cost of company-owned office operations	41,639	34,184	17,697
Selling, general and administrative	28,499	14,997	17,882
Depreciation and amortization	11,911	11,523	12,824

Total expenses	135,435	104,761	86,750

Income from operations	70,180	66,786	70,241
Other income:
Interest income, net	284	791	1,449
Preferred stock dividends from TSA	—	—	1,768

Income before income taxes	70,464	67,577	73,458
Provision for income taxes	27,504	26,444	30,935

Net income	$42,960	$41,133	$42,523

The table below presents selected key operating statistics for our franchise and company-owned office operations.

	Fiscal Year Ended April 30,
Operating Statistics	2004	2003	2002
Offices:
Franchise operations	4,330	3,776	3,385
Company-owned office operations	605	523	440

Total system	4,935	4,299	3,825

Tax returns (in thousands):
Franchise operations	2,735	2,461	2,200
Company-owned office operations	400	365	325

Total system	3,135	2,826	2,525

Average revenue per tax return:
Franchise operations(1)	$147.53	$139.67	$130.76
Company-owned office operations(2)	$141.48	$132.66	$126.93
Total system	$146.76	$138.77	$130.26

Financial products (in thousands)	2,769	2,396	1,906
Average financial product fees per product(3)	$10.97	$10.45	$11.35

(1)	Calculated as total revenue earned by our franchisees, which does not represent revenues earned by Jackson Hewitt, divided by the number of tax returns prepared by our franchisees. We earn royalty and marketing and advertising revenue, which represents a percentage of the revenue received by our franchisees.
(2)	Calculated as tax preparation revenue and related fees received by company-owned offices divided by the number of tax returns prepared by company-owned offices.
(3)	Calculated as revenue earned from financial product fees (as reflected in our consolidated results of operations) divided by the number of financial products facilitated.

We calculate average revenue per tax return in franchise operations in the manner set forth below.
	Fiscal Year Ended April 30,
	2004	2003	2002
	(dollars in thousands, except per tax return data)
Total revenue earned by Jackson Hewitt franchisees(A)	$403,505	$343,733	$287,662

Average royalty rate(B)	12.8%	12.6%	12.4%
Marketing and advertising rate(C)	6.0%	6.0%	6.0%

Combined royalty and marketing and advertising rate(B plus C)	18.8%	18.6%	18.4%

Royalty revenue(A times B)	$51,646	$43,229	$35,640
Marketing and advertising revenue(A times C)	24,213	20,671	17,261

Total royalty and marketing and advertising revenue	$75,859	$63,900	$52,901

Number of tax returns prepared by franchisees(D)	2,735	2,461	2,200

Average revenue per tax return prepared by franchisees(A divided by D)	$147.53	$139.67	$130.76

Amounts	may not recalculate due to rounding differences.

Fiscal Year Ended April 30, 2004 as Compared to the Fiscal Year Ended April 30, 2003

The number of tax returns prepared within our network increased by 11%, and the average revenue per tax return, including both franchised and company-owned offices, increased by 6% in 2004 compared with the prior year. One driver of return growth was the expansion of our network as the average number of offices per territory increased to 1.8 at April 30, 2004 from 1.7 at April 30, 2003. Average revenue per tax return is calculated as tax preparation and related fees received divided by the total number of tax returns prepared. Average revenue per tax return increased primarily as a result of annual price adjustments.

In conjunction with the growth in tax returns prepared and financial products facilitated, net revenues increased $34.1 million, or 20%, in 2004 as compared with the prior year. This increase was primarily due to a $12.0 million, or 19%, increase in royalty, marketing and advertising revenue in our franchise operations, an $8.2 million, or 17%, increase in service revenue at company-owned offices, and a $5.3 million, or 21%, increase in financial product fees. Also contributing to the increase in net revenues was an increase of $7.1 million in other financial product revenue.

Total expenses increased by $30.7 million, or 29% in 2004 as compared with the prior year due to increased costs of $9.1 million in our franchise operations segment and $8.9 million in our company-owned office operations segment. In our franchise operations segment, marketing and advertising costs increased in conjunction with our growth, as they are closely tied to the marketing and advertising revenue earned from franchisees and we incurred higher personnel costs to support our growing base of franchise offices. In our company-owned office operations segment, we experienced higher costs due to the growth in the number of offices. In addition, selling, general and administrative expenses in 2004 included a $10.4 million charge associated with a litigation settlement in connection with an action filed by 154 of our franchisees against us and Santa Barbara Bank & Trust alleging, among other things, that we breached an agreement with them by not paying them a portion of other financial product revenue. The $10.4 million charge reflects the total amount we expect to incur related to this settlement. Management is not aware of any other similar proceedings or actions.

Net income increased to $43.0 million in 2004 from $41.1 million for the prior year. Apart from the impact of the litigation settlement discussed above, net income increased to approximately $49.3 million in 2004 from $41.1 million in 2003.

Fiscal Year Ended April 30, 2003 as Compared to the Fiscal Year Ended April 30, 2002.

The number of tax returns prepared by our network increased by 12% and the average revenue per tax return including both franchised and company-owned offices increased by 7% in 2003, as compared to the prior year. Average revenue per tax return is calculated as tax preparation and related fees received divided by the total number of tax returns prepared. Average revenue per tax return increased primarily as a result of annual price adjustments.

In conjunction with the growth in tax returns prepared and financial products facilitated, net revenues increased $14.6 million, or 9%, for 2003 as compared to the prior year. This increase was primarily due to an $11.0 million, or 21%, increase in royalty and marketing and advertising revenue in our franchise operations, a $7.2 million, or 17%, increase in service revenue at company-owned offices, and a $3.4 million, or 16%, increase in financial product fees. The increase in net revenues was partially offset by a $6.4 million, or 22%, decrease in other financial product revenue primarily as a result of lower collections on refund anticipation loans. Other financial product revenue has varied each year as it is dependent upon the ability of the financial institutions that provide refund anticipation loans to manage credit risk and collect loan balances either through the remittance of refunds from the IRS or from the customer. Refunds may be denied by the IRS due to the disallowance of credits such as earned income tax credits, claims from other indebtedness and customer fraud.

Total expenses increased by $18.0 million, or 21%, in 2003 as compared with the prior year primarily due to increased costs in our company-owned offices segment as a result of the timing of our acquisition of TSA on January 18, 2002. If TSA had been acquired on May 1, 2001, expenses in 2002 would have been $109.6 million as compared to $104.8 million in 2003.

Net income decreased to $41.1 million in 2003 from $42.5 million in 2002 primarily due to the impact of the acquisition of TSA. If TSA had been acquired on May 1, 2001, net income would have been $28.2 million in 2002.

Franchise Operations

At the core of our business strategy is the growth and development of our franchise system. We derive a significant portion of our revenue from royalty and marketing and advertising fees which are also our fastest growing source of revenue. We earn royalty fees based on our franchisees’ revenue. We provide our franchisees with services designed to increase their revenues, including training, administrative support, access to our proprietary ProFiler tax return preparation software and tax refund-related financial products, product development and quality assurance. Marketing and advertising fees are based on our franchisees’ revenue and are used to support national advertising programs, brand development, website development and our franchisees’ regional and local advertising.

	Fiscal Year Ended April 30,
	2004	2003	2002
Business drivers:
Offices	4,330	3,776	3,385
Tax returns (in thousands)	2,735	2,461	2,200

Operating results (in thousands):
Revenues:
Royalty	$51,646	$43,229	$35,640
Marketing and advertising	24,213	20,671	17,261
Financial product fees	30,384	25,037	21,635
Other financial product revenue	30,255	23,110	29,518
Other	12,527	11,080	11,685

Net revenues	149,025	123,127	115,739

Expenses:
Cost of franchise operations	23,922	18,971	19,511
Marketing and advertising	24,212	20,631	16,353
Selling, general and administrative	3,597	3,365	4,362
Depreciation and amortization	7,608	7,274	11,626

Total expenses	59,339	50,241	51,852

Income from operations	89,686	72,886	63,887
Interest income, net	657	791	1,449

Income before income taxes	$90,343	$73,677	$65,336

Fiscal Year Ended April 30, 2004 as Compared to the Fiscal Year Ended April 30, 2003

The number of franchised offices grew by 15% to 4,330 at April 30, 2004 from 3,776 at April 30, 2003.

In 2004, royalty revenue increased by $8.4 million, or 19%, as compared with 2003 and marketing and advertising revenue increased by $3.5 million, or 17%, as compared with 2003. These increases resulted primarily from an 11% increase in the number of tax returns prepared and a 6% increase in the average revenue per tax return. Average revenue per tax return is calculated as tax preparation and related fees received by franchisees divided by the total number of tax returns prepared. Average revenue per tax return increased primarily as a result of annual price adjustments. We also benefited from a slight increase in the average royalty rate we earn, which increased to 12.8% in 2004 from 12.6% in 2003 as the network included more territories at the 15% royalty fee rate. Franchisees facilitated the sale of 2.4 million financial products in 2004 as compared with 2.1 million in 2003, for which we earned royalty and marketing and advertising revenue of $14.3 million in 2004 and $11.6 million in 2003.

Financial product fee revenue increased by $5.3 million, or 21%, in 2004 as compared with 2003. Growth in the number of tax returns prepared contributed to a 16% increase in the number of financial products facilitated in 2004 as compared with 2003. During 2004, we facilitated the sale of approximately 2.8 million financial products as compared to approximately 2.4 million financial products in 2003. These sales included 1.1 million refund anticipation loans facilitated by our network in 2004 as compared to 1.0 million refund anticipation loans for the prior year. We earned financial product fees in connection with our facilitation of the sale of refund anticipation loans of $15.9 million in 2004 as compared with $14.1 million in 2003. We recognized a 5% increase in the average financial product fee per product, which was primarily due to the growth of our Gold Guarantee product.

Other financial product revenue increased by $7.1 million, or 31%, during 2004 as compared with 2003 due to higher collections of loans from prior tax seasons. Other financial product revenue has varied as it is dependent upon a number of factors involving risk related to the receipt of income tax refunds. To reduce the variability of other financial product revenue, we have renegotiated our agreement with Santa Barbara Bank & Trust, the provider of approximately 80% of the refund anticipation loans that we facilitate. Under the new agreement, which became effective as of May 5, 2004, in lieu of sharing revenue based upon the amount of finance fees and uncollected loans, we earn primarily a fixed fee that is more closely tied to the number of refund anticipation loans facilitated.

In 2004, total expenses increased by $9.1 million, or 18%, as compared with 2003, principally due to increases in cost of franchise operations expenses and marketing and advertising expenses. Cost of franchise operations expenses increased primarily due to costs related to increased personnel to support franchisees and expense attributable to growth in the Gold Guarantee program. We incurred additional marketing and advertising expenses in 2004 as marketing and advertising revenue has grown and as we continued to increase the awareness of our brand to drive new customer growth. Selling, general and administrative expenses, as well as depreciation and amortization, grew at modest rates in 2004 as compared to 2003.

Income before income taxes increased by $16.7 million, or 23%, in 2004 as compared with 2003.

Fiscal Year Ended April 30, 2003 as Compared to the Fiscal Year Ended April 30, 2002

The number of franchised offices grew by 12% to 3,776 offices at April 30, 2003 from 3,385 offices at April 30, 2002.

During 2003 as compared with 2002, royalty revenue increased by $7.6 million, or 21%, and marketing and advertising revenue increased by $3.4 million, or 20%. These increases resulted from a 12% increase in the number of tax returns prepared in our franchise system and a 7% increase in the average revenue per tax return. Average revenue per tax return is calculated as tax preparation and related fees received divided by the total number of tax returns prepared. Average revenue per tax return increased primarily as a result of annual price adjustments. Additionally, the average royalty rate that we earned from our franchisees increased slightly to 12.6% in 2003 from 12.4% in 2002. Franchisees facilitated the sale of 2.1 million financial products in 2003 as compared with 1.7 million in 2002, for which we earned royalty and marketing and advertising revenue of $11.6 million in 2003 and $9.3 million in 2002.

Financial product fee revenue increased by $3.4 million, or 16%, during 2003 as compared with 2002 primarily due to the increase in the number of tax returns prepared and the facilitation of higher financial product sales. We facilitated the sale of nearly 2.4 million financial products in 2003 as compared with approximately 1.9 million financial products in the prior year, an increase of 26%. Facilitation of the sales of refund-based financial products increased by approximately 196,000 in 2003 as compared to 2002, while sales of our Gold Guarantee product accounted for approximately 285,000 of the year-to-year increase. Our financial product sales included approximately 975,000 refund anticipation loans facilitated by our network in 2003 as compared to approximately 809,000 refund anticipation loans in 2002, and we earned total fees of $14.1 million in 2003 as compared to $12.0 million in the prior year. Because sales of our Gold Guarantee product are recognized over the warranty period and grew at a disproportionately high rate, the average revenue per financial product declined by 8%.

Other financial product revenue decreased by $6.4 million, or 22%, in 2003 principally due to lower collection rates for our refund anticipation loan program.

Total expenses decreased by $1.6 million, or 3%, in 2003 as compared with the prior year primarily due to a decrease in amortization following our adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, which eliminated the amortization of goodwill and other indefinite-lived intangible assets, as well as reductions in selling, general and administrative costs that were partially offset by increases in marketing and advertising costs. We incurred additional marketing and advertising expenses in conjunction with the growth in marketing and advertising revenue and as we continued to increase the awareness of our brand.

Income before income taxes increased by $8.3 million, or 13%, in 2003 as compared with the prior year.

Company-Owned Office Operations

Complementing our franchise system are our company-owned offices. Prior to our acquisition of TSA on January 18, 2002, we did not have significant company-owned office operations. Tax returns filed by our company-owned offices represented 13% of the total tax returns filed within our network in 2004.

	Fiscal Year Ended April 30,
	2004	2003	2002
Business drivers:
Offices	605	523	440
Tax returns (in thousands)	400	365	325
Average revenue per tax return(1)	$141.48	$132.66	$126.93

Operating results (in thousands):
Service revenue from company-owned office operations	$56,590	$48,420	$41,252

Expense:
Cost of operations	41,639	34,184	17,697
Marketing and advertising	5,252	4,455	2,483
Selling, general and administrative	3,075	2,435	937
Depreciation and amortization	4,303	4,249	1,198

Total expenses	54,269	45,323	22,315

Income before income taxes	$2,321	$3,097	$18,937

(1)	Calculated as service revenue from company-owned office operations, which includes tax preparation and related fees, divided by the number of tax returns prepared.

Fiscal Year Ended April 30, 2004 as Compared to the Fiscal Year Ended April 30, 2003

The number of tax returns grew by 10% in 2004 as compared with 2003 and average revenue per tax return increased by 7%, which contributed to an increase of $8.2 million, or 17%, in revenue. Growth in tax returns prepared by our network in 2004 was due to the number of offices increasing by 82, or 16%. Average revenue per tax return is calculated as tax preparation and related fees received divided by the total number of tax returns prepared. Average revenue per tax return increased primarily as a result of annual price adjustments. Company-owned offices facilitated the sale of 374,000 financial products to 2004 as compared with 311,000 in 2003, for which we earned service revenue of $12.2 million in 2004 and $10.0 million in 2003.

Total expenses increased by $8.9 million, or 20%, in 2004 as compared with 2003. This was primarily due to a $7.5 million, or 22%, increase in the cost of operations as we increased the number of company-owned offices. The increase in marketing and advertising costs of approximately $797,000, or 18%, was closely tied to the expansion of offices and growth in the number of returns prepared. Selling, general and administrative costs increased due primarily to increased costs in training and support infrastructure.

Our results also reflect an allocation for marketing and advertising expense based on the proportion of company-owned office operations revenue to total revenue.

Income before income taxes decreased approximately $776,000, or 25%, in 2004 as compared with 2003. Expense growth outpaced revenue growth in 2004 primarily due to the investment in new offices as compared to growth in offices primarily due to acquisitions in 2003. As these new offices mature, we expect productivity to drive growth in revenue and income before income taxes.

Fiscal Year Ended April 30, 2003 as Compared to the Fiscal Year Ended April 30, 2002

We acquired TSA on January 18, 2002. Prior to the acquisition, TSA was our largest franchisee for which we earned royalty and marketing and advertising revenues.

The number of tax returns prepared grew by 12% in 2003 as compared with the prior year and average revenue per tax return increased by 5%, which contributed to an increase of $7.2 million, or 17%, of revenue. Because most of our revenue is earned from January through April, the timing of the TSA acquisition did not have a significant impact on the total revenue earned. Our number of new offices increased by 83, or 19%, in 2003 primarily driven by acquisitions. Average revenue per tax return is calculated as tax preparation and related fees received divided by the total number of tax returns prepared. Average revenue per tax return increased primarily as a result of annual price adjustments. Company-owned offices facilitated the sale of 311,000 financial products in 2003 as compared with 195,000 in 2002, for which we earned service revenue of $10.0 million in 2003 and $8.4 million on 2002.

Total expenses increased primarily as a result of the inclusion of TSA in our consolidated results for the full fiscal year in 2003 as compared to the inclusion of TSA in our consolidated results for only three and one half months in 2002. Due to the timing of the TSA acquisition and the seasonality of our business, if TSA had been acquired on May 1, 2001, expenses would have been $45.2 million in 2002.

Income before income taxes decreased $15.8 million, or 84%, in 2003 as compared with the prior year. If TSA had been acquired on May 1, 2001, income before income taxes would have increased by $6.0 million.

Corporate and Other

Corporate and other expenses consist of corporate functions, including legal, finance, strategic development activities and other costs which are not allocated to our franchise operations or company-owned office operations, as well as certain unusual expenses such as litigation costs.

	Fiscal Year Ended April 30,
	2004	2003	2002
	(in thousands)
General and administrative expense	$21,827	$9,197	$12,583

Loss from operations	(21,827)	(9,197)	(12,583)
Interest expense	(373)	—	—
Other income	—	—	1,768

Loss before income taxes	$(22,200)	$(9,197)	$(10,815)

Fiscal Year Ended April 30, 2004 as Compared to the Fiscal Year Ended April 30, 2003

Loss before income taxes increased $13.0 million primarily due to a $10.4 million charge recorded to reflect the settlement of an action filed by 154 of our franchisees against us and Santa Barbara Bank & Trust alleging, among other things, that we breached an agreement with them by not paying them a portion of other financial product revenue. The $10.4 million charge reflects the total amount we expect to incur related to this settlement. Management is not aware of any similar proceedings or actions.

Fiscal Year Ended April 30, 2003 as Compared to the Fiscal Year Ended April 30, 2002

Loss before income taxes decreased $1.6 million, or 15%, primarily due to a reduction in general and administrative expenses primarily resulting from costs incurred in 2002 to close our Virginia Beach facility. This reduction was partially offset by the absence in 2003 of $1.8 million of preferred stock dividends (other income) received prior to our acquisition of TSA.

Seasonality and Quarterly Results of Operations

Given the seasonal nature of the tax preparation business, we have generated and expect to continue to generate substantially all our revenues during the tax season period from January through April of each year, which will overlap our third and fourth quarters. During 2004, we generated approximately 91% of our revenues during this period. We generally operate at a loss through the first eight months of each fiscal year, during which we incur costs associated with preparing for the upcoming tax season.

The following table presents certain unaudited quarterly consolidated statements of operations data for each of our last eight fiscal quarters. In the opinion of our management, this quarterly information has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. Our quarterly results have in the past been subject to fluctuations, and thus, the operating results for any quarter are not necessarily indicative of results for a full year. In addition, these results may not be indicative of results that would have existed or resulted if we had operated independently of Cendant.

	Fiscal Quarter Ended				Fiscal Quarter Ended
	April 30, 2004	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	April 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002
	(in thousands)
Net revenues	$132,771	$59,528	$7,544	$5,772	$112,533	$48,617	$4,566	$5,831
Net income (loss)	$52,431	$7,161	$(5,345)	$(11,287)	$46,048	$7,921	$(5,983)	$(6,853)

Refund Anticipation Loan Risk-Sharing

We facilitate the sale of refund anticipation loans pursuant to agreements with Santa Barbara Bank & Trust and Household Tax Masters Inc. In 2004, approximately 80% of refund anticipation loans facilitated by our network were sold pursuant to our contractual relationship with Santa Barbara. Under our existing agreement with Household Tax Masters Inc. and previous agreement with Santa Barbara, we share the risks of non-collection on refund anticipation loans. If actual loan losses exceed anticipated loan losses in a given year, we are obligated to reimburse these financial institutions for a majority of the deficit. Conversely, if actual loan losses are less than anticipated, we receive a majority of the surplus. We have experienced considerable variability in the amount of revenue we earned.

To reduce the variability of other financial product revenue, we have renegotiated our agreement with Santa Barbara. Under the terms of the new agreement, which became effective as of May 5, 2004, in lieu of sharing revenue and losses based upon the amount of finance fees received by Santa Barbara and uncollected loans made by Santa Barbara, the new agreement provides for Santa Barbara to pay us the following fees:

•	a fixed fee of $16.00 for each refund anticipation loan facilitated by our network;

•	an additional fee of $2.00 for each refund anticipation loan facilitated by our network if the amount of finance fees received by Santa Barbara exceeds uncollected loans by a threshold amount ranging from at least 0.5% to 0.6% of the aggregate principal amount of refund anticipation loans made by Santa Barbara to our customers, plus to the extent that Santa Barbara collects loans that were made in the prior year, we will be entitled to an amount, equal to the excess, if any, of 25% of the principal amount of such loan collections over the product of (a) $2.00 and (b) the number of loans made by Santa Barbara in the current year; and

•	a variable fee equal to 50% of the amount by which the total amount of finance fees received by Santa Barbara exceeds uncollected loans by a threshold amount of at least 1.0% of the aggregate principal amount of refund anticipation loans made by Santa Barbara to our customers.

If the amount of uncollected loans exceeds the finance fees received by Santa Barbara, we have agreed to reimburse Santa Barbara in an amount equal to 50% of such difference. Based on our historical experience, we do not currently expect that this potential reimbursement obligation or the variable fee will have a material impact on our consolidated results of operations.

Separation from Cendant and Related Transactions

Upon completion of this offering, we will enter into a transitional agreement, a sublease agreement for our corporate New Jersey headquarters and a sublease assignment and assumption agreement for our technology facility in Sarasota, Florida with Cendant to provide for an orderly transition to being an independent company and to govern continuing arrangements between us and Cendant. Under the transitional agreement, Cendant will agree to provide us with various services, including services relating to facilities, human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, tax support, event marketing, revenue audit services, telecommunications services, information technology services, call support services and public and regulatory affairs. The transitional agreement will also contain agreements relating to indemnification, tax sharing and tax indemnification, access to information and non-solicitation of employees.

The majority of the services to be covered in the transitional agreement will expire by December 31, 2005, with the exception of information technology services and telecommunication services, which will expire in two years and three years, respectively, from the date of this offering. We do not expect any of the services to be provided under these agreements to expire before December 31, 2004. Additionally, all of the services to be provided under the transitional agreement may be terminated by us, without penalty, upon not less than 30 days prior written notice to Cendant, except for information technology services which will require a termination payment to Cendant in an amount equal to the unamortized lease costs of computer hardware specific to our mainframe environment, as well as for any unpaid actual costs incurred by Cendant with respect to these services. For almost all services to be provided, Cendant does not have the ability to terminate the provision of the services prior to the expiration date, with the exception of telecommunications services, revenue audit services and call support services which Cendant may terminate upon prior written notice to us of 180 days, 120 days, and 120 days, respectively. Cendant may terminate the sublease for our New Jersey corporate headquarters prior to the expiration date upon 120 days prior written notice, but Cendant is required to relocate us, at Cendant’s cost, to mutually acceptable office space.

Under the transitional agreement, the cost of each transitional service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs in our historical financial statements. The transitional agreement is being negotiated in the context of a parent-subsidiary relationship. The provision of many of the services will be transitioned at similar costs to those allocated by Cendant historically. After the expiration of the transitional agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. We are developing a plan to increase our own internal capabilities to reduce our reliance on Cendant for these services. We expect to incur a substantial increase in costs for the following services: insurance coverage (specifically directors and officers and errors and omissions coverage); financial systems management; and employee benefits. As part of this plan, we have, or will have, expanded our accounting and finance team and implemented the necessary systems to manage the transition of these services and handle the additional responsibilities of operating as an independent public company. In addition, we have, or will have, expanded our capabilities in other functional areas such as human resources, legal and preferred alliances to enable us to adequately support and provide the services which we have received historically from Cendant. We have identified completion dates in our transition plan that coincide with the expiration dates for the services outlined in the transitional agreement. For example, for services we intend to perform internally, such as treasury and cash management, tax support, internal audit, purchasing and general legal support, we are currently recruiting individuals to fill these positions and have recently hired certain personnel, including a controller and a general counsel. For services we intend to outsource to third-party service providers at the end of 2004, such as payroll and human resources administration, financial system consulting services and investor relations, we are seeking proposals from third-party service providers and expect to select providers by mid-summer 2004. We expect to begin a similar selection process later this year for other services we intend to outsource during 2005, such as revenue audit services and tax advisory services. Furthermore, we have contracted with a third party insurance broker to assist us in obtaining our insurance coverage and provide us with risk management services upon our separation from Cendant.

The following table reflects the additional costs associated with being an independent public company which are incremental to our historical costs. The table also reflects variations in costs resulting from our separation from Cendant.

		Fiscal Year 2005 In thousands
New Costs of Being a Public Company:
Insurance		$2,264
Equity awards and equity compensation		2,021
Board of Directors fees		659
Other		364
Variation in Costs from Separating from Cendant:
Costs to be handled internally –
Staff additions to replace Cendant support (1)	1,154
Less: Cendant support historically allocated	(1,139)

Subtotal		15
Costs to be outsourced –
Services outsourced (2)	1,070
Less: Cendant support historically allocated	(1,139)

Subtotal		(69)

Estimated incremental costs for 2005		$5,254

(1)	Includes hiring of new employees to replace historical Cendant support for corporate related functions such as finance, legal and human resources.
(2)	Includes professional services outsourced to replace Cendant support for corporate related functions such as payroll, risk management, financial systems management and facilities management.

Our public company costs will include incremental costs for equity awards, executive compensation, directors and officers and errors and omissions insurance, external audit fees and board of directors fees. The transitional services costs represent those services that we have historically received from Cendant, directly or through third party providers, that we will be required to provide upon the expiration of the terms of the services to be provided under the transitional agreement.

Our pro forma consolidated financial statements reflect additional costs such as recruiting fees for key personnel, software development fees for payroll and employee benefit interfaces and consulting fees for implementation of new systems to facilitate an orderly transition to being a public company. We expect to incur a substantial increase in costs for the following services required for our transition to being a public company: directors and officers and errors and omissions insurance coverage, external audit services and board of directors fees, which are collectively expected to be approximately $3.3 million for fiscal year 2005. In addition, we will incur incremental costs (anticipated to be approximately $2.0 million for fiscal year 2005) associated with equity awards that will be granted and increased compensation that will be paid to our officers and employees.

You should refer to the “Certain Relationships and Related Transactions” section of this prospectus and Note 8 to our consolidated financial statements for a description of these and other intercompany agreements and transactions between us and Cendant.

Contractual Obligations

The following table presents pro forma future contractual obligations:

	2005-2006	2007-2008	2009 & thereafter	Total
	(in thousands)
Borrowings(1)	$—	$—	$175,000	$175,000
Transitional agreement(2)	4,793	336	—	5,129
Operating lease obligations	12,220	3,636	452	16,308

Total	$17,013	$3,972	$175,452	$196,437

(1)	Represents the aggregate principal amount of notes we intend to issue concurrent with the closing of this offering.
(2)	Represents total estimated costs associated with the transitional agreement for the periods presented. The estimate is based on the pricing terms of the transitional agreement and historical volumes.

Liquidity and Capital Resources

Our revenues have been and are expected to continue to be highly seasonal. As a result, we generate most of our operating funds during the tax season that consists of the period from January through April. Following tax season, we require funds to cover our operating expenses as well as to reinvest in the business for future growth. Subsequent to this offering we will fund our operations through our operating cash flow and through our new credit facility, as required.

In 2004, we generated cash flows of approximately $63.6 million from operating activities, which were approximately $857,000 lower than 2003 due to an increase in receivables from other financial product revenues, partially offset by growth in tax return volume. We also invested approximately $9.5 million in the purchase of equipment, the acquisitions of independent tax preparation businesses and the funding of development advances during 2004, which was $4.3 million lower than 2003. We have historically invested in these activities to grow the business and expect to continue to make such investments following each tax season.

With respect to financing activities, Cendant, our parent corporation, has historically received the benefit of our operating cash flow and has funded our operations following the end of the tax season. Consequently, until the consummation of this offering, our financing activities have consisted solely of the settlement of intercompany transactions with Cendant.

Our total current assets as of April 30, 2004 were $48.4 million as compared with $32.2 million as of April 30, 2003. The increase is predominantly due to growth in the business, an increase in receivables from franchisees and the timing of funds transferred to Cendant. Other long-term assets increased with our additional investment in equipment, development advances and financing of new territories. Notes receivable from franchisees are generally four years in duration and are due in annual installments of principal and interest on February 28th of each year. These notes generally bear interest at rates between 8% and 12% and are secured by the underlying franchise and the personal guarantee of the individual owners of each franchise.

Over the next three to five year period, our financial targets include growing our net revenues by approximately 14% to 19%, our income from operations as a percentage of net revenues by approximately 50 to 100 basis points and our earnings per share by approximately 20% to 25%, in each case, on an annual basis. We plan to achieve this growth by pursuing the strategic initiatives of our growth strategy, as discussed in this prospectus. We intend to fund such growth from cash generated from our operations and our ability to utilize our new credit facility. Given that our business has historically generated significant cash, as evidenced by the $63.6 million of cash that we generated from operating activities in 2004, and the availability of borrowings under our revolving credit facility of $100.0 million, we currently believe that we have sufficient liquidity and financial resources to fund our operations, including the payment of quarterly dividends of approximately $2.6 million and the obligations associated with our new indebtedness. The preceding forward-looking statements are based on management estimates, currently available information and assumptions which management believes to be reasonable. Forward-looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. We caution that these statements may not be indicative of future performance and we can provide no assurance that such targets will be achieved. Actual results may differ materially from those expressed or implied in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

New Indebtedness

Concurrently with the closing of this offering, we will enter into a five-year revolving credit facility with a syndicate of financial institutions, including affiliates of several of the underwriters of this offering. The revolving credit facility will provide for borrowings of up to $100.0 million which will bear interest at floating rates tied to either the Prime rate or LIBOR. Borrowings will be available for general corporate purposes, working capital and potential acquisitions. To the extent we complete any acquisitions, we may require additional debt or equity financing to meet our capital needs.

Our new credit facility will contain financial covenants requiring us to maintain a maximum consolidated leverage ratio of 3.25 to 1.00 through April 30, 2005, 3.00 to 1.00 from May 1, 2005 to April 30, 2006 and 2.50 to 1.00 from May 1, 2006 to maturity and to maintain a minimum consolidated fixed charge coverage ratio of 3.00 to 1.00 through April 30, 2006 and 3.50 to 1.00 from May 1, 2006 to maturity. In addition, the credit facility will contain various customary restrictive covenants that limit our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness or guarantees, (ii) create liens or other encumbrances on our property, (iii) enter into a merger or similar transaction, (iv)

sell or transfer any of our property except in the ordinary course of business and (v) make dividend and other restricted payments. Our new credit facility will limit the maximum amount of our cash dividends to 30% of our cumulative consolidated net income for the period commencing on May 1, 2003 and ending on April 30 of the fiscal year preceding the year in which such cash dividends are paid. We do not believe that this limitation contained in the debt agreements will limit our ability to pay our proposed quarterly cash dividend of $0.07 per share of common stock in accordance with our stated dividend policy, even assuming the exercise in full of the underwriters’ option to purchase additional shares and exercise of all outstanding options.

Concurrently with the closing of this offering, we also intend to issue $175.0 million aggregate principal amount of floating rate notes. The notes will bear interest at 1.5% above the three-month LIBOR, and the term of the notes will be five years. The agreement governing the notes will contain substantially similar covenants to those contained in the new credit facility, as well as customary event of default provisions and other terms and conditions that are consistent with those contained in similar debt obligations of issuers with a credit quality similar to ours. The entire proceeds from the sale of the notes will be used to fund the cash portion of the special dividend to be paid to Cendant. The purpose of the special dividend is to maximize the consideration to Cendant in connection with the disposition by Cendant of its entire ownership interest in Jackson Hewitt through this offering.

Our liquidity position may be negatively affected by unfavorable conditions in the market in which we operate. In addition, our inability to generate sufficient profits during tax season may unfavorably impact our funding requirements.

Changes in Accounting Policies and Recently Issued Accounting Pronouncements

Our changes in accounting policies and recently issued accounting pronouncements are reflected in Note 2 to our consolidated financial statements.

Critical Accounting Policies

In presenting our financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the amounts reported therein. Events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could result in a material adverse impact to our consolidated results of operations, financial position and liquidity. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. The following accounting policy may affect reported results resulting in variations in our financial results both on an interim and fiscal year end basis.

Goodwill

We have reviewed the carrying value of our goodwill as required by SFAS No. 142, “Goodwill and Other Intangible Assets,” by comparing the carrying value of our reporting units to their fair value and determined that the carrying amount of our reporting units did not exceed their respective fair value. When determining fair value, we utilized various assumptions, including projections of future cash flows. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the respective carrying amount. In such event, we would then be required to record a charge, which would impact earnings. We will continue to review the carrying value of goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. An adverse change to our business will impact our consolidated results and may result in an impairment of our goodwill. The aggregate carrying value of our goodwill was approximately $392.4 million at April 30, 2004. See Note 4 to our consolidated financial statements for more information on goodwill.

BUSINESS

Overview

Jackson Hewitt is the second largest paid tax return preparer in the United States based on the number of tax returns filed by paid preparers, with a nationwide network comprised of 4,330 franchised offices and 605 company-owned offices as of April 30, 2004. We have grown rapidly, more than doubling the number of offices in our network since 1998 and our annual volume of tax returns prepared since 1999. In 2004, our network filed 3.1 million tax returns, an increase of 11% as compared to 2003. Despite our growth and industry position, we estimate that the 3.1 million tax returns our network prepared in 2004 represented less than 5% of the total paid tax return preparer industry in the United States.

In 2004, our net revenues were $205.6 million, which were generated from revenues from franchisees including royalty, marketing and advertising fees and other revenues (43% of net revenues), service revenue including tax return preparation and related service fees provided at company-owned offices (28% of net revenues), and fees and other revenue received from financial institutions in connection with our facilitation of the sale of financial products (29% of net revenues). Because of the higher profit margins inherent in the franchise model, our franchise revenues contribute a disproportionately higher percentage of our income from operations than those of our company-owned offices.

At the core of our business strategy is the growth and development of our franchise system. Royalty and marketing and advertising fees are, collectively, our largest and fastest growing source of revenue. In 2004, revenues from royalty and marketing and advertising fees were $75.9 million, an increase of approximately 19% compared to 2003. We earn royalty and marketing and advertising fees based on our franchisees’ revenue, for which we provide support and services, as well as national and regional advertising programs, designed to increase their revenues. Our franchise model enables us to grow more quickly with less capital investment and lower operating expenses than if we directly operated all of the offices in our network. Tax returns filed by our franchised offices represented 87% of the total number of tax returns filed by our network in 2004.

Complementing our franchise system are our company-owned offices. Increases in revenues and earnings of our company-owned offices are derived from growth in our operations and through our acquisition of independent tax return preparation businesses. Service revenue from our company-owned offices was $56.6 million in 2004, an increase of approximately 17% compared to 2003. Company-owned offices provide us with the opportunity to demonstrate the benefits of new products and develop and implement new initiatives that may be made available to our franchise system. Tax returns filed by our company-owned offices represented 13% of the total tax returns filed by our network in 2004.

Annual tax refunds represent an important source of funds for many of our customers. As a result, they typically file their tax returns early in the tax season, shortly after W-2s are available in order to receive their tax refunds as quickly as possible. In 2004, approximately 75% of our customers filed their tax returns by the end of February. We refer to these customers as early-season filers. To meet the needs of early-season filers, we provide convenient tax return preparation services and electronic filing of tax returns, and we facilitate the sale of financial products that accelerate the availability of funds to them.

Additionally, we earn revenues from financial institutions in connection with our facilitation of the sale of financial products to our customers. In 2004, our customers purchased nearly 2.8 million financial products in conjunction with having their tax returns prepared by our network, approximately 16% more than in 2003. The substantial majority of our financial product revenues comes from fees and other revenue related to refund anticipation loans and accelerated check refunds provided by financial institutions to our customers. These products enable customers to have access to funds more quickly than if they filed their tax returns on their own and waited to receive a tax refund directly from the IRS. These products also enable customers to have their tax returns prepared by trained preparers with no cash outlay at the time of filing. We continue to develop and offer additional products designed to attract and retain customers and generate incremental revenue. Since 2000, we have introduced a number of financial products, including the Jackson Hewitt CashCard®, HELPSM, Gold Guarantee® and Money NowSM.

Industry Overview

According to the IRS, approximately 131 million individual tax returns were filed in 2003. Of these tax returns, approximately 59%, or 77 million tax returns, were prepared with the help of a paid tax return preparer. The paid tax return preparer industry has grown over time increasing at a compound annual growth rate of approximately 4% from 1997 to 2003 and increasing as a percent of total returns filed from approximately 50% to 59% over the same period. In 2003, H&R Block was the largest paid tax return preparer, with an approximate 21% share, and Jackson Hewitt was the second largest, with an approximate 4% share. We believe that no other preparer has greater than a 1% share. Excluding H&R Block and us, the paid tax return preparer industry, representing approximately 58 million annual tax returns, is highly fragmented and consists of tens of thousands of paid tax return preparers, including national and regional tax return preparation services, accountants, attorneys, small independently-owned companies and financial service institutions that prepare tax returns as an ancillary part of their business. We believe we are well positioned to increase our share of the paid tax return preparer segment because of our strong brand name, our franchise model, our electronic filing capability and our ability to offer our customers fast and convenient means of obtaining funds associated with their tax refunds.

The increasing use of electronically-filed tax returns has been a significant development for taxpayers and the tax return preparation industry. To reduce administrative costs, the IRS has set a target of increasing the number of tax returns filed electronically to 80% by 2007. Through April 30, 2004, 49% of tax returns were filed electronically. Our network filed 88% of our tax returns electronically in 2004, making us a leader in this area. We believe that taxpayers have an incentive to file electronically because of the associated benefits, including acknowledgment of receipt of the filing, better accuracy and faster refund processing.

The industry has also benefited from year-over-year price increases. Our average revenue per customer has grown at a compound annual growth rate of 7% since 1999, which we believe is similar to pricing growth in the overall industry.

Customer Segments

The table below shows the breakdown of tax returns filed in 2003 by adjusted gross income, or AGI, for all individual tax returns in the United States and tax returns filed by us.

	Total U.S. Individual Tax Returns	Tax Returns Filed by Jackson Hewitt
Less than $29,999	53%	73%

$30,000 to $49,999	19	16

$50,000 or more	28	11

Total	100%	100%

We segment our customers based on whether they file their tax return in the early season or late season. In 2004, approximately 40% of all tax returns filed with the IRS were filed between January 1st and February 27th, representing the early-season filers. Early-season filers generally view their tax refunds as an important source of funds and file their tax returns shortly after receiving their W-2s in order to receive their refunds as quickly as possible.

In 2004, approximately 75% of our customers were early-season filers, who tend to have a lower AGI than our late-season filers. In 2004, 97% of our early-season filers were eligible to receive a refund. Reflecting their focus on speed, approximately 82% of our early-season filers in 2004 purchased a financial product that accelerated their ability to access the funds associated with their tax refunds. Our late-season filers tend to have a higher AGI on average and attribute less value to the early receipt of their refunds, leading to a lower penetration rate for financial products; approximately 42% of our late-season filers purchased a refund-based financial product in 2004. Late-season filers also tend to have more complex tax return preparation needs, which typically generate higher tax return preparation fees.

Industry Opportunity

Our network prepared over 3.1 million tax returns in 2004, making our network the second largest tax return preparation service in the United States. Despite our strong industry position, we believe there are significant opportunities for us to grow. The tax returns our network prepared in 2003 represented only 2% of the total individual tax returns in the United States and less than 4% of the total tax returns filed by paid tax return preparers in 2003.

In 2003 and 2004, approximately 89% of our customers had an AGI of less than $50,000. In 2003, the 2.5 million tax returns prepared by our network for this segment represented approximately 3% of all tax returns filed by individuals with less than $50,000 AGI in the United States, representing a significant opportunity. We also define our opportunity in terms of the geographic reach of our existing network. We have divided the country into approximately 4,500 territories, each consisting of approximately 50,000 people. As of April 30, 2004, our network had offices operating in approximately 2,700 territories, leaving the remaining 40% of territories available to expand our network. In 2003, of the 77 million tax returns prepared with the help of a paid tax return preparer, only 23 million tax returns, or 30% of the paid tax preparer industry, were filed by individuals residing within territories in which we operate.

Our Growth Strategy

Our objective is to grow our revenues and net income by pursuing the following six strategic initiatives:

•	increase the number of offices in our network;

•	increase the number of tax returns filed by our existing offices;

•	increase our profitability by using our franchise model;

•	increase the profitability of company-owned offices;

•	continue to focus on offering innovative financial products; and

•	expand into new markets.

Increase the Number of Offices in Our Network

The core element of our growth strategy is to expand our network. Over the past six years, we have increased the number of offices in our network at a compounded average annual rate of 16%, from approximately 2,000 offices in 1998 to 4,935 offices as of April 30, 2004.

Increase penetration of existing markets.    Within territories our network currently serves, we believe we have the opportunity to increase the number of offices in our network significantly without saturation. In 2004, our existing territories were largely under-penetrated, with only 21% of our territories having reached our target of at least three offices per territory. On average, we had 1.8 offices per territory in 2004.

Expand our presence in the retailer channel.    We also intend to expand our network through our relationships with national and large regional retailers and shopping malls, including Wal-Mart Stores, Inc., K-Mart Corp., Simon Property Group, General Growth Property, Inc., The Kroger Co., Rent-A-Center, Inc. and other chains, whose customer demographics significantly overlap with ours. Our agreements with these retailers allow Jackson Hewitt offices to be located within the retail stores in high-traffic areas during the tax season at relatively modest costs. During 2004, our network had approximately 1,400 offices in retailer locations nationwide, including approximately 1,000 in Wal-Mart stores. We recently renewed our two-year agreement with Wal-Mart allowing us to continue operating office locations within their retail stores. We continually pursue similar opportunities with other retailers.

Franchise sales.    We expect to increase the number of our franchised offices each year through the sale of new franchises. We divide the country into specific territories, which are geographic areas generally containing 50,000 people. We have identified a total of approximately 4,500 territories in the United States of which approximately 40%, or 1,800 territories, remain available to expand our network. We focus primarily on selling new territories to high-quality franchisees already in our franchise system and secondarily to tax preparers or entrepreneurs new to our franchise system. Over the past three years, we sold an average of over 200 territories per year.

Conversions.    Conversions of existing tax return preparers to Jackson Hewitt offices present the opportunity for established third-party tax return preparation businesses to join our franchise system in return for a conversion payment. Because the paid tax return preparer industry is large and highly-fragmented, we believe that there are opportunities to convert high-quality tax return preparation businesses to our franchise system. Conversions involve both independent tax return preparers joining our franchise system directly and our franchisees acquiring established high-quality independent tax return preparers in their territory. Through conversions, we are able to add a mature base of customers to our franchise system, thereby accelerating the growth in the number of tax returns prepared as compared to the growth generated during the ordinary maturation period of new offices. Conversions added 77 offices and approximately 59,000 tax returns in 2004 to our network.

Acquisitions.    Acquisitions present the opportunity for us to add established third-party tax return preparation businesses to our company-owned office network. Acquisitions in 2004 added six offices and approximately 18,000 tax returns to our operational results.

Increase the Number of Tax Returns Filed by Our Existing Offices

We intend to increase the number of tax returns filed in our network’s existing offices. In 2004, we increased same-store tax return volume by 5%, despite limited growth in the overall market for tax returns filed by paid tax return preparers. We attribute this growth to office maturation, operational improvements and improved marketing efforts, including sponsorships and increased marketing to late-season filers.

Our experience indicates that mature offices generally outperform newer offices. More mature offices increase the number of tax returns prepared by building brand awareness and customer recognition in a given location, improving tax preparer productivity, reinvesting in and expanding office operations and capturing new and repeat customers. However, our network has yet to achieve its full potential. For the 2004 tax season, our network opened 1,104 new offices and 57% of our network’s current offices have been a part of our network for fewer than five years. The following chart identifies the average number of tax returns prepared by offices in our network in 2004 at various maturity levels:

Number of Tax Seasons in our Network	Offices as a % of Total Jackson Hewitt Offices	Average Number of Tax Returns Prepared per Office
1 year	22%	284
2 years	15%	434
3 years	10%	536
4 years	10%	636
5+ years	43%	833

Customer acquisition.    We believe we can acquire both early- and late-season customers by focusing on hourly workers, large employers and specific occupational categories that fit our core demographic. While our core customers remain early-season filers, we intend to increase our efforts to reach more late-season filers. In 2004, our network prepared approximately 760,000 tax returns during the period from March 1st through April 15th, as compared to approximately 708,000 tax returns for late-season filers during the comparable period in the prior year. In addition to improving the overall volume of tax returns prepared per office, increased activity in the late season will also help to more fully utilize capacity.

We intend to increase our share of the tax preparation industry by focusing our advertising and marketing efforts on improving the recognition of the Jackson Hewitt brand name with targeted national, regional and local marketing. Our marketing efforts include national advertising and sponsorships, regional advertising and partnering with large, high-traffic retailers to drive customer awareness and increase customer traffic. National advertising focuses on both early-season and late-season filers through network television advertisements, direct-to-consumer marketing and sponsorships of sports organizations whose fan base closely mirrors our core customer demographic group, including the Professional Bowlers Association and the Roush Racing team, a participant on the NASCAR racing circuit. At the regional level, we customize marketing plans with franchisees to target our message to key markets, using local and regional television, radio and outdoor advertising.

Customer retention.    We also focus on retaining existing customers who have previously used our services and products. Our customer retention efforts include enhancing our product offering, improving customer service, maintaining office appearance and providing selected product offerings to returning customers, such as HELP.

Improve operational efficiencies.    We intend to continue to make operational and functional improvements to increase productivity, capacity and the volume of tax returns prepared. Our managers assist our franchisees in office site selection to maximize traffic flow and improve operations and managerial decision-making. Functional improvements include upgraded system performance to increase productivity, management tools to increase the volume of tax returns prepared and operational efficiencies and improved tax return preparer training to increase retention of seasonal tax preparers and enhance quality of service.

Increase Our Profitability by Using Our Franchise Model

Our franchise model enables us to grow more quickly with less capital investment and lower operating expenses than if we directly operated all of the offices in our network. The franchise model has an inherently higher profit margin than that of our company-owned offices, as our existing infrastructure permits additional franchise growth without significant additional fixed cost investment.

We therefore intend to increase profitability by growing the revenue we generate through the franchise system by adopting management initiatives that promote growth and improving our technology infrastructure, product offering and marketing efforts. These improvements have generated significant increases in franchisees’ revenues. In 1999, only 15 of our franchisees generated more than $1 million in revenues. In 2004, 94 franchisees generated more than $1 million in revenues.

Increase the Profitability of Company-Owned Offices

We intend to improve the profitability of our company-owned offices by focusing on growth and by taking advantage of our previous investments in infrastructure. Our company-owned operations strategy began with the consolidation of some of our largest franchisees and expanded as we grew our share through the acquisition and integration of independent tax preparation businesses. In 2002, we acquired TSA to better focus on growth and to improve cost management. TSA is a wholly owned subsidiary of Jackson Hewitt Inc., which is a wholly owned subsidiary of Jackson Hewitt Tax Service Inc. While we will continue to pursue acquisition opportunities for our company-owned office network, we are focused primarily on organic growth through the opening of new company-owned offices within existing territories as well as increasing office productivity. For example, in 2002 and 2003 we added an average of 45,000 tax returns through acquisitions. In contrast, in 2004, we acquired only approximately 18,000 tax returns, and added 82 offices, representing an increase of 16% in the number of offices.

Continue to Focus on Offering Innovative Financial Products

We continue to develop and offer additional products designed to attract and retain customers and generate incremental revenue. The primary financial products we offer are refund anticipation loans, accelerated check refunds and assisted direct deposits, which help our customers obtain access to funds more quickly than if they filed tax returns on their own. We also develop and introduce innovative products—including the Jackson Hewitt CashCard, a MasterCard-branded debit card, and the Holiday Express Loan Program, or HELP which are unique to the industry. Our CashCard provides our customers, many of whom do not have bank accounts, with the convenience and safety of a debit card that they can use at thousands of locations nationwide. HELP provides selected customers with the opportunity to receive loans during the November and December holiday shopping season, well in advance of their tax refund. In addition, we have introduced other products including Gold Guarantee and Money Now. In 2004, our customers purchased nearly 2.8 million financial products in conjunction with having their tax returns prepared by our network, representing approximately 16% more products than were purchased in 2003.

Expand into New Markets

One of our long-term strategies is to expand into markets with income tax systems similar to the United States’, such as Canada and Puerto Rico. We also plan to develop products and services to capture customers in the growing online segment. These initiatives are at an early stage and we continue to review them in light of changing business conditions. We may change our plans, and future developments could differ from those we intend or expect to occur.

Business Description

We generate revenues from fees paid by our franchisees, service revenue earned at company-owned offices and revenue earned in connection with our facilitation of the sale of financial products. Our total revenues were $205.6 million in 2004. Royalty, marketing and advertising fees paid by our franchisees and other revenues, collectively, were $88.4 million in 2004, or 43% of our net revenues. Service revenue, including tax return preparation and related services revenues provided at our company-owned offices was $56.6 million in 2004, or 28% of our net revenues. Fees and other revenue received from financial institutions in connection with financial products were $60.6 million in 2004, or 29% of our net revenues.

Tax Return Preparation Services

We provide our customers with fast and accurate tax return preparation services and electronic filing. We provide one of the most comprehensive computerized tax return preparation services in the industry and are capable of filing any individual tax return. Our tax return preparation process is designed to ensure accuracy at each step. We use our proprietary software, ProFiler, which features built-in error detection, to prepare customers’ tax returns. We also check tax returns through systems at our corporate headquarters before electronically filing our customers’ tax returns with the IRS and the appropriate state departments of revenue.

We generate revenue from fees for preparing tax returns and electronically filing tax returns either directly, for those tax returns prepared in company-owned offices, or indirectly, in the form of royalty payments for tax returns prepared at our franchised offices.

Financial Products

We facilitate the sale of the financial products listed below that enable our customers to have access to funds more quickly than if they filed their tax returns on their own and waited to receive a refund directly from the IRS. We enable our customers to have their tax returns prepared by trained tax return preparers with no cash outlay at the time of filing. To obtain these products, our customers pay an application fee to our franchisees and company-owned offices, a fee to the financial institution providing the financial product and, in the case of a refund anticipation loan, a finance charge.

We facilitate the sale of the following refund-based financial products:

•	Refund Anticipation Loan. Through this program, our customers may apply for loans in an amount up to $7,000, secured by their federal income tax refund. The borrowed funds are generally disbursed to customers within one to three days from the time their tax returns are filed with the IRS. In 2004, approximately 35% of our customers purchased a refund anticipation loan. This percentage has grown from 27% in 2001.

•	Money Now. Money Now allows qualifying customers to receive an advance of up to $730 on their refund anticipation loan on the same day as their tax returns are filed in anticipation of the receipt of their refund anticipation loan or tax refund.

•	Accelerated Check Refund. This product is not a loan and is designed for our customers who wish to receive their federal and state income tax refunds quickly but do not elect to receive the funds immediately. Our customers choose to have their tax refunds deposited by the taxing authorities directly into bank accounts established for this purpose by a financial institution, generally allowing us to dispense bank checks directly to the customers within two to three weeks of filing their tax returns. In 2004, approximately 32% of our customers purchased an accelerated check refund. This percentage has grown from 30% in 2001.

•	Assisted Direct Deposit. This product is not a loan and is designed for customers who have their own bank accounts, but do not wish to make an up-front cash payment for tax return preparation. We facilitate the direct deposit of their tax refunds, net of any fees, into their checking or savings accounts.

We also facilitate the sale of the following financial products:

•	HELP. Through this product, qualifying customers receive an unsecured $575 loan during the November and December holiday shopping season provided by financial institutions.

•

Jackson Hewitt CashCard.    We market this MasterCard-branded debit card, which our customers may accept as an alternative to a check when they choose the refund anticipation loan or accelerated check refund products. Customers may use the card to obtain cash at an automated teller machine or to make retail purchases at any location that accepts MasterCard. Customers pay an upfront fee, and transaction and other fees to the financial institution providing this product.

•	Gold Guarantee. Gold Guarantee is an extended warranty that extends our basic guarantee which covers only penalties and interest. Under the Gold Guarantee, if our tax return preparer makes an error, we pay for any additional taxes owed up to $6,000. The guarantee extends for a three-year period subsequent to filing.

Receivables from the financial institutions that provide financial products to our customers are recorded in our wholly owned subsidiary, Hewfant, Inc.

Franchise Operations

Franchise Development

Our historical growth has been largely attributable to the expansion of our franchise system. In 2004, we sold 240 new franchise territories and increased the number of our franchised offices by 554.

We grow our franchise operations through the development of our existing franchisee relationships and through the selective recruitment of new franchisees. In addition, we are actively engaged in an effort to add new franchisees through our conversion program.

We believe that our franchise arrangements provide incentives to franchisees to increase the number of offices in their territory, because we charge an initial franchise fee of only $25,000 for a territory and do not charge this fee again when a franchisee adds new offices within its territory. In addition, our franchise agreement establishes performance standards for franchisees, including the requirement that they prepare at least 500 tax returns per territory in their second year as a franchisee, at least 600 tax returns in their third year and at least 1,000 tax returns in their fifth year and thereafter. These performance standards give our franchisees an incentive to invest in their growth and increase their market penetration.

Conversions of established third-party tax return preparation businesses to Jackson Hewitt offices present the opportunity for an established tax return preparer to join our franchise system in return for a conversion payment. Because the paid tax return preparer industry is large and highly-fragmented, we believe that there are opportunities to convert high-quality, independent tax return preparation businesses to our franchise system. Conversions involve both independent tax return preparers joining our franchise system directly and our franchisees acquiring established high-quality, independent tax return preparers in their territory. Through conversions, we are able to add a mature base of customers to our franchise system, thereby accelerating the growth in the number of tax returns prepared as compared to the growth generated during the ordinary maturation period of new offices.

We provide the converted franchisee with investment capital to cover the costs of conversion and to grow their current tax return base. For franchisees who enter our network through our conversion program, we typically waive the application and initial franchise fee. The investment capital is provided to them through our acceptance of a note from the new franchisee that will be forgiven if the converted franchisee meets certain performance-based criteria. Although conversions are typically completed without a one-time franchise fee, the accelerated time to maturity more than offsets the foregone $25,000 initial franchise fee and the investment capital we provide them. In 2004, we provided investment capital for conversions of $1.6 million.

The strength of our existing franchise system enables us to selectively recruit new franchisees. In 2004, approximately 60% of our sales of territories were sold to our existing franchisees and the remaining territories were sold to new franchisees. For our recruitment of new franchisees, we advertise in select publications that target entrepreneurs who are interested in new franchise opportunities. We also respond to inquiries from potential franchisees who contact us through our website or are referred to us by our existing franchisees. In 2004, Entrepreneur magazine named us as one of the top five franchise opportunities.

Franchise Fees

Upon executing the franchise agreement, the franchisee is required to pay an application fee of $500 and an initial franchise fee of $25,000. We will, at our discretion, finance a portion of the initial franchise fee. We currently offer financing for our franchisees at rates ranging from an 8% annual percentage rate to a 12% annual percentage rate on the amount borrowed by the franchisee, depending on the creditworthiness of the franchisee.

In addition to the initial franchise fee and other start-up expenses, our franchise agreements require new franchisees to pay us royalties equal to 15% of their revenue (12% for most franchises who joined our network before 2000 and who signed a new franchise agreement under our early renewal program) and marketing and advertising fees equal to 6% of their revenue. We also charge franchisees a $2 fee for each tax return that they file electronically with the IRS.

Pursuant to our franchise agreements, we may spend in any fiscal year an amount greater or less than the aggregate contributions of marketing and advertising fees for that fiscal year. We may carry over unused marketing and advertising fees from year to year, and we are under no obligation to refund any unspent marketing and advertising fees to our franchisees if their franchise agreements terminate or expire.

The Franchise Agreement

Under the terms of our franchise agreement, each franchisee receives the right to operate Jackson Hewitt Tax Service offices within their designated geographic territory. Franchisees are permitted to operate as many offices within a specified territory as they choose. The term of the franchise agreement is 10 years. In 1999 and 2000, we offered our franchisees the opportunity to renew their franchise relationship with us before their franchise agreement expired. In this early renewal program, 93% of our franchisees entered into our new franchise agreement for a new 10-year term, and, less than 1% of our franchise agreements come up for renewal before 2008.

We require our franchisees to maintain quality standards in their choice of office location, office appearance, equipment and computer hardware, customer service and minimum opening hours. Each franchisee must obtain and continuously maintain the proper permits and certificates required by law, including an Electronic Filing Identification Number required in order to file federal tax refunds electronically. We distribute a business manual to our franchisees describing standards of business conduct and customer service. We monitor the quality of service, office appearance, accuracy of tax returns and training of personnel for all Jackson Hewitt offices, through our staff of ten regional directors and by sampling tax returns.

Franchisee Support

We provide our franchisees with services designed to increase their revenues, including training, administrative support, access to our proprietary ProFiler tax return preparation software and tax refund-related financial products, product development, quality assurance, toll-free tax preparer support service and a dedicated field staff to advise and monitor their business. We also provide our franchisees assistance with their marketing programs, the advantage of being linked to a toll-free office locator service and information based on our market research. We believe that our franchise system gives our franchisees a competitive advantage over other local and regional tax services in their market.

We believe our proprietary ProFiler software and support enable our franchisees to retain existing customers once marketing efforts have helped to bring them into their offices. The technological backbone of our operating system is our proprietary ProFiler software, which offers both an interview-based and a forms-based tax return preparation system. The forms-based aspect of ProFiler allows for easier integration of acquired and converted tax return preparation businesses and allows our network to attract experienced tax return preparers as employees. ProFiler also enables franchised office managers to view reports that allow them to better manage the office. Developing, monitoring and updating our software are all services we provide to our franchisees.

We offer extensive training courses including initial franchisee training and ProFiler training for new franchisees as well as more advanced training for general managers of our large operators. Throughout the year, we offer numerous workshops that address such topics as how to train tax return preparers, tax updates, recruiting and staffing, new product updates and local advertising. We prepare and update our course materials as necessary. Our training department develops computer-based training courses on a number of tax-related topics and distributes them to our franchisees. Additionally, we provide each franchisee with field support to aid in site selection, market analysis and business strategies. We also provide access to a franchise service manager at our corporate headquarters who is available to provide information on research, updates and upcoming events. By joining our network, a franchisee is also given the opportunity to benefit from our buying power through our vendor relationships.

Selected franchisees are members of our Preferred Customer Group, which includes franchisees who are generally our largest and fastest growing and operate many franchised offices in multiple territories. In addition to providing these franchisees with preferential support services, we recognize them publicly for their continued growth and support of the system and look to them for input with respect to the services and products we provide or should provide in the future.

To promote compliance with franchise agreement, we audit franchisees on a random basis to ensure compliance with our operating manuals.

Office Site Selection

Offices in our network are typically 600 to 1,050 square feet and are able to accommodate anywhere from three to ten work stations. As with any retail operation, the location of a tax return preparation office is vital to its success. For this reason, we maintain the right to approve the site selection of all franchised offices and utilize specific criteria to evaluate potential office locations. In particular, we expect our network’s offices to:

•	be highly visible from a major intersection or busy street or be located within a highly-trafficked retail store;

•	have high levels of automobile or foot traffic; and

•	be close to shopping malls or other major food or clothing retailers, preferably discounters.

Our network expansion and profitability have benefited from our relationships with national and large regional retailers and shopping malls, including Wal-Mart Stores, Inc., K-Mart Corp., Simon Property Group, General Growth Property, Inc., The Kroger Co., Rent-A-Center, Inc. and other chains, whose customer demographics significantly overlap with ours. Our agreements with these retailers allow Jackson Hewitt offices to be located within the retail stores and shopping malls in high-traffic areas during the tax season at relatively modest costs. During 2004, our network had approximately 1,400 offices in retailer locations nationwide, including approximately 1,000 in Wal-Mart stores. We recently renewed our two-year agreement with Wal-Mart allowing us to continue operating office locations within their retail stores.

Marketing and Advertising

In 2004, we incurred $29.5 million in marketing and advertising expense, including national, regional and local campaigns to increase brand awareness and attract both early-season and late-season filers. Our budget is funded by both franchisee and company contributions. Our marketing efforts include national advertising and sponsorships, regional advertising and partnering with large, high-traffic retailers to drive customer awareness and increase customer traffic. National advertising focuses on early-season and late-season filers through network television advertisements, direct-to-consumer marketing and sponsorships of sports organizations whose fan base closely mirrors our core customer demographic group, including the Professional Bowlers Association and the Roush Racing team, a participant on the NASCAR racing circuit. At the regional level, we customize marketing plans with franchisees to target our message to key markets, using local and regional television, radio and outdoor advertising.

Intellectual Property

We regard our intellectual property as critical to our success, and we rely on patent, trademark, copyright and trade secret laws in the United States to protect our proprietary rights. We pursue the protection of our trademarks by applying to register the trademarks in the United States. In addition, we seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others.

We have obtained federal trademark registration of a number of marks, including Jackson Hewitt Tax Service, Gold Guarantee, Get More in Return, Jackson Hewitt CashCard, ProFiler and SuperFast Refunds. We have also applied for federal trademark registration of a number of marks, including HELP and Holiday Express Loan Program. We also assert a common law right to Money Now.

Personnel

As of April 30, 2004, we employed 345 full-time employees, consisting of 87 employees at our corporate headquarters located in Parsippany, New Jersey, 145 employees at our technology facility located in Sarasota, Florida, 94 employees at our company-owned offices and 19 other full-time employees. In addition, our company-owned offices employed approximately 6,000 seasonal employees during the 2004 tax season.

Competition

Our business focuses on two customer bases, the consumer of tax return preparation services and the individual or other entity ready to operate a Jackson Hewitt franchise. We believe the basis for competition for consumers of our tax return preparation services includes product mix, price, service and a reputation for quality. Our network competes with H&R Block, which is larger and more widely recognized than us, and with smaller independent tax return preparation services, small national and regional franchisors, regional tax return preparation businesses, regional and national accounting firms and financial service institutions that prepare tax returns as part of their businesses. We also face competition from the Free File Alliance, a consortium of the IRS and online preparation services that provides free online tax preparation and filing for selected filers and volunteer organizations that prepare tax returns at no cost for low-income taxpayers. Our ability to compete in the tax return preparation business depends on the geographical area, specific site location, local economic conditions, quality of on-site office management, the ability to file tax returns electronically with the IRS and our ability to facilitate our customers’ obtaining financial products. We believe that customers choose our network’s offices because:

•	of our convenient locations;

•	they wish to obtain funds associated with their tax refunds quickly;

•	they prefer not to prepare their own tax returns; and

•	they are unwilling to pay the higher fees charged by most accountants or tax attorneys.

As the second largest franchisor of branded tax return preparation services, we seek to grow our system of franchised offices. Our competition for tax preparation franchises is relatively limited, with only one relatively small franchisor competing with us directly to attract franchisees on a national level. We believe that H&R Block, the largest tax franchisor, does not currently compete with us for new franchisees or franchised office locations because it currently is not selling new territories. We also face competition from regional franchisors of tax return preparation services. To some extent, we also compete with franchisors of other high-margin services that attract entrepreneurial franchisees. We believe franchisees are attracted to us because we:

•	are a well-known, national franchise;

•	facilitate the sale of financial products sought by customers;

•	offer low-cost financing and start-up costs are relatively low;

•	have a reputation for quality;

•	provide advertising support; and

•	have been recognized as an outstanding franchise opportunity by Entrepreneur magazine.

Facilities

All of the offices in our company-owned network are leased. In connection with this offering, we will enter into a sublease agreement with Cendant for 38,886 square feet for our corporate headquarter space in Parsippany, New Jersey and a sublease assignment and assumption agreement for our 27,000 square foot technology facility in Sarasota, Florida. See “Certain Relationships and Related Transactions—Transitional Agreement.”

Regulation

We and our franchisees must comply with laws and regulations relating to our business. Regulations specific to our business are described below.

Tax Return Preparation

Federal legislation requires tax preparers to, among other things, set forth their signatures and identification numbers on all tax returns prepared by them, and retain for three years all tax returns prepared. Federal laws also subject tax preparers to accuracy-related penalties in connection with the preparation of tax returns. Preparers may be enjoined from further acting as tax preparers if they continually or repeatedly engage in specified misconduct.

With certain exceptions, the IRS prohibits the use or disclosure by income tax preparers of income tax return information without the prior written consent of the taxpayer. In addition, the Gramm-Leach-Bliley Act and related Federal Trade Commission regulations require income tax return preparers to adopt and disclose consumer privacy policies, and provide consumers a reasonable opportunity to opt out of having personal information disclosed to unaffiliated third parties for advertising purposes. Some states have adopted or proposed more strict opt-in requirements in connection with use or disclosure of consumer information.

The IRS requires any tax return preparer with respect to any tax return or claim for refund who fails to comply with due diligence requirements imposed by regulations with respect to determining eligibility for or the amount of the earned income tax credit to pay a penalty of $100 for each failure. We have put systems and processes in place to comply with this due diligence obligation.

Many of our income tax courses are regulated and licensed in select states. Failure to obtain a tax school license could affect our revenues and limit our ability to develop interest in tax return preparation as a career or obtain qualified tax return preparers.

Financial Product Regulation

Federal statutes and regulations also regulate an electronic filer’s involvement in refund anticipation loans. Electronic filers must clearly explain that the refund anticipation loan is a loan and not a substitute for, or a quicker way of receiving, an income tax refund. Federal laws place restrictions on the fees an electronic filer may charge in connection with refund anticipation loans. Massachusetts and Mississippi have interpreted existing laws in a manner that would effectively limit the annual percentage rate on refund anticipation loans or restrict our ability to receive fees in connection with these loans. In addition, some municipal governments require certain disclosures with respect to refund anticipation loans. There are also many states that have statutes regulating, through licensing and other requirements, the activities of brokering loans, providing credit services and offering credit repair services to consumers for a fee.

Loan broker statutes vary from state to state, but typically require paid tax return preparers who assist or facilitate refund anticipation loans made by others to register with local regulatory authorities and pay a licensing fee. Where they exist, loan broker statutes also often purport to subject brokered or assisted loans, such as refund anticipation loans, to lower state usury requirements or limit the amount of fees that can be charged in connection with the facilitation of such loans. In the case of national banks, federal preemption principles may preclude the application of state usury limitations. A New York state appellate court has held that federal preemption principles preclude the application of state usury limitations to national banks under these circumstances based upon the involvement of a local loan broker. However, there is no assurance that other state challenges, if any, to federal preemption will not be successful.

If, in any particular state, refund anticipation loans made to our customers were actually held to be subject to local usury laws or reduced fees because our assistance rendered us a loan broker under state law, then the transactions could be less attractive to the financial institution and our compensation from the financial institution in connection with the program in that state could be reduced.

In addition, we are subject to federal and state laws that govern the marketing of other financial products. These laws prohibit deceptive claims, and require that our marketing practices are fair and not misleading.

Many states have statutes requiring the licensing of persons offering contracts of insurance. We have received inquiries from certain state insurance regulators about our Gold Guarantee program and the applicability of the state insurance statutes. In those states where the inquiries are closed, the regulators affirmed our position that the Gold Guarantee is not a contract of insurance and is therefore not subject to state insurance licensing laws.

Franchise Regulations

Our franchising activities are subject both to federal and state laws and regulations. Federal Trade Commission Trade Regulation Rule, 16 C.F.R. § 436, or the FTC Rule, requires a franchisor to give any prospective franchisee specified information about the nature of the franchise investment on the earlier of:

•	the first personal meeting;

•	10 business days before any binding agreement is signed; or

•	10 business days before any consideration is paid.

In addition to these disclosures, the franchisor must provide the prospective franchisee with a franchise agreement that reflects the specific terms on which the franchisee will be licensed to do business at least five business days before signing any binding agreement. There is no private right of action available to franchisees and prospective franchisees under this rule. Franchisees who claim violations must bring their complaints to the Federal Trade Commission or, in some states, they may bring their complaints in conjunction with claims under a state unfair and deceptive trade practices law. Violators are subject to civil penalties.

The FTC Rule requires a franchisor to provide information in specific areas in a specific format. This information is contained in an offering circular. This regulation also permits a franchisor to prepare an offering circular in accordance with the format designed by the North American Securities Administrators Association, called the Uniform Franchise Offering Circular or UFOC. We have selected the UFOC format for our franchise offering circular because it is accepted in all states with franchise registration and disclosure laws, eliminating the need to prepare multiple forms of offering circulars.

Federal regulation governs franchisor conduct in all states; however, California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington and Wisconsin have enacted state franchise investment laws or franchise registration and disclosure laws. The federal regulation permits state laws to govern franchising if they provide protection that is equal to or greater than that provided by federal regulation. Most of these state laws require franchisors to provide specific information to franchisees, generally in the UFOC format or with state-specific modifications to the UFOC format. As a general rule, these formats are similar to the UFOC and impose no significant additional requirements on franchisors.

Most state laws provide a franchisee with a private right of action to seek direct recourse against a franchisor, in addition to administrative penalties, if a franchisor fails to comply with a state’s franchising laws. Moreover, some states, like California, have laws that govern the relationship between franchisor and franchisee after the franchise agreement is signed, such as laws that:

•	mandate notice and cure periods before termination;

•	restrict the grounds for termination without the opportunity to cure a default; or

•	restrict the franchisor’s ability to enforce a post-term competition covenant.

The FTC Rule, the state franchise investment laws and the UFOC format require a franchisor to update its offering circular to include new financial statements. Federal regulation and the UFOC format also require a franchisor to update its offering circular in the event of material changes, such as significant changes in financial condition, changes to major fee structures, or changes in business opportunities being offered. We intend to update our offering circular following the completion of this offering to reflect our status as an independent, publicly-owned corporation and file for registration or exemption in the appropriate states with franchise registration laws.

Legal Proceedings

On August 27, 2002, a plaintiff group comprising 154 franchisees filed an action against us and Santa Barbara Bank & Trust in Superior Court of New Jersey, Morris County. The suit alleged, among other things, that we breached an agreement with them by not paying them a portion of surpluses in refund anticipation loan loss reserves. They sought a declaratory judgment, an accounting, payment of an incentive rebate, unspecified compensatory and punitive damages, treble damages and attorneys’ fees. By an order dated December 6, 2002, the court dismissed the conversion and fraud counts of the complaint with prejudice. Plaintiffs filed an amended complaint on March 17, 2003. The parties submitted the matter to mediation in July 2003, which resulted in a settlement in which we agreed, among other things, to make a $2.0 million cash payment, spend an additional $2.0 million on regional advertising from 2004 through 2006, pay additional rebates to franchisees of up to $3.00 per refund anticipation loan the sales of which they facilitate from 2004 through 2006, subject to certain performance criteria, and implement a new office royalty reduction program. The total charges for the settlement in the amount of $10.4 million have been recorded in 2004.

On December 19, 2003, the court issued a ruling enforcing the settlement and dismissed the action with prejudice. As of the date of this prospectus, 151 plaintiffs in the action have executed the settlement agreement, and one has appealed the enforcement order of December 19, 2003.

On April 4, 2003, Canieva Hood and Congress of California Seniors brought a purported class action suit against Santa Barbara Bank & Trust and us in the Superior Court of California (Santa Barbara) in connection with the provision of refund anticipation loans, seeking declaratory relief as to the lawfulness of the practice of cross-lender debt collection, the validity of Santa Barbara’s cross-lender debt collection provision and whether the method of inducing customers to enter into the provision is unlawful or fraudulent. We were joined in the action for allegedly aiding and abetting the actions of Santa Barbara Bank & Trust. Ms. Hood has also filed a separate suit against us and Cendant on December 18, 2003 in the Ohio Court of Common Pleas (Montgomery County) and is seeking to certify a class in the action. The allegations relate to the same set of facts as the California action. We currently have a motion pending in the Ohio court to stay, or dismiss, the Ohio action while permitting the California action to proceed. While this matter is at a preliminary stage, we believe that we have meritorious defenses to the claims and intend to defend them vigorously.

In September 2003, the New York City Department of Consumer Affairs (“DCA”) issued a Notice of Violation to us and our New York City franchisees. The notice alleged violations as a result of misleading advertisements of tax refund/loan programs and the purported failure by franchisees to distinguish to consumers between loan products and non-financial product electronic filing options. The DCA contended that deficiencies in our training materials and marketing of loan products contributed to consumers’ confusion. On February 6, 2004, we reached a settlement with the DCA, pursuant to which we agreed, among other things, to pay a $125,000 fine and contribute $100,000 to New York City’s EITC Campaign, a program to raise public awareness of the earned income tax credit. In March 2004, the DCA advised us that three franchised offices had not distributed refund anticipation loan disclosure documents to customers, as required by New York City law.

In addition, we are from time to time subject to other legal proceedings and claims in the ordinary course of business, none of which we believe are likely to have a material adverse effect on our financial position, results of operations or cash flows. There can be no assurance that such litigation, or any future litigation, will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our management and directors contains reference to provisions of the amended and restated certificate of incorporation and by-laws, including the classification of the board of directors, the election and term of service of directors that will be in effect upon the completion of this offering. The following summary also contains reference to provisions of the amended and restated certificate of incorporation and by-laws, including the composition of the board of directors and its committees and compensation committee interlocks, that will be in effect upon the completion of this offering or within the time period prescribed by the New York Stock Exchange listing rules.

The following table sets forth information concerning our directors and executive officers. All our directors hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the board of directors.

Name	Age	Position
Michael D. Lister	50	Chairman, President and Chief Executive Officer
Mark L. Heimbouch	39	Chief Financial Officer and Director
Perb B. Fortner	60	Executive Vice President, Franchise Operations
Richard P. Enchura	54	Senior Vice President and President of Tax Services of America
William A. Scavone	36	Senior Vice President, Franchise Sales, Administration and Development
Steven L. Barnett	39	Senior Vice President, General Counsel and Secretary
Ulysses L. Bridgeman, Jr.	50	Nominee for Director (1)
Rodman L. Drake	61	Nominee for Director (1)
Margaret Milner Richardson	61	Nominee for Director (1)
Louis P. Salvatore	57	Nominee for Director (1)
James C. Spira	61	Nominee for Director (1)

(1)	Messrs. Bridgeman, Drake, Salvatore and Spira and Ms. Richardson will be nominated and elected as directors effective upon the effective date of the registration statement.

Set forth below is information concerning our directors and the nominees for director.

Michael D. Lister has served as our President and Chief Executive Officer since September 2003 and our Chairman of the board since March 2004. From September 2001 to August 2003, he served as our President and Chief Operating Officer. From June 2001 to August 2001, he served as our Chief Operating Officer. From October 1999 to May 2001, he served as our Executive Vice President of Operations. From May 1976 until September 1999, Mr. Lister served in various positions with H&R Block, Inc., progressing from a tax preparer to Senior Vice President and Regional Director.

Mark L. Heimbouch has served as our Chief Financial Officer since May 2003 and a director since March 2004. From January 2003 to April 2003, Mr. Heimbouch pursued private investment activities. From August 2000 to December 2002, Mr. Heimbouch served as Chief Financial Officer of Teranex Inc. From May 1999 to August 2000, he served as Chief Financial Officer of Duro Communications, Inc. From January 1993 to May 1999, Mr. Heimbouch held various positions with First Data Corporation, including Vice President of Finance and Mergers and Acquisitions for Western Union International. From May 1986 to January 1993, Mr. Heimbouch served as a manager with Deloitte & Touche LLP.

Ulysses L. Bridgeman, Jr. will become a director effective upon the effective date of the registration statement. Since May 1988, Mr. Bridgeman has been the owner and president of Bridgeman Foods, Inc. in Louisville, Kentucky, which owns and operates 153 Wendy’s Old Fashioned

Hamburger Restaurants in five states. Mr. Bridgeman serves on the board of directors of Fifth Third Bank, which files reports pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

Rodman L. Drake will become a director effective upon the effective date of the registration statement. Since January 2002, Mr. Drake has been a managing director of Baringo Capital LLC, a private equity group he co-founded. From November 1997 to January 2002, Mr. Drake was president of Continuation Investments Group Inc., a private equity firm. Mr. Drake was a co-founder of KMR Power Corporation, a developer of independent power projects in Latin America and served as its co-chairman from 1993 to 1997. From 1969 to 1990, Mr. Drake was employed by Cresap, McCormick & Paget, an international management and strategy consulting firm, where he was managing director and chief executive officer from 1980 to 1990. Mr. Drake serves on the boards of directors of Hyperion Total Return Fund, Inc., Hyperion Strategic Mortgage Income Fund, Inc. and Hyperion 2005 Investment Grade Opportunity Term Trust, Inc., which file reports pursuant to the Exchange Act.

Margaret Milner Richardson will become a director effective upon the effective date of the registration statement. Since June 2003, Ms. Richardson has been pursuing personal interests. From 1997 to 2003, Ms. Richardson was a partner at Ernst & Young LLP, where she was the National Director of IRS Practice and Procedure and an advisor to the Foreign Investment Advisory Council in Russia. From 1993 to 1997, Ms. Richardson was appointed by the President of the United States and confirmed by the Senate to be the Commissioner of the Internal Revenue Service. From 1977 to 1993, Ms. Richardson practiced law with Sutherland, Asbill and Brennan in Washington, D.C. Ms. Richardson was a member of the Internal Revenue Service Commissioner’s Advisory Group from 1988 to 1990 and chaired the group in 1990. Ms. Richardson serves on the board of directors of Legg Mason, Inc., which files reports pursuant to the Exchange Act.

Louis P. Salvatore will become a director effective upon the effective date of the registration statement. Since September 2002, Mr. Salvatore has been the representative of one of the four board members of Arthur Andersen LLP, overseeing the wind-down of Arthur Andersen’s activities. From September 1992 to August 2002, Mr. Salvatore was the managing partner of Arthur Andersen’s metropolitan New York offices, and from January 1998 to August 2002, he was the Northeast Region managing partner. From 1989 to January 2001, Mr. Salvatore was a member of the Andersen Worldwide S.C. Board of Partners and, from August 2000 to January 2001, he was Interim Managing Partner—Chief Executive Officer of Andersen Worldwide.

James C. Spira will become a director effective upon the effective date of the registration statement. Since October 2003, Mr. Spira has been chairman of Brulant, Inc., an information technology consulting firm in Northern Ohio. From July 2003 to October 2003, Mr. Spira served, and continues to serve, on the public company boards of directors set forth below. From July 2000 to July 2003, Mr. Spira was president and chief operating officer of American Greetings Corporation. From May 1999 to July 2000, Mr. Spira was chairman of AmericanGreetings.com. From July 1995 to May 1999, Mr. Spira was a managing partner of DiamondCluster International, Inc., a global management consulting firm. Mr. Spira serves on the boards of directors of American Greetings Corporation and Ciber Inc., which file reports pursuant to the Exchange Act.

Set forth below is information concerning our executive officers, in addition to Messrs. Lister and Heimbouch.

Perb B. Fortner has served as our Executive Vice President, Franchise Operations since January 2003. From October 2000 to December 2002, he served as our Senior Vice President of Operations. From 1969 to September 2000, Mr. Fortner served in various positions with H&R Block, Inc. (Kansas City, Missouri) progressing from Assistant District Manager to Director, Franchise Operations, Assistant Vice President and Regional Director.

Richard P. Enchura has served as our Senior Vice President and President of TSA, responsible for operating TSA since October 2000. From 1971 to October 2000, Mr. Enchura worked for H&R Block in a variety of roles from District Manager to Regional Director to Director of H&R Block’s eastern division. Mr. Enchura has over 32 years of experience building and running operations in the paid tax return preparer industry.

William A. Scavone has served as our Senior Vice President of Franchise Sales, Administration and Development since October 2000. From February 1998 until October 2000, he served as Vice President of Sales and Advertising with Transactional Data Solutions (a MasterCard Company), a provider of database advertising and market research services located in Purchase, New York. From May 1995 until February 1998, Mr. Scavone served as President and General Manager of Strategic Marketing LLC.

Steven L. Barnett has served as our Senior Vice President, General Counsel and Secretary since May 2004. From May 2003 to May 2004, Mr. Barnett served as Executive Vice President, General Counsel and Secretary of Paragon Financial Corporation, a specialty mortgage finance company. Mr. Barnett was a consultant to Paragon Financial Corporation from December 2002 to April 2003. From September 2002 to November 2002, Mr. Barnett pursued personal interests. From June 2002 to August 2002, Mr. Barnett provided transitional consulting services to NRT Incorporated in connection with the sale of the company to Cendant. From April 1998 to May 2002, Mr. Barnett was Executive Vice President, General Counsel and Secretary of NRT Incorporated, the nation’s largest residential real estate brokerage company. Mr. Barnett was a Senior Vice President and Assistant General Counsel of Footlocker, Inc. (f/k/a Woolworth Corporation) from May 1997 to April 1998. From October 1989 to April 1997, Mr. Barnett was a corporate attorney, specializing in mergers & acquisitions with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Composition of the Board of Directors

Our certificate of incorporation provides that our board of directors shall consist of such number of directors as from time to time fixed exclusively by resolution of the board, which currently consists of four persons. Prior to the completion of this offering, the certificate of incorporation will be amended to divide our board into three classes, with each class being elected each year. Each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in 2005, Class II directors will have an initial term expiring in 2006 and Class III directors will have an initial term expiring in 2007. Class I will be comprised of Messrs. Drake and Bridgeman. Class II will be comprised of Messrs. Spira and Heimbouch. Class III will be comprised of Messrs. Salvatore and Lister and Ms. Richardson.

Presiding Director

Prior to the completion of this offering, our board of directors will create a position of presiding director. The presiding director will be an independent director designated by the non-management members of the board annually. The presiding director’s primary responsibilities will include presiding over periodic executive sessions of the non-management members of the board of directors, advising the Chairman of the board and committee chairs with respect to meeting agenda and information needs, providing advice with respect to the selection of committee chairs and performing other duties that the board may from time to time delegate to assist it in the fulfillment of its responsibilities.

Committees of the Board of Directors

Pursuant to our certificate of incorporation, the board of directors’ authority to designate committees is subject to the provisions of the by-laws. Pursuant to the by-laws, the board of directors may designate one or more directors as alternate members of any committee to fill any vacancy on the committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise. Under the by-laws, the board of directors will establish the following committees:

Executive Committee

The executive committee will be comprised of not fewer than three directors elected by a majority of the board. The executive committee may exercise all of the powers of the board of directors when the board is not in session, including the power to authorize the issuance of stock, except that the executive committee has no power to (a) alter, amend or repeal the by-laws or any resolution or resolutions of the board of directors, (b) declare any dividend or make any other distribution to our stockholders, (c) appoint any member of the executive committee or (d) take any other action which legally may be taken only by the full board of directors. The Chairman of the board will serve as chairman of the executive committee. It is expected that the executive committee will be comprised of Messrs. Lister, Heimbouch and Salvatore.

Compensation Committee

The compensation committee will be comprised of not fewer than three directors elected by a majority of the board. The compensation committee will oversee the administration of our benefit plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees. All members of the compensation committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. It is expected that the compensation committee will be comprised of Messrs. Spira (Chairman), Drake and Bridgeman.

Audit Committee

The audit committee will be comprised of not fewer than three directors elected by a majority of the board. The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements. All members of the audit committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. In addition, each member of the audit committee will be required to have the ability to read and understand fundamental financial statements. The audit committee will also be required to have at least one member that qualifies as an “Audit Committee financial expert” as defined by the rules of the SEC. It is expected that the audit committee will be comprised of Messrs. Salvatore (Chairman) and Spira and Ms. Richardson.

Corporate Governance Committee

The corporate governance committee will be comprised of not fewer than three directors elected by a majority of the board. All members of the corporate governance committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. The corporate governance committee’s responsibilities will include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. It is expected that the corporate governance committee will be comprised of Ms. Richardson (Chairman) and Messrs. Drake and Bridgeman.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors and Executive Officers

Compensation of Directors

The following sets forth the compensation expected to be paid to our non-employee directors in 2004:

	Compensation $(1)(2)
Annual Retainer	50,000	(3)
New Director Equity Grant	50,000	(4)
Board and Committee Meeting Attendance Fee	0
Audit Committee Chair	15,000
Audit Committee Member	12,500
Compensation Committee Chair	10,000
Compensation Committee Member	8,000
Corporate Governance Committee Chair	9,000
Corporate Governance Committee Member	7,000
Presiding Director Stipend	15,000

(1)	Members of our board of directors who are also our officers or employees will not receive compensation for serving as a director (other than travel-related expenses for meetings held outside of our headquarters).
(2)	The presiding director stipend and all committee membership stipends are to be paid 50% in cash and 50% in the form of deferred stock units relating to our common stock. These units will be issued under our 2004 Equity and Incentive Plan (or a successor plan). Directors may elect to receive more than 50% of such stipends in the form of deferred stock units relating to our common stock, which will be issued under our 2004 Equity and Incentive Plan. The number of deferred stock units to be so granted will be determined by dividing the value of the compensation to be paid in the form of deferred stock units by the fair market value per share of our common stock as of the date of grant. Each deferred stock unit entitles the holder to receive one share of our common stock immediately following such non-employee director’s retirement or separation of service from the board for any reason. The non-employee directors may not sell or receive value from any deferred stock unit prior to such separation of service.
(3)	The annual retainer will be paid to our non-employee directors in installments on a quarterly basis. 50% percent of the retainer will be paid in cash, with the remaining 50% to be paid in the form of deferred stock units relating to our common stock. These units will be issued under our 2004 Equity and Incentive Plan (or a successor plan). A non-employee director may elect to receive his or her entire retainer in the form of deferred stock units.
(4)	The number of deferred stock units to be granted will equal $50,000 divided by the fair market value of our common stock on the date of grant. For the initial grant, the initial public offering price will be the fair market value.

Non-Employee Directors Deferred Compensation Plan

We have adopted our Non-Employee Directors Deferred Compensation Plan which allows us to issue deferred stock units from our 2004 Equity and Incentive Plan to our non-employee directors. Under the 2004 Equity and Incentive Plan, these deferred stock units are referred to as “restricted stock units.” In addition to paying these directors in part in the form of deferred stock units, as noted in the table above, our non-employee directors may also elect to defer under this plan all or any part of their fees that would otherwise be payable in cash. The deferred stock units to be issued pursuant to this elective deferral would also be issued under our 2004 Equity and Incentive Plan.

Executive Officer Compensation

The following table sets forth information concerning total compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers who served in such capacities as of December 31, 2003 for services rendered to us in 2003. While our fiscal year will end on April 30 in the future, our compensation has been until now determined based on Cendant’s fiscal year. Cendant’s most recently completed fiscal year ended December 31, 2003. We have also included an executive officer, Mr. Heimbouch, whom we expect will be one of our five most highly compensated executive officers in 2004. We refer to these executives as our “named executive officers” elsewhere in this prospectus. This table includes compensation received by the named executive officers from us as well as from Cendant. All material compensation reflected in this section was paid or awarded directly by Cendant and was recorded by us as compensation expense.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Calendar Year	Salary(1)	Bonus(2)	Other Annual Compensation(3)	Restricted Stock Unit Awards(4)	All Other Compensation(5)
Michael D. Lister	2003	$270,770	$152,308	—	$400,007	$10,154
President & Chief Executive Officer
Richard P. Enchura	2003	201,947	121,520	—	225,005	14,531
Senior Vice President and President of Tax Services of America
William A. Scavone	2003	332,324	—	—	150,000	10,000
Senior Vice President, Franchise Sales, Administration and Development
Perb B. Fortner	2003	201,947	113,473	—	225,005	18,058
Executive Vice President, Franchise Operations
Jeanmarie Cooney	2003	195,825	91,376	—	124,997	15,874
Senior Vice President, Business & Strategic Development
Mark L. Heimbouch	2003	112,404	97,705	—	49,995	2,950
Chief Financial Officer (6)

(1)	Effective upon the completion of this offering, Mr. Lister’s annual base salary will increase to $330,000, and Mr. Heimbouch’s annual base salary will increase to $250,000. Mr. Scavone’s salary amount includes $182,323 in sales commissions.
(2)	Bonus amounts include 2003 bonuses paid in February 2004, which were paid in connection with our attainment of pre-established performance goals. Bonus amounts also include individual performance incentives paid in respect of 2003 upon attainment of pre-established individual and operational performance goals. Mr. Heimbouch’s bonus amount includes a $10,000 signing bonus.
(3)	For each named executive officer, perquisites and personal benefits have a value less than the lesser of $50,000 or 10% of the officer’s salary and bonus.
(4)

On April 22, 2003, Cendant granted to each named executive officer (other than Mr. Heimbouch) a number of restricted stock units relating to Cendant common stock. One-quarter of the restricted stock units will vest on each of the first four anniversaries of the date of grant, subject to the named executive officer remaining continuously employed with Cendant through each such vesting date. Upon vesting, each restricted stock unit entitles the holder to receive one share of Cendant common stock. In connection with this offering, each of our named executive officers will cease to be employed with Cendant, and each Cendant unvested restricted stock unit will terminate in accordance with its terms. Pursuant to the exchange offer described under “2004 Equity and Incentive Plan,” each named executive officer will receive a number of shares of common stock from Jackson Hewitt of equivalent value in exchange for the termination of the Cendant unvested restricted stock units. Each named executive officer was originally granted the following number of Cendant restricted stock units: Mr. Lister, 29,326; Mr. Enchura, 16,496; Mr. Scavone, 10,997; Mr. Fortner, 16,496; Ms. Cooney, 9,164. Mr. Heimbouch was granted 2,723 Cendant restricted stock units on July 16, 2003 in connection with the commencement of his employment with us. The value of the shares underlying the Cendant restricted stock units as of the date of grant are shown in the table above and reflect a per unit value of $13.64 (for Mr. Heimbouch, a per unit value of $18.36). The value of the shares of Cendant common stock underlying such awards as of December 31, 2003, reflecting a per share closing price of $22.27 on December 31, 2003, equaled: Mr. Lister, $653,090; Mr. Enchura, $367,366; Mr. Scavone, $244,903; Mr. Fortner, $367,366; Ms. Cooney, $204,082; Mr. Heimbouch, $60,641. Holders of restricted stock units are entitled to receive cash dividend equivalents at the same time and to the same extent that Cendant pays dividends to holders of its common stock. Dividend equivalents are subject to the same vesting schedule as the restricted stock units to which they relate, and are paid in cash upon the vesting and payment of the related restricted stock units.

(5)	Amounts consist of matching contributions to a non-qualified deferred compensation plan and/or 401(k) plan sponsored and maintained by Cendant. Such defined contribution match includes matching contributions relating to 2003 bonuses that were paid in the first quarter of 2004.
(6)	Mr. Heimbouch commenced employment with us on May 1, 2003.

Cendant Stock Options

No Cendant stock options were granted to our named executive officers during 2003. The following table sets forth information concerning the exercise of options to purchase shares of Cendant common stock during 2003 by each of our named executive officers and the year-end value of unexercised options to purchase shares of Cendant common stock.

Aggregated Option Exercises in 2003 and Option Values as of December 31, 2003

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Year-End (#)		Value of Unexercised In-the-Money Options at Year-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael D. Lister	60,000	545,250	262,666	33,334	942,051	382,756
Richard P. Enchura	N/A	N/A	77,333	6,667	781,909	85,721
William A. Scavone	12,000	102,992	27,000	10,000	115,853	128,575
Perb B. Fortner	15,000	164,900	57,333	6,667	515,309	85,721
Jeanmarie Cooney	64,250	561,583	168,423	18,750	646,113	241,078
Mark L. Heimbouch	N/A	N/A	N/A	N/A	N/A	N/A

2004 Equity and Incentive Plan

Our Jackson Hewitt Tax Service Inc. 2004 Equity and Incentive Plan will provide for the grant of annual cash bonuses and long-term cash awards, as well as equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by our compensation committee for participation in the plan. The plan will also provide for the deferral of officer and director compensation. Unless earlier terminated by our board of directors, the plan will expire on the tenth anniversary of the date of its adoption. Termination of the plan is not intended to adversely affect any award that is then outstanding without the award holder’s consent. Our board of directors may amend the plan at any time. Plan amendments are not intended to adversely affect any award that is then outstanding without the award holder’s consent, and we must obtain stockholder approval of a plan amendment if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Following the closing of this offering, we will grant new stock options to purchase approximately 989,000 shares of common stock under the 2004 Equity and Incentive Plan. We expect to incur compensation expense of approximately $1.5 million, $1.7 million, $1.7 million, $1.7 million and $213,000 for the fiscal years ending April 30, 2005, 2006, 2007, 2008 and 2009, respectively, relating to such grants.

Subject to the consent of each holder, Cendant restricted stock units and stock options currently held by our executive officers and employees will be cancelled and converted into awards of our Company under the 2004 Equity and Incentive Plan. We will issue approximately 91,000 shares of common stock in exchange for the unvested Cendant restricted stock units currently held by our officers and employees. We will also issue vested options to purchase approximately 800,000 shares of common stock in exchange for vested Cendant stock options currently held by our officers and employees and vested stock options to purchase approximately 53,000 shares of common stock in exchange for unvested Cendant stock options currently held by our officers and employees. We will incur additional compensation expense of approximately $4.6 million for the fiscal year ending April 30, 2005 as a result of the exchange of Cendant restricted stock units and stock options.

The number of shares of our common stock and options to purchase shares of our common stock that we will issue pursuant to the exchange of Cendant restricted stock units and stock options will be determined based upon a ratio equal to the average closing price of Cendant common stock during a period of three trading days immediately following this offering divided by the average closing price of our common stock for the same three-day trading period. The exercise price of the options to purchase shares of our common stock that will be issued pursuant to the exchange of Cendant stock options will be determined by dividing the exercise price of the Cendant stock options by the ratio equal to the average closing price of Cendant stock during a period of three trading days immediately following this offering divided by the average closing price of our common stock for the same three-day trading period. Share numbers and option amounts are based on the midpoint of the initial public offering price range set forth on the cover page of this preliminary prospectus and the average closing price of Cendant’s stock price as of a recent three day period. The actual amounts will change based on our stock price and Cendant’s stock price following the closing of this offering. Actual amounts outstanding may also be reduced to the extent our executive officers and employees elect to exercise their Cendant options prior to completion of the exchange offer.

Administration

The plan will be administered under the oversight of our compensation committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The compensation committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the plan and any awards granted under the plan and to make all other determinations necessary or advisable for the administration of the plan. Where the vesting or payment of an award under the plan is subject to the attainment of performance goals, the compensation committee will be responsible for determining that the performance goals have been attained. Neither the compensation committee nor our board of directors will have the authority under the plan to reprice, or to cancel and re-grant, any stock option granted under the plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the plan without first obtaining the approval of our stockholders.

Cash Incentive Programs

The plan will provide for the grant of annual and long-term cash awards to plan participants selected by our compensation committee. The maximum value of the total cash payment that any plan participant may receive under the plan’s annual cash incentive program for any year will be $1 million, and the maximum value of the total payment that any plan participant may receive with respect to each performance period under the plan’s long-term cash incentive program will be $1 million for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by our compensation committee in its discretion. The compensation committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•	pre-tax income or after-tax income;

•	earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;

•	net income excluding amortization or impairment of intangible assets, or goodwill;

•	earnings or book value per share (basic or diluted);

•	return on assets (gross or net), return on investment, return on capital, or return on equity;

•	return on revenues;

•	cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•	economic value created;

•	operating margin or profit margin;

•	stock price or total stockholder return;

•	earnings from continuing operations;

•	cost targets, reductions and savings, productivity and efficiencies;

•	franchise sales targets; and

•	strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, an increase or decrease in the particular criterion or a comparison of achievement against a peer group of companies, and may be applied to us or one of our subsidiaries or divisions or strategic business units. The compensation committee will have the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

No payment may be made under either of the cash incentive programs under the plan prior to determination by the compensation committee that the applicable performance goals have been attained.

Equity Incentive Program

Our board of directors will determine the number of shares of our common stock that will be available for grants pursuant to the equity incentive program under the plan. Shares issued under the plan may be authorized but unissued shares or treasury shares. If any shares subject to an award granted under the plan are forfeited, cancelled, exchanged or surrendered, if an award terminates or expires without a distribution of shares or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under the plan. Under the plan, no more than 4,000,000 shares of our common stock may be issued in the aggregate, including shares of common stock underlying awards granted to our executive officers and employees in exchange for Cendant awards as described above. Under the plan, no more than 400,000 shares of our common stock may be made subject to stock options (other than options issued in exchange for Cendant awards as described above) or stock appreciation rights to a single individual in any year, and no more than 200,000 shares of our common stock may be made subject to stock-based awards other than stock options or stock appreciation rights (including restricted stock and restricted stock units, but not including any shares issued in exchange for Cendant awards as described above) in any year. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

•	the number and kind of shares or other property that may thereafter be issued in connection with future awards;

•	the number and kind of shares or other property that may be issued under outstanding awards;

•	the exercise price or purchase price of any outstanding award; and/or

•	the performance goals applicable to outstanding awards.

The compensation committee will determine all of the terms and conditions of equity-based awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applied to awards under the equity incentive program under the plan are the same as those discussed above under “–Cash Incentive Programs.”

The terms and conditions of stock options and stock appreciation rights granted under the plan will be determined by the compensation committee and set forth in an agreement. Stock options granted under the plan may be “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options. A stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock (in the discretion of the compensation committee), equal to the excess of the fair market value of a share of our common stock on the date of exercise over the grant price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of an option or stock appreciation right granted under the plan will not be less than the fair market value of our common stock on the date of grant. The grant price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the compensation committee may determine, which may include the attainment of performance goals.

The terms and conditions of awards of restricted stock and restricted stock units granted under the plan will be determined by the compensation committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of the compensation committee. These awards will be subject to restrictions on transferability which may lapse under those circumstances that the compensation committee determines, which may include the attainment of performance goals. The compensation committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

The plan will also provide for other equity-based awards, the form and terms of which will be determined by the compensation committee consistent with the purposes of the plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

The plan will provide that, unless otherwise determined by the compensation committee, in the event of a change in control (as defined in the plan), all awards granted under the plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

Employee Stock Purchase Plan

We adopted and expect to sponsor an employee stock purchase plan which will enable our eligible employees to purchase shares of our common stock at a discount using amounts deducted from their eligible wages. Amounts will be deducted during each payroll cycle and accumulated during calendar month offering periods. At the end of each offering period, accumulated amounts will be used to purchase shares of our common stock at a discount of 5% from the closing price as of the last day of the offering period. The aggregate number of shares of our common stock that will be available for issuance under our employee stock purchase plan is 400,000. The plan will be administered under the oversight of our compensation committee, which has the discretion to alter how the plan will be administered, including with respect to the frequency of offering periods and the amount of the discount.

401(k) Plan

We adopted a 401(k) plan for the benefit of our employees intended to permit employees to save on a tax favorable basis for their retirements. We expect to establish an investment alternative under this plan which invests in shares of our common stock. We expect that no more than 400,000 shares of our common stock will be initially available under this plan.

Employment Agreements

Each of our named executive officers has signed an offer letter with us that sets forth his or her position, salary and benefits, and pursuant to which each officer acknowledges his or her status as an “at-will” employee. Mr. Lister’s offer letter obligates us to pay him one year’s salary as severance pay in the event that his employment is terminated for reasons other than death, disability, retirement, voluntary resignation or termination for “cause” (as defined by us). Mr. Lister’s and Mr. Heimbouch’s offer letters will be superseded by the new employment agreements described below.

We expect to enter into employment agreements with two of our named executive officers, Messrs. Lister and Heimbouch, which will become effective subject to and upon completion of this offering. The employment agreements will set forth the base salary, bonus opportunities and initial equity awards to be provided to these officers, as well as each officer’s entitlement to employee benefits and officer perquisites.

Mr. Lister’s employment agreement will provide him with an annual base salary equal to $330,000 and an annual target bonus opportunity, subject to attainment of performance goals, equal to 100% of his earned base salary in the applicable year. Mr. Heimbouch’s employment agreement will provide him with an annual base salary equal to $250,000 and an annual target bonus opportunity, subject to attainment of performance goals, equal to 60% of his earned base salary in the applicable year.

Each employment agreement will provide that in the event we terminate the officer’s employment, other than for cause (as defined in the employment agreements) or in the event the officer resigns under a constructive discharge (as defined in the employment agreements), the officer will become entitled to a cash severance benefit of 200% of the sum of the officer’s then current base salary plus target annual bonus (299% if the termination occurs within one year following a change in control of our company). Such severance payment will be subject to the officer executing a release of claims in our favor.

Each employment agreement will provide that if employment is terminated by us other than for cause or if the officer resigns under a constructive discharge, and if any payments or benefits that such officer receives with respect to his equity-based awards will be subject to the excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code, we will be obligated to pay to such officer an additional “gross-up” payment such that such officer will be made whole with respect to those payments or benefits under such officer’s equity-based awards.

Each employment agreement will contain important restrictive covenants intended to protect our confidential information and limit each officer’s ability to compete against us or solicit our employees.

Severance Agreements

We have provided each of Messrs. Fortner, Enchura, Scavone and Barnett and Ms. Cooney with letters governing the terms of their severance, which will become effective upon consummation of this offering. The terms of the severance letters provide that in the event such officer’s employment is terminated by us without cause, then such officer will become entitled to a cash severance benefit of 100% of the such officer’s then current base salary (200% if the termination occurs within one year following a change in control of our company). In addition, Mr. Barnett’s severance letter provides that if such termination occurs within his first year of employment, he will be entitled to a cash severance benefit of 100% of his then current base salary and target annual bonus. The terms of severance for Messrs. Lister and Heimbouch are governed by their respective employment agreements as described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transitional Agreement

Upon completion of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent company and to govern our continuing relationship with Cendant. We will also enter into a sublease agreement for our New Jersey corporate headquarters and a sublease assignment and assumption agreement for our technology facility in Sarasota, Florida. Under the transitional agreement, Cendant will agree to provide us with various services, including services relating to facilities, human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, tax support, event marketing, revenue audit services, telecommunications services, information technology services, call support services and public and regulatory affairs. The transitional agreement will also contain agreements relating to indemnification, tax sharing and tax indemnification, access to information and non-solicitation of employees.

Under the transitional agreement, the cost of each transitional service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the costs on our historical financial statements. The transitional agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of this offering. Most of the services to be provided under the transitional agreement may be terminated by us without penalty upon written notice to Cendant and there are no fixed or minimum contractual purchase obligations under the transitional agreement. After the expiration of the arrangements contained in the transitional agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. We are developing a plan to increase our own internal capabilities in the future to reduce our reliance on Cendant for these services. We will have the right to receive reasonable information with respect to charges for transitional services provided by Cendant.

The following sets forth a summary of the services that will be provided to us by Cendant under the transitional agreement and the manner of allocation of costs to us for these services. Also set forth is a summary of intercompany transactions since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year. We believe these allocations approximate the actual costs to Cendant to provide these services.

Indemnification.    We will indemnify Cendant, its subsidiaries and its officers, directors, employees and agents against losses (including, but not limited to, those arising out of litigation matters and other claims) based on, arising out of or resulting from:

•	any breach by us of the transitional agreement, the sublease agreement for our New Jersey headquarters or the sublease assignment and assumption agreement;

•	the ownership or the operation of the assets or properties, and the operation or conduct of the business of, including contracts entered into and any activities engaged in by, us or our subsidiaries and our franchisees, whether in the past or future, including any currently pending litigation against Cendant with respect thereto;

•	any other activities we engage in;

•	any third party claims relating to other acts or omissions arising out of performance of the transitional agreement, the sublease or the sublease assignment and assumption agreement, whether in the past or future;

•	any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Cendant provided to any parties with respect to any of our or our subsidiaries’ actual or contingent obligations; and

•	other matters described in the transitional agreement.

The only currently pending litigation against us and Cendant is the suit brought by Canieva Hood discussed in this prospectus under “Business—Legal Proceedings.”

In addition, we have agreed to indemnify Cendant and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that we file under the Securities Act, other than misstatements or omissions relating to information specifically about Cendant (other than our business) in the registration statement and furnished in writing by Cendant for use in the preparation of any such registration statement, against which Cendant has agreed to indemnify us.

We do not currently expect to purchase insurance to specifically cover potential claims for indemnification by Cendant and its officers, directors, employees and agents.

The transitional agreement will also provide that Cendant will indemnify us and our officers, directors, employees and agents against losses involving claims by third parties based on, arising out of or resulting from:

•	any breach by Cendant of the transitional agreement, the sublease or the sublease assignment and assumption agreement; and

•	the operation or conduct of the business of Cendant, whether in the past or future, other than the business of Jackson Hewitt, its subsidiaries or its predecessors.

Tax Sharing and Tax Indemnification.    In connection with our separation from Cendant, we will enter into a tax sharing and indemnification agreement with Cendant that will govern the allocation between the companies of tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for the taxable periods before and after the completion of this offering.

The tax sharing and indemnification agreement also will provide that:

•	we will be responsible for the respective tax liabilities imposed on or attributable to us and any of our subsidiaries relating to all taxable periods (except for income taxes relating to being a member of a Cendant federal, state or local affiliated or similar income tax group). Accordingly, we will indemnify Cendant and its subsidiaries against any such tax liabilities imposed on or attributable to us and any of our subsidiaries;

•	after the separation, we will be responsible for preparing and filing all tax returns required to be filed by us or any of our subsidiaries; and

•	we will be responsible for handling, settling, and contesting any tax liability for which we are liable under the terms of the tax sharing and indemnification agreement.

Access to Information.    The following terms will govern access to information under the transitional agreement:

•	within 30 days of our separation from Cendant, Cendant will deliver to us copies of all historical records related primarily to our business;

•	subject to applicable confidentiality provisions and other restrictions, we and Cendant will each give the other any information within that company’s possession that the requesting party reasonably needs:

•	to comply with requirements imposed on the requesting party by a governmental authority;

•	for use in any proceeding or to satisfy audit, accounting, tax or similar requirements; or

•	to comply with its obligations under the transitional agreement or the ancillary agreements;

•	we will provide to Cendant, at no charge, all financial and other data and information that Cendant determines is necessary or advisable to prepare its financial statements and any reports or filings with any governmental authority;

•	we and Cendant will each use reasonable best efforts to provide assistance to the other with respect to litigation and to make available to the other directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation;

•	the company providing information, consulting or witness services under the transitional agreement will be entitled to reimbursement from the other for reasonable expenses; and

•	we and Cendant will agree to hold in strict confidence all information concerning or belonging to the other obtained prior to the date of the distribution or furnished pursuant to the transitional agreement or any ancillary agreement, subject to applicable law.

Franchise Agreement Guarantees.    Regulations applicable to the offer and sale of franchises require the inclusion of audited financial statements in offering materials delivered to prospective franchisees. As a wholly owned subsidiary of Cendant, we did not have our own audited financial statements. Therefore, Cendant’s audited financial statements, and its guarantee of our obligations under the franchise agreements attributable to such offering materials, were included in the offering materials to satisfy the regulations. Accordingly, Cendant historically has guaranteed the performance of our obligations to our franchisees under our franchise agreements. Following this offering and our separation from Cendant, we will include our own audited financial statements in the franchise offering materials, and Cendant will no longer provide these guarantees in connection with franchise agreements entered into or replaced after completion of this offering.

Insurance.    We will be required to purchase our own insurance policies following the completion of this offering. Our insurance in the future will be significantly more expensive than the current insurance costs allocated to us by Cendant. We have paid, and currently pay, Cendant for a variety of insurance products. Cendant has generally allocated the cost of insurance to us based on the number of our employees. Under the transitional agreement, Cendant will provide us with consulting services in connection with the administration and monitoring of our own insurance policies until June 30, 2005. We will have the right to terminate the provision of this service without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights under the transitional agreement. These insurance policies include executive risk coverage, property and casualty, workers compensation, umbrella liability insurance and losses from crime.

Our allocated share of the costs of insurance was $228,000 in 2004, $102,000 in 2003 and $39,000 in 2002. In addition, costs for our directors’ and officers’ insurance in 2004, 2003 and 2002 were included in our share of Cendant’s general corporate overhead, which is discussed below. We expect our cost for insurance to increase by approximately $3.0 million, primarily due to directors and officers insurance and errors and omissions insurance.

Facilities.    Cendant has allocated to us the cost of occupying 24,591 usable square feet within the 7 Sylvan Way complex for our corporate headquarters in Parsippany, New Jersey and 27,000 square feet for our technology facility in Sarasota, Florida. We pay Cendant rent under this arrangement and for related services such as access to the cafeteria, maintenance and security for the 7 Sylvan Way complex. We pay rent directly to the landlord of the Sarasota, Florida facility under Cendant’s lease. We will need additional space within our 7 Sylvan Way complex for additional support services personnel following the completion of this offering. Cendant will continue to charge rent and allocate related costs to us for the 7 Sylvan Way complex under the sublease agreement for a period of fifteen months from completion of this offering at a cost of $1.1 million annually, subject to operating cost fluctuations in 2005. Cendant may terminate the sublease upon 120 days prior written notice; however, Cendant will be required to relocate us, at Cendant’s cost, to mutually acceptable office space. We expect that the lease for the Sarasota, Florida facility will be assigned to us by Cendant prior to the completion of this offering. Our rent and related costs under these agreements were $1.5 million in 2004, $970,000 in 2003 and $92,000 in 2002.

Preferred Alliance and Suppliers.    Prior to this offering, we participated in Cendant’s preferred alliance and supplier programs, under which Cendant earns a commission for our purchases of goods and services from certain preferred vendors. We expect that the third party agreements where we, and not Cendant or one of its affiliates, are the party to the relevant agreement will be assigned to us by Cendant prior to the completion of this offering. We expect that the third party agreements where both we and Cendant are covered by a single agreement will be amended so that we will become a party to a separate but identical agreement with the third party vendor. For 2004, 2003 and 2002, Cendant allocated the costs of administration of the preferred alliance and supplier programs to us through our share of Cendant’s general corporate overhead, which is discussed below.

Human Resources and Employee Benefits.    Prior to this offering, Cendant provided us with human resources services, as well as the administration of Cendant’s compensation, retirement and benefits plans in which we participate, and will continue doing so under the transitional agreement through December 31, 2004. Cendant has allocated the cost of these services to us based on the number of our employees and will continue to allocate these costs to us in this manner under the transitional agreement. Following the completion of this offering, we will establish our own 401(k), life insurance and accidental death and dismemberment insurance benefit plans, among others. We were allocated costs for:

•	administration of Cendant’s health and welfare plans;

•	services Cendant’s executive officers performed for us based on the level of support they provided;

•	services provided to us by Cendant’s human resources service center based on our total number of employees; and

•	corporate recruiting, compensation support, corporate training and other programs.

Our allocated share of the cost of these services was $126,000 in 2004, $97,000 in 2003 and $110,000 in 2002, and we estimate the cost of these services under the transitional agreement will be approximately $13,000 per month through December 31, 2004. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services.

Payroll.    Prior to this offering, Cendant provided us with payroll management services and will continue doing so under the transitional agreement through December 31, 2004. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services. In addition, the transitional agreement will include provisions for tax filings and the distribution of W-2s to our employees for the 2004 tax year. Cendant has allocated the cost of payroll management services to us based on the number of our employees and will continue to allocate these costs to us in this manner under the transitional agreement. In addition, we will pay Cendant a one time management fee of $25,000 to manage the transition of our payroll processing to a third party provider. Our allocated share of the costs of these services was $25,000 in 2004, $23,000 in 2003 and $25,000 in 2002, and we estimate the cost of these services under the transitional agreement will be approximately $3,000 per month, excluding the one-time management fee.

Financial Systems Management.    Prior to this offering, Cendant provided us with financial systems management and will continue doing so under the transitional agreement through December 31, 2005. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services. For 2004, 2003 and 2002, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. Under the transitional agreement, Cendant will allocate these costs to us based on resources used and time spent for support services. We estimate the cost for these services under the transitional agreement will be approximately $2,000 per month. Following our separation from Cendant, we may need to purchase new licenses for software licensed from various third parties which may be required to operate our financial management systems.

Treasury and Cash Management.    Prior to this offering, Cendant provided us with our treasury and cash management services and will continue doing so under the transitional agreement through December 31, 2004. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services. For 2004, 2003 and 2002, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. Under the transitional agreement, we will pay Cendant a flat monthly fee of $5,000 for these services, which will also include assisting us in establishing our own cash management system.

Accounts Payable Services.    Prior to this offering, Cendant provided us with management of our accounts payable processing and will continue doing so under the transitional agreement through December 31, 2005. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services. Cendant has allocated the cost of this service to us based on the number of transactions it processed for us and will continue to allocate these costs to us in this manner under the transitional agreement. Our allocated share of costs for this service was approximately $17,000 in 2004, $17,000 in 2003 and $30,000 in 2002, and we estimate the cost for these services under the transitional agreement will be approximately $3,000 per month.

Tax Support.    Prior to this offering, Cendant provided us with corporate tax services. Cendant has allocated the cost of these services to us based on the number of tax returns prepared, an estimate of fees for tax consulting services attributable to us and other specialty tax services provided to us. Under the transitional agreement, Cendant will provide corporate tax preparation services to us to complete our 2003 corporate tax return, the corporate tax return following the end of our 2004 fiscal year and the two-month period at the beginning of the 2005 fiscal year. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services. Our allocated share of costs for these services was $137,000 in 2004, $90,000 in 2003 and $83,000 in 2002, and we estimate the cost for these services will be approximately $74,000 through December 31, 2004.

Event Marketing.    Prior to this offering, Cendant provided us with event marketing services, such as arranging our annual franchisee conventions and other franchisee events, and will continue doing so under the transitional agreement through December 31, 2005. Neither Cendant nor we have the ability to terminate these services prior to the expiration of the transitional agreement. Cendant has allocated the cost of these services to us based on the number of meetings and the number of attendees at meetings planned by Cendant for us and will continue to allocate costs to us in this manner under the transitional agreement. Our allocated share of the cost for these services was $86,000 in 2004, $59,000 in 2003 and $56,000 in 2002, and we estimate the cost for these services under the transitional agreement will be approximately $96,000 annually.

Marketing.    Prior to this offering, we participated in Cendant’s third party agreement for the purchase of national media advertising. We paid advertising costs directly to the third party vendor. In addition, Cendant allocated the costs of managing these agreements to us through our share of Cendant’s general corporate overhead, which is discussed below. We will need to negotiate our own agreements with media vendors following completion of this offering.

Revenue Audit Services.    Prior to this offering, Cendant provided us with revenue audit services by internal auditors and will continue doing so under the transitional agreement through December 31, 2005. We may terminate the provision of these services without penalty upon 30 days prior written notice to Cendant. Cendant may terminate providing these services to us, without penalty, after December 31, 2004 upon 120 days prior written notice to us. Cendant has allocated the cost of these services to us based on the number of audits performed on our business and will continue to allocate costs to us in this manner under the transitional agreement. Our allocated share of the costs for these services was $95,000 in 2004, $86,000 in 2003 and $55,000 in 2002, and we estimate the cost for these services under the transitional agreement will be approximately $202,000 annually.

Telecommunications Services.    Prior to this offering, Cendant provided us with telecommunications services, including our local and long distance rate per minute charges, through arrangements it has with third-party providers and will continue doing so under the transitional agreement as an unaffiliated entity until June 30, 2007. Both Cendant and we may terminate the provision of telecommunications services by Cendant, without penalty, upon 180 days written notice by the terminating party. We paid the third party providers directly for these services and our equipment use, and will continue to pay them in this manner under the transitional agreement. We have also paid, and will continue under the transitional agreement to pay for a period of up to three years, Cendant a management fee of approximately $8,000 per month for use of the Cendant telecommunications group’s services. Our allocated share of the costs for telecommunications services, including the management fees, was $511,000 in 2004 (net of vendor credits totaling $133,000), $635,000 in 2003 and $600,000 in 2002, and we estimate the cost for these services under the transitional agreement will be approximately $629,000 per year, subject to changes in our actual usage of such services.

Information Technology Services.    Prior to this offering, Cendant provided us with information technology support and services at their data center in Denver, Colorado through a contract with a third party and will continue doing so under the transitional agreement for a period of up to two years from the date of the completion of this offering. We may terminate the provision of these services upon 90 days written notice to Cendant, and we would be required to pay Cendant a penalty in an amount equal to the unamortized lease costs of computer hardware specific to our mainframe environment, as well as for any unpaid actual costs incurred by Cendant with respect to these services. Cendant does not have early termination rights with respect to these services. Cendant has allocated the costs for these services to us based on usage and the level of support we received from these service providers and will continue to allocate costs to us in this manner under the transitional agreement. Our allocated share of the costs for these services was $1.1 million in 2004, $1.7 million in 2003 and $1.6 million in 2002, and we estimate the cost for these services under the transitional agreement will be approximately $116,000 per month, subject to changes in our actual usage of such services.

Call Support Services.    Prior to this offering, Cendant provided us with customer service support through its Aberdeen, South Dakota call center and will continue doing so under the transitional agreement until December 31, 2005. We may terminate the provision of these services without penalty upon 60 days prior written notice to Cendant. Cendant may terminate providing these services to us, without penalty, after June 30, 2005 upon 120 days prior written notice to us. Cendant has allocated the costs for call support based on the number of calls serviced for us in the call center and will allocate costs to us in the future based on the number of minutes incurred for the calls serviced for us under the transitional agreement. Our allocated share of the costs for call support was $142,000 in 2004, $131,000 in 2003 and $139,000 in 2002, and we estimate the cost for these services under the transitional agreement will be approximately $.95 per call minute (which is based on the average per minute for the last two years).

Executive Support.    Prior to this offering, Cendant provided us with executive support services through the support of Cendant’s Financial Services Division of which we are a part. Our allocated share of the costs for executive support was $417,000 in 2004, $175,000 in 2003 and $108,000 in 2002. Following the completion of this offering, we will no longer be required to pay these costs.

Public and Regulatory Affairs.    Prior to this offering, Cendant provided us with public and regulatory services, including governmental affairs, and will continue doing so under the transitional agreement for no longer than one year following this offering. We may terminate the provision of these services without penalty upon 30 days written notice to Cendant. Cendant does not have early termination rights with respect to these services. For 2004, 2003 and 2002, Cendant allocated the cost of these services to us through our share of Cendant’s general corporate overhead, which is discussed below. Under the transitional agreement, we will pay Cendant for these services based on the time spent in providing such services. We estimate the cost for these services under the transitional agreement will be approximately $7,000 per month.

General Corporate Overhead.    In addition to the services discussed above which are directly allocated to us by Cendant, certain corporate services are charged to us through Cendant’s general corporate overhead allocation, which is calculated based on a percentage of our revenues. These services include certain of those services discussed above, as well as purchasing, corporate travel services. Our share of the general corporate overhead was $2.0 million in 2004, $1.6 million in 2003 and $1.0 million in 2002.

Non-Solicitation of Employees.    We and Cendant have agreed that for a period of two years following the completion of this offering, neither of us will solicit for employment each other’s existing employees with total annual base salary plus cash bonus of $150,000 or more, without the consent of the other party.

Equity-based Compensation

Historically, Cendant has made equity-based compensation grants to our named executive officers. During 2003, the aggregate value attributed to the grant of restricted stock units to our named executive officers as of the date of grant was $2 million, which is included in compensation expense in our financial statements over the vesting period. During 2004 and 2003, we recorded compensation expense of $484,000 and $10,000, respectively. See “Management—Summary Compensation Table.” In accordance with past practice, Cendant has not required that our named executive officers pay any purchase price for the restricted stock units, which were granted as long-term incentive compensation awards in respect of services rendered and to be rendered to us by these executives.

Following the closing of this offering, we will grant new stock options to purchase approximately 989,000 shares of common stock under the 2004 Equity and Incentive Plan. We expect to incur compensation expense of approximately $1.5 million, $1.7 million, $1.7 million, $1.7 million and $213,000 for the fiscal years ending April 30, 2005, 2006, 2007, 2008 and 2009, respectively, relating to such grants.

Subject to the consent of each holder, Cendant restricted stock units and stock options currently held by our executive officers and employees will be cancelled and converted into awards of our Company under the 2004 Equity and Incentive Plan. We will issue approximately 54,000 shares and 37,000 shares of common stock in exchange for the unvested Cendant restricted stock units currently held by our executive officers, which includes Messrs. Lister, Heimbouch, Fortner, Enchura and Scavone and Ms. Cooney, and employees, respectively. We will also issue vested options to purchase approximately 357,000 shares and 443,000 shares of common stock in exchange for vested Cendant stock options currently held by our executive officers and employees, respectively, and vested stock options to purchase approximately 17,000 shares and 36,000 shares of common stock in exchange for unvested Cendant stock options currently held by our executive officers and employees, respectively. We will incur additional compensation expense of approximately $4.6 million for the fiscal year ending April 30, 2005 as a result of the exchange of Cendant restricted stock units and stock options reflecting approximately $2.4 million of compensation expense related to our executive officers and approximately $2.2 million of compensation expense related to all other employees.

The number of shares of our common stock and options to purchase shares of our common stock that we will issue pursuant to the exchange of Cendant restricted stock units and stock options will be determined based upon a ratio equal to the average closing price of Cendant common stock during a period of three trading days immediately following this offering divided by the average closing price of our common stock for the same three-day trading period. The exercise price of the options to purchase shares of our common stock that will be issued pursuant to the exchange of Cendant stock options will be determined by dividing the exercise price of the Cendant stock options by the ratio equal to the average closing price of Cendant stock during a period of three trading days immediately following this offering divided by the average closing price of our common stock for the same three-day trading period. For purposes of this preliminary prospectus, share numbers and option amounts are based on the midpoint of the initial public offering price range set forth on the cover page of this preliminary prospectus and the average closing price of Cendant’s stock price as of a recent three day period. The actual amounts will change based on our stock price and Cendant’s stock price following the closing of this offering. Actual amounts outstanding may also be reduced to the extent our executive officers and employees elect to exercise the Cendant options prior to completion of the exchange offer.

Special Dividend to be Paid to Cendant

Historically, we have not paid dividends to our parent, Cendant. Prior to the completion of this offering, we intend to declare a special dividend to Cendant in the amount of $308.5 million. The $175.0 million cash portion of this special dividend will be funded entirely from the net proceeds of the notes placement. The remaining $133.5 million consists of the cancellation of a receivable from Cendant. The purpose of the special dividend is to maximize the consideration to Cendant in connection with the disposition by Cendant of its entire ownership interest in Jackson Hewitt through this offering. The receivable originated in January 1998 when we became a wholly owned subsidiary of Cendant and consists of funds generated from our operations that have been transferred to Cendant since that date, less expenses paid by Cendant on our behalf and less the current income taxes payable to Cendant associated with being included in Cendant’s consolidated income tax return.

Agreement with Wright Express

We have an agreement with Wright Express Financial Services Corporation, a subsidiary of Cendant, to provide the Jackson Hewitt CashCard to our customers. Under the agreement, Wright Express provides a MasterCard branded debit card under the Jackson Hewitt brand that allows our customers to receive their tax refund proceeds on the card. Wright Express prepares, produces and distributes to us the cards, cardholder agreements and related disclosures, establishes a cardholder relationship with the customer and manages the customer transactions. Wright Express pays us 50%

of the net revenue, which includes interchange revenue received from MasterCard, cardholder fees and interest revenue, less transaction processing costs and direct program support charges incurred by Wright Express and third party vendors. The term of the agreement is through September 30, 2005. Under this agreement, we received $497,000 in revenue for the year ended April 30, 2004. Revenue under this agreement for the year ended April 30, 2003 was nominal.

PRINCIPAL AND SELLING STOCKHOLDER

As of the date of this prospectus, all 37,500,000 of our issued and outstanding shares of common stock are owned by Cendant through its wholly owned subsidiary, Cendant Finance Holding Corporation. Cendant is selling all 37,500,000 shares of our common stock in this offering. Cendant’s principal executive office is located at 9 West 57th Street, New York, New York 10019.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following summary of our capital stock does not relate to our current certificate of incorporation or by-laws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and by-laws that will be in effect immediately prior to this offering.

Our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock. Immediately prior to the completion of this offering, we will have 37,500,000 shares of common stock issued and outstanding and held of record by Cendant. In addition to the 37,500,000 shares to be sold by Cendant in this offering, there will be outstanding 91,000 shares of common stock issued to our employees following completion of this offering as described under “Management—2004 Equity and Incentive Plan.” No shares of preferred stock are currently outstanding.

The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where You Can Find Additional Information.”

Common Stock

General

Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to preferences that may be granted to the holders of preferred stock, each holder of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor, and, in the event of the liquidation or dissolution of the corporation, is entitled to share ratably in all assets of the corporation remaining after payment of liabilities. Holders of common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. The outstanding common stock is validly issued, fully paid, and non-assessable.

Subject to the rights and preferences of the holders of any shares of our preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as the board of directors may declare out of funds legally available. The holders of common stock will possess exclusive voting rights in us, except to the extent the board of directors specifies voting power with respect to any preferred stock issued. Except as described below, holders of common stock are entitled to one vote for each share of common stock, but will not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets. Holders of common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of common stock sold under this prospectus will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares. We have applied to list our common stock on the New York Stock Exchange.

Certain Provisions

Provisions of our certificate of incorporation, by-laws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for our common stock.

Classified Board of Directors.    Our board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with his own nominees.

Newly Created Directorships, Vacancies and Removal.    Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors remains. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Our certificate of incorporation provides that directors may be removed from office only for cause and only by the affirmative vote of holders of at least 60% of the shares then entitled to vote generally in an election of directors, voting together as a single class.

Special Meetings of Stockholders.    A special meeting of stockholders may be called only by the Chairman of the board of directors, the President or the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

Quorum at Stockholder Meetings.    The holders of not less than one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

Stockholder Action By Written Consent.    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Advance Notice of Stockholder-Proposed Business at Annual Meetings.    Our by-laws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

•	a brief description of the business desired to be brought before the annual meeting;

•	the name and address, as they appear on our books, of the stockholder proposing such business;

•	the class and number of our shares which are beneficially owned by the stockholder;

•	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of business by such stockholder and any material interest of the other person in the business; and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

In addition, the by-laws provide that for a stockholder entitled to vote in the election of directors generally to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be received at our principal executive offices not later than:

•	in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders.

•	with respect to a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

Such stockholder’s notice to the secretary must set forth:

•	the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the stockholder is the holder of record of Jackson Hewitt common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate each such nominee;

•	a description of all arrangements between such stockholder and each nominee;

•	such other information with respect to each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and

•	the consent of each nominee to serve as director of the company if so elected.

Amendments to By-Laws.    Our certificate of incorporation provides that our board of directors or the holders of at least 60% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

Amendment of the Certificate of Incorporation.    Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock, requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to:

•	the classification of our board;

•	removal of directors;

•	the prohibitions on stockholder action by written consent or stockholder calls for special meetings;

•	amendment of by-laws; or

•	amendment of the certificate of incorporation

requires approval by the affirmative vote of 60% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Rights Plan.    Each share of common stock has attached to it one right. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price of $116.00, subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

•	10 business days, or such later date as our board of directors may determine, following a public announcement that any person or group, other than one involving Cendant, has acquired beneficial ownership of 15% or more of the outstanding shares our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

•	10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.

The rights will expire at 5:00 P.M. (New York City time) on the tenth anniversary of the closing of this offering, unless such date is extended or the rights are earlier redeemed or exchanged by us.

If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.

Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash, common stock or other consideration that we deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

At any time after any person or group acquires 15% or more of outstanding shares of our common stock, and prior to the acquisition by such person or group of fifty percent (50%) or more of outstanding shares of our common stock, our board of directors may exchange the rights, other than rights owned by such person, group or related parties which have become void, in whole or in part, for our common stock at an exchange ratio of one share of common stock, for one one-thousandth of a share of our series A junior participating preferred stock of the right, or of a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privileges, per right, subject to adjustment.

Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

Delaware Law.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Dividends

Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes.

Preferred Stock

The board of directors, without further action by the holders of common stock, may issue shares of preferred stock. The board of directors is vested with authority to fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any series of shares of preferred stock, and to fix the number of shares constituting any such series.

The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the corporation through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly. The board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings for the issuance of preferred stock and the board of directors has no present intention to issue any shares of preferred stock.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and by-laws provide that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We may enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 37,591,000 shares of our common stock will be outstanding (assuming no exercise of the underwriters’ option to purchase up to an additional 5,625,000 shares). The 37,500,000 shares sold in this offering (43,125,000 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an affiliate of us, as such term is defined under Rule 144 promulgated under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately 376,000 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Options and Restricted Stock Grants

As described above under “Management—2004 Equity and Incentive Plan”, following the closing of this offering, we will issue 91,000 shares of common stock and options to purchase 1,842,000 shares of common stock. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our 2004 Equity and Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of common stock registered under any such registration statement will be available for sale in the open market, unless such shares of common stock are subject to restrictions on transfer imposed by us or the lock-up restrictions described in this prospectus.

Lock-up Agreements

As of the date of this prospectus, we, our senior officers, including those officers listed under “Management,” and our directors have agreed that we and they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of, loan, pledge or transfer (or announce any offer, sale, offer of sale, contract of sale, grant of any options to purchase or otherwise dispose of, loan, pledge or transfer) or grant any rights with respect to any shares of common stock or similar securities of the corporation or any securities convertible into, or exercisable or exchangeable for, any shares of common stock of the corporation without the prior written consent of the representatives of the underwriters, for a period of 180 days from the date of this prospectus. Our senior officers, including those listed under “Management,” will receive approximately 71,000 shares of our common stock in exchange for their unvested Cendant restricted stock units and vested options to purchase approximately 656,000 shares of common stock in exchange for their vested and unvested Cendant stock options, all of which will be subject to the above provisions for a period of 180 days from the date of the prospectus. Certain of our employees will receive approximately 20,000 shares of our common stock in exchange for their unvested Cendant restricted stock units and vested options to purchase approximately 197,000 shares of common stock in exchange for their vested and unvested Cendant stock options, all of which will be subject to the above provisions for a period of 90 days from the date of the prospectus. Following the closing of this offering, we will grant to our senior officers and employees new stock options to purchase approximately 989,000 shares of common stock under the 2004 Equity and Incentive Plan. These new stock options will vest ratably over a four-year period with the first vesting date occurring one year from the date of grant. We intend to grant our non-employee directors approximately 13,000 deferred stock units in connection with their new director equity grant, which will be subject to the above provisions for a period of 180 days from the date of the prospectus.

For purposes of this preliminary prospectus, share numbers and option amounts are based on the midpoint of the initial public offering price range set forth on the cover page of this preliminary prospectus and the average closing price of Cendant’s stock price as of a recent three day period. The actual amounts will change based on our stock price and Cendant’s stock price following the closing of this offering. Actual amounts outstanding may also be reduced to the extent our executive officers and employees elect to exercise the Cendant options prior to completion of the exchange offer.

Notwithstanding anything contained in the lock-up agreements, we may issue and sell common stock pursuant to any stock option plan, stock ownership plan or dividend reinvestment plan of ours in effect at the time of the pricing of this offering and upon the conversion of securities or the exercise of warrants outstanding at the time of the pricing of this offering and up to 5% of the number of shares of common stock then outstanding as consideration in connection with acquisitions, provided that the recipients agree to the restrictions in the lock-up agreements. Individuals may also transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her “immediate family,” provided that the recipient agrees to the restrictions in the lock-up agreements.

UNDERWRITING

Jackson Hewitt, Cendant and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as co-lead managers and as the representatives of the underwriters. Each of the other underwriters listed on the cover of the prospectus is acting as a co-manager.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Credit Suisse First Boston LLC
Blaylock & Partners, L.P.
CIBC World Markets Corp.
Lehman Brothers Inc.

Total	37,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 5,625,000 shares from Jackson Hewitt to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Jackson Hewitt and Cendant. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Jackson Hewitt		Paid by Cendant
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$—	$	$	$
Total	$—	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Jackson Hewitt currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to 1,875,000 shares of common stock for sale to directors, officers, employees and franchisees of Jackson Hewitt at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Jackson Hewitt, its senior officers, including those officers listed under “Management,” and directors have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock other than pursuant to the exchange offer described herein during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, and certain of Jackson Hewitt’s other employees have also agreed to such restrictions, subject to limited exceptions, through the date 90 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Jackson Hewitt, Cendant and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Jackson Hewitt’s historical performance, estimates of Jackson Hewitt’s business potential and earnings prospects, an assessment of Jackson Hewitt’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Jackson Hewitt has applied to list the common stock on the New York Stock Exchange under the symbol “JTX.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Jackson Hewitt in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Jackson Hewitt; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Cendant will pay the total expenses of the offering, which are estimated to be approximately $            . Jackson Hewitt will pay any expenses in connection with the exercise by the underwriters of their option to purchase additional shares.

Jackson Hewitt and Cendant have each agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Affiliates of some of the underwriters act as lenders to Cendant under its credit facility. Since the net proceeds of this offering will initially be used by Cendant to reduce the outstanding balance under Cendant’s credit facility, those affiliates may receive over 10% of the net proceeds of this offering. Because some of the underwriters may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. will receive $1,000 as compensation for such role.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Jackson Hewitt, for which they received or will receive customary fees and expenses. Concurrently with this offering, Jackson Hewitt plans to issue $175.0 million aggregate principal amount of floating rate notes in a private placement for which J.P. Morgan will receive a customary placement fee. Jackson Hewitt also plans to enter into a new credit facility for borrowings of up to $100 million for which J.P. Morgan will receive a customary arrangement fee and affiliates of several of the underwriters, including J.P. Morgan, will receive other fees.

LEGAL COUNSEL

We are being represented by Skadden, Arps, Slate, Meagher & Flom, LLP, New York, New York, in connection with this offering. Kirkland & Ellis LLP, New York, New York, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements as of April 30, 2004 and 2003 and for each of the three years in the period ended April 30, 2004, included in this prospectus, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the fair value method of accounting for stock-based compensation on January 1, 2003 and the adoption of the non-amortization provisions for goodwill and other indefinite-lived intangibles on January 1, 2002) and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted as permitted by the rules and regulations of the SEC. For further information, reference is made to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material containing this information may be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov. We expect that our annual and quarterly reports will be available on our website at http://www.jacksonhewitt.com.

Upon completion of this offering, we will become subject to the periodic reporting and other information requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC. Such reports may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Jackson Hewitt Tax Service Inc.:

We have audited the accompanying consolidated balance sheets of Jackson Hewitt Tax Service Inc. (the “Company”), a wholly-owned subsidiary of Cendant Corporation, as of April 30, 2004 and 2003, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended April 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at April 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation. Also, as discussed in Note 2, on January 1, 2002, the Company adopted the non-amortization provisions for goodwill and other indefinite-lived intangible assets.

/s/    Deloitte & Touche LLP

Parsippany, New Jersey

May 12, 2004

JACKSON HEWITT TAX SERVICE INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	As of April 30,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$5,266	$1,543
Accounts receivable (net of allowance for doubtful accounts of $1,121 and $1,911)	31,315	20,355
Notes receivable, net	1,944	1,824
Prepaid expenses and other	4,810	2,344
Deferred income taxes	5,074	6,141

Total current assets	48,409	32,207

Property and equipment, net	37,347	42,148
Goodwill	392,368	391,004
Other intangibles, net	89,902	91,213
Due from Cendant	143,985	93,664
Notes receivable, net	1,985	1,555
Other non-current assets	11,946	10,110

Total assets	$725,942	$661,901

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$31,653	$20,944

Total current liabilities	31,653	20,944

Deferred income taxes	26,335	23,134
Other non-current liabilities	12,858	5,687

Total liabilities	70,846	49,765

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDER’S EQUITY
Common stock, par value $0.01 per share—authorized 200,000,000 shares; issued and outstanding, 37,500,000 shares	375	375
Additional paid-in capital	475,844	475,844
Retained earnings	178,877	135,917

Total stockholder’s equity	655,096	612,136

Total liabilities and stockholder’s equity	$725,942	$661,901

See Notes to Consolidated Financial Statements.

JACKSON HEWITT TAX SERVICE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For the Years Ended April 30,
	2004	2003	2002

Revenues
Franchise operations revenues:
Royalty	$51,646	$43,229	$35,640
Marketing and advertising	24,213	20,671	17,261
Financial product fees	30,384	25,037	21,635
Other financial product revenue	30,255	23,110	29,518
Other	12,527	11,080	11,685
Service revenue from company-owned office operations	56,590	48,420	41,252

Net revenues	205,615	171,547	156,991

Expenses
Cost of franchise operations	23,922	18,971	19,511
Marketing and advertising	29,464	25,086	18,836
Cost of company-owned office operations	41,639	34,184	17,697
Selling, general and administrative	28,499	14,997	17,882
Depreciation and amortization	11,911	11,523	12,824

Total expenses	135,435	104,761	86,750

Income from operations	70,180	66,786	70,241
Other income:
Interest income, net of interest expense of $373, $36 and $38	284	791	1,449
Preferred stock dividends from Tax Services of America	—	—	1,768

Income before income taxes	70,464	67,577	73,458
Provision for income taxes	27,504	26,444	30,935

Net income	$42,960	$41,133	$42,523

Earnings per share
Basic and diluted	$1.15	$1.10	$1.13

See Notes to Consolidated Financial Statements.

JACKSON HEWITT TAX SERVICE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder’s Equity
	Shares	Amount
Balance, May 1, 2001	37,500	$375	$475,844	$52,261	$528,480
Net income	—	—	—	42,523	42,523

Balance, April 30, 2002	37,500	375	475,844	94,784	571,003
Net income	—	—	—	41,133	41,133

Balance, April 30, 2003	37,500	375	475,844	135,917	612,136
Net income	—	—	—	42,960	42,960

Balance, April 30, 2004	37,500	$375	$475,844	$178,877	$655,096

See Notes to Consolidated Financial Statements.

JACKSON HEWITT TAX SERVICE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended April 30,
	2004	2003	2002

Operating Activities:
Net income	$42,960	$41,133	$42,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,911	11,523	12,824
Loss on disposal of assets	11	1,117	139
Amortization of development advances	840	216	249
Preferred stock dividends from Tax Services of America	—	—	(1,768)
Provision for uncollectible receivables	1,297	790	3,058
Provision for litigation settlement	10,410	—	—
Deferred income taxes	4,964	1,387	(3,828)
Changes in assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(12,257)	11,308	(30,409)
Notes receivable	(550)	(1,190)	(13,683)
Prepaid expenses and other	(2,466)	(1,144)	(855)
Other non-current assets	(1,040)	(2,833)	(1,227)
Accounts payable and accrued liabilities	8,212	(1,755)	7,054
Other non-current liabilities	(742)	3,855	(424)

Net cash provided by operating activities	63,550	64,407	13,653

Investing Activities:
Capital expenditures	(3,965)	(5,228)	(22,666)
Funding of development advances	(1,636)	(3,406)	(2,149)
Net assets acquired (net of cash overdraft of $270 in 2002)	(3,905)	(5,200)	(3,870)
Investment in Tax Services of America	—	—	(4,360)

Net cash used in investing activities	(9,506)	(13,834)	(33,045)

Financing Activities:
(Increase)/decrease in due from Cendant	(50,321)	(51,342)	20,687

Net cash provided by (used in) financing activities	(50,321)	(51,342)	20,687

Net increase (decrease) in cash and cash equivalents	3,723	(769)	1,295
Cash and cash equivalents, beginning of period	1,543	2,312	1,017

Cash and cash equivalents, end of period	$5,266	$1,543	$2,312

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$1	$9	$2

See Notes to Consolidated Financial Statements.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

1.    BASIS OF PRESENTATION

Jackson Hewitt Tax Service Inc. (“JHTS”), a wholly-owned subsidiary of Cendant Corporation (“Cendant”), was incorporated on February 20, 2004 as a Delaware holding company. Simultaneous with the incorporation of JHTS, Cendant contributed all outstanding shares of Jackson Hewitt Inc. to JHTS. JHTS accounted for the contribution of outstanding shares as a change in reporting entities under common control and has recognized the outstanding shares at their carrying amounts at the date of transfer. Accordingly, the accompanying consolidated financial statements have been prepared as though JHTS existed throughout the periods presented.

On March 15, 2004, Cendant announced that it intends to sell its 100% ownership of JHTS’s common stock through an initial public offering. In contemplation of the initial public offering, JHTS declared a stock dividend which increased the number of common shares outstanding from 100 to 37,500,000. Stockholder’s equity has been adjusted retroactively for the effect of the stock dividend for all periods presented.

Through Jackson Hewitt Inc., JHTS provides computerized preparation of federal and state personal income tax returns through a network of franchised and company-owned offices. The consolidated financial statements include the accounts and transactions of JHTS and its subsidiaries as well as entities in which JHTS directly or indirectly has a controlling financial interest (collectively, the “Company”). For more information regarding the Company’s consolidation policy, refer to Note 2 –Summary of Significant Accounting Policies.

In presenting the consolidated financial statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates.

The Company’s fiscal year ends April 30th, which differs from Cendant’s fiscal year-end of December 31st. The adoption of new accounting pronouncements in the periods presented coincides with Cendant’s fiscal year-end.

The Company’s comprehensive income is comprised solely of net income.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy.    On January 17, 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Such Interpretation addresses the consolidation of variable interest entities (“VIEs”), including special purpose entities (“SPEs”) that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. The provisions of FIN 46 were effective immediately for transactions entered into by the Company subsequent to January 31, 2003 and became effective for all other transactions as of July 1, 2003. However, in October 2003, the FASB permitted companies to defer the July 1, 2003 effective date to December 31, 2003 in whole or in part. On December 24, 2003, the FASB issued a complete replacement of FIN 46 (“FIN 46R”), which clarified certain complexities of FIN 46 and generally requires adoption no later than December 31, 2003 for entities that were considered SPEs under previous guidance, and no later than March 31, 2004 for all other entities. The Company adopted FIN 46R in its entirety as of December 31, 2003 even though adoption for non-SPEs was not required until March 31, 2004.

In connection with its Jackson Hewitt franchise arrangements, the Company has provided some level of financial support to certain of its franchisees in the form of loans and/or development

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

advances. Based on its analyses, the Company has concluded that it is not the primary beneficiary under these franchise agreements and therefore does not consolidate the operations of such franchisees under the provisions of FIN 46R. However, with respect to the franchisees for which financial support has been provided, the Company believes that it has a significant variable interest. At April 30, 2004, the Company had provided financial support, in the form of loans and advances, in the amount of $14,096 to 320 franchisees (see Note 6—Notes Receivable, net and Note 7—Development Advances). Such amount less the allowance for uncollectible amounts as of April 30, 2004 of $3,551, represents the Company’s maximum exposure to losses.

Stock-Based Compensation.    Under Cendant’s existing stock plans, Cendant common stock awards are granted to the Company’s employees. Prior to January 1, 2003, the Company measured its stock-based compensation using the intrinsic value approach under Accounting Principles Board (“APB”) Opinion No. 25, as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Accordingly, the Company did not recognize compensation expense upon the issuance of its stock options to employees because the option terms were fixed and the exercise price equaled the market price of the underlying common stock on the date of grant. Therefore, the Company was not allocated compensation expense upon Cendant’s issuance of common stock options to the Company’s employees.

On January 1, 2003, the Company (in conjunction with Cendant’s adoption) adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123. The Company also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting provisions. As a result, the Company now expenses all employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As the Company elected to use the prospective transition method, Cendant has allocated expense to the Company only for employee stock awards that were granted or modified subsequent to December 31, 2002.

The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all employee stock awards granted by Cendant to the Company’s employees for all periods presented:

	For the Years Ended April 30,
	2004	2003	2002

Reported net income	$42,960	$41,133	$42,523
Add back: Stock-based employee compensation expense included in reported net income, net of tax (a)	301	6	—
Less: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax (b)	(702)	(6,032)	(3,598)

Pro forma net income	$42,559	$35,107	$38,925

Pro forma earnings per share:
Basic and diluted	$1.13	$0.94	$1.04

(a)	For a detailed account of compensation expense recorded within the consolidated statements of operations for stock awards granted by Cendant subsequent to December 31, 2002, see Note 13—Stock-Based Compensation.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

(b)	The 2003 amounts reflect the August 27, 2002 acceleration of the vesting schedules for certain options previously granted by Cendant (see Note 13—Stock-Based Compensation). Pro forma compensation expense reflected for grants awarded prior to January 1, 2003 is not indicative of future compensation expense that would be recorded by the Company, as future expense will vary based upon factors such as the type of award granted by Cendant or the Company and the then-current fair market value of such award.

Costs Associated with Exit or Disposal Activities.    On January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Such standard nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under SFAS No. 146, a liability related to an exit or disposal activity (including restructurings) initiated after December 31, 2002 is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the date of commitment to an exit or disposal plan. The impact of adopting this standard was not material to the Company’s results of operations or financial position.

Guarantees.    On January 1, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” in its entirety. Such Interpretation elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees issued or modified after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee. The impact of adopting this Interpretation was not material to the Company’s results of operations or financial position.

Goodwill and Identifiable Intangible Assets. On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” in its entirety. Prior to the adoption, all intangible assets (including goodwill) were amortized over the estimated periods to be benefited, on a straight-line or accelerated basis. Therefore, the results of operations for the fiscal year ended April 30, 2002 reflect the amortization of goodwill and indefinite-lived intangible assets through December 31, 2001, while the results of operations for the years ended April 30, 2004 and 2003 do not reflect such amortization (see below for pro forma disclosure depicting the Company’s results of operations during 2002 after applying the non-amortization provisions of SFAS No. 142). In connection with SFAS No. 142, the Company is required to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred.

The Company assesses goodwill for such impairment by comparing the carrying value of its reporting units to their fair values. The Company’s reporting units are the same as its reportable operating segments. The Company determines the fair value of its reporting units utilizing discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples to corroborate the discounted cash flow results. The Company’s amortizable intangible assets are tested for impairment based on the comparison of its undiscounted cash flows to its carrying amounts and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

The Company performed its initial impairment assessment on January 1, 2002 in connection with the adoption of SFAS No. 142 and determined that the carrying amounts of its reporting units did not exceed their respective fair values. Accordingly, the initial implementation of this standard did not result in a charge and, as such, did not impact the Company’s results of operations during 2002. Subsequent to the initial assessment, the Company has performed its review annually, or more frequently if circumstances indicated impairment may have occurred, and during the years ended April 30, 2004, 2003 and 2002, determined that no such impairment had occurred.

Had the Company applied the non-amortization provisions of SFAS No. 142 commencing May 1, 2001, net income and earnings per share would have been as follows for 2002:

Year Ended April 30, 2002

Reported net income	$42,523
Add back: Goodwill amortization	6,260
Add back: Trademark amortization, net of tax	910

Pro forma net income	$49,693

Pro forma earnings per share:
Basic and diluted	$1.33

Impairment or Disposal of Long-Lived Assets.    On January 1, 2002, the Company adopted SFAS No. 144, which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and replaces the accounting and reporting provisions of APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell. The impairment recognition and measurement provisions of SFAS No. 121 were retained for all long-lived assets to be held and used with the exception of goodwill and indefinite-lived intangible assets, but including amortizable intangible assets.

The Company evaluates the recoverability of its long-lived assets (which included goodwill and indefinite-lived intangible assets prior to the adoption of SFAS No. 144) by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. Property and equipment is evaluated separately within each segment. The adoption of this standard had no impact on the Company’s results of operations or financial position.

Cash Equivalents.    The Company considers highly liquid unrestricted investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment.    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Useful lives generally range from 5 to 7 years for furniture, fixtures and equipment, from 3 to 10 years for computer software and from 2 to 15 years for leasehold improvements.

Revenue Recognition.    Revenue that the Company earns is comprised of the following components:

Royalty Revenue: The Company earns royalty revenue from its franchisees. The Company’s franchise agreements require franchisees to pay royalty fees based on their revenue. Royalty revenue is recognized upon the reporting of the revenue related to the completion and filing of tax returns prepared by the Company’s franchisees.

Marketing and Advertising Revenue: The Company earns marketing and advertising revenue from its franchisees. The Company’s franchisee agreements require franchisees to pay marketing and advertising fees based on their revenue. Marketing and advertising revenue is recognized upon the reporting of revenue related to the completion and filing of tax returns prepared by the Company’s franchisees.

Financial Product Fees: The Company facilitates the sale of refund based financial products including refund anticipation loans, accelerated check refunds and assisted direct deposit for which it earns a fixed fee that originates from a handling fee paid by the customer to the financial institutions who provide the products. These financial products are offered pursuant to contractual arrangements with financial institutions. In addition, the Company offers other products including an extended warranty product. The Company recognizes revenue for the fixed fees that it earns upon the sale of the financial products to its customers. Revenue attributable to the Company’s extended warranty product is deferred and recognized ratably over the term of the extended warranty.

Other Financial Product Revenue: Other financial product revenue represents revenue the Company earns equal to a portion (ranging from 59% to 100%) of the difference between finance fees paid by customers to the financial institutions and loan amounts that the financial institutions are unable to collect. This revenue is in addition to the fixed fees recorded in financial product fees earned from the facilitation of refund anticipation loans. The finance fee is calculated as a percentage of the total loan amount (subject to a minimum and maximum fee). The finance fees are maintained by the financial institutions as a reserve against uncollected loans. Other financial product revenue is recognized only to the extent that the reserves maintained by the lending financial institutions exceed the uncollected loans made by these financial institutions at the end of each reporting period. (See Note 16—Subsequent Event.)

Other Revenue: Other revenue consists of ancillary fees the Company earns from franchisees, including a fee per tax return paid by franchisees for the processing of each electronically-transmitted tax return. Other revenue also includes revenue that the Company earns from the sale or transfer of territories to franchisees. Revenue is recognized when all material services or conditions relating to the sale have been performed (generally upon completion of a mandatory initial training program for new franchisees).

Service Revenue: Service revenue includes only revenue earned at company-owned offices and primarily consists of fees that the Company earns directly from customers for the preparation of tax returns. These fees include base fees for the preparation of tax returns and related fees for the

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

facilitation of financial products earned by the company-owned offices. Service revenue is recognized upon the completion and filing of tax returns prepared at company-owned offices.

Marketing and Advertising Expenses.    Marketing and advertising costs are expensed in the period the advertising occurs. Advertising expenses totaled $24,017, $21,396 and $15,449 for the years ended April 30, 2004, 2003 and 2002, respectively.

Earnings Per Share

The computation of basic and diluted earnings per share is based upon the Company’s net income divided by the weighted average number of common shares outstanding during the year. As of April 30, 2004, the Company had not granted any common stock options or restricted stock units (“RSU”) to employees.

The following table presents the computation of basic and diluted earnings per share:

	For the Years Ended April 30,
	2004	2003	2002
Net income, basic and diluted	$42,960	$41,133	$42,523
Weighted average shares outstanding (000):
Basic and diluted	37,500	37,500	37,500
Earnings per share:
Basic and diluted	$1.15	$1.10	$1.13

3.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	As of April 30,
	2004	2003
Computer software	$41,856	$41,295
Furniture, fixtures and equipment	10,971	8,606
Leasehold improvements	4,431	3,766
Software under development	329	—

	57,587	53,667
Less accumulated depreciation and amortization	(20,240)	(11,519)

Total	$37,347	$42,148

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

4.    GOODWILL AND OTHER INTANGIBLES, NET

Intangible assets consists of:

	As of April 30, 2004			As of April 30, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Franchise agreements (a)	$16,052	$(9,579)	$6,473	$15,000	$(8,000)	$7,000
Customer relationships (b)	6,664	(4,235)	2,429	5,871	(2,658)	3,213

	$22,716	$(13,814)	$8,902	$20,871	$(10,658)	$10,213

Unamortized intangible assets:
Goodwill	$392,368			$391,004

Jackson Hewitt trademark	$81,000			$81,000

(a)	Amortized over a period of 10 years.
(b)	Amortized over a period of 5 years.

The changes in the carrying amount of goodwill by segment are as follows:

	Franchise Operations	Company- Owned Office Operations	Total
Balance at May 1, 2002	$336,767	$50,068	$386,835
Additions	—	4,169	4,169

Balance at April 30, 2003	336,767	54,237	391,004
Additions	—	2,060	2,060
Change in tax basis of acquired assets	—	(696)	(696)

Balance at April 30, 2004	$336,767	$55,601	$392,368

Amortization expense relating to all intangible assets was as follows:

	For the Years Ended April 30,
	2004	2003	2002

Goodwill	$—	$—	$6,260
Trademarks	—	—	1,500
Franchise agreements	1,579	1,500	1,500
Customer relationships	1,577	2,066	592

Total	$3,156	$3,566	$9,852

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

Based on the Company’s amortizable intangible assets as of April 30, 2004, the Company expects related amortization expense to be as follows for each of the respective periods in the fiscal year ended April 30:

Amount
2005	$2,655
2006	2,393
2007	2,151
2008	1,150
2009	105
Thereafter	448

Total	$8,902

5.    FRANCHISING ACTIVITIES

The number of owned and franchised offices in operation are as follows:

	As of April 30,
	2004	2003	2002
Company-owned
Beginning balance	523	440	—
Additions	131	83	—
Disposals	(49)	—	—
Transfers from TSA	—	—	440

Ending balance	605	523	440

Franchised
Beginning balance	3,776	3,385	3,345
Additions	973	900	755
Disposals	(419)	(509)	(275)
Transfers to TSA	—	—	(440)

Ending balance	4,330	3,776	3,385

Initial franchise fees totaled $6,496, $5,908 and $5,830 for the years ended April 30, 2004, 2003 and 2002, respectively, and are included in other revenues on the consolidated statements of operations.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

6.    NOTES RECEIVABLE, NET

The Company finances a portion of the initial franchise fee associated with new territory sales under promissory notes receivable from franchisees. These notes accrue interest annually, ranging from 8% to 12%, and are typically due in four annual installments, including accrued interest, at February 28th each year. These notes are recorded on the Company’s consolidated balance sheets at cost, and are reviewed for collectibility based on the underlying franchisee’s payment history, financial status and revenue base. The resulting provision is included within cost of franchise operations on the Company’s consolidated statements of operations.

Notes receivable, net consists of the following:

	As of April 30,
	2004	2003
Notes receivable	$7,480	$8,028
Less allowance for uncollectible amounts	(3,551)	(4,649)

Notes receivable, net	3,929	3,379
Less current portion	1,944	1,824

Notes receivable, net—non-current	$1,985	$1,555

7.    DEVELOPMENT ADVANCES

The Company maintains a program to advance monies to independent tax practices to assist in the conversion of their operations to the Jackson Hewitt brand and to further expand their businesses. These development advances are capitalized and made in the form of promissory notes that are forgivable over a 10-year period subject to the achievement of certain performance standards. Advances were $6,616 and $5,820 at April 30, 2004 and 2003, respectively, and are included in other non-current assets on the consolidated balance sheets.

8.    RELATED PARTIES

The Company is allocated general corporate overhead expenses from Cendant for corporate-related functions as well as other expenses directly attributable to the Company. Cendant allocates corporate overhead to the Company based on a percentage of the Company’s forecasted revenues and allocates other expenses that directly benefit the Company based on the Company’s actual utilization of the services. Corporate expense allocations include executive management, finance, insurance, human resources, information technology, legal and real estate facility usage. These amounts are included in selling, general and administrative expenses in the consolidated statements of operations. The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant to the Company are reasonable and represent the amounts that would have been incurred if the Company had performed these functions as a stand-alone company.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

All allocated overhead expenses as well as direct charges are included in due from Cendant on the consolidated balance sheets. No interest was charged by Cendant or received by the Company in any period presented with respect to intercompany balances. Cendant uses cash swept from the Company’s bank accounts to fund these disbursements. The major categories of intercompany activity between the Company and Cendant were as follows:

	For the Years Ended April 30,
	2004	2003	2002

Due from Cendant, beginning balance	$93,664	$42,322	$63,009

Corporate allocations	(4,251)	(3,959)	(3,138)
Payroll and related	(22,092)	(20,569)	(17,206)
Accounts payable funding	(64,909)	(42,043)	(49,001)
TSA investment funding	—	—	(21,443)
Income taxes	(20,845)	(24,168)	(34,734)
Cash sweeps	162,418	142,081	104,835

	50,321	51,342	(20,687)

Due from Cendant, ending balance	$143,985	$93,664	$42,322

Average balance due from Cendant	$118,825	$67,993	$52,665

The Company also earned commissions and access fees from preferred vendor agreements through Cendant. Commissions and access fees directly attributable to the Company and its franchisees are allocated to the Company through the Due from Cendant account. Revenue from these agreements was $1,092, $302 and $1,000 for the years ended April 30, 2004, 2003 and 2002, respectively, and is included in other revenue on the consolidated statements of operations.

During the year ended April 30, 2003, the Company entered into an agreement with Wright Express Financial Services Corporation, a subsidiary of Cendant, to provide a debit card product to the Company’s customers. The term of the agreement is through September 30, 2005. Revenue recorded under this agreement was $497 and $0 for the years ended April 30, 2004 and 2003, respectively, and is included in financial product fees on the consolidated statements of operations.

9.    ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company’s consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company’s consolidated statements of operations since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

Tax Services of America, Inc.    On January 18, 2002, the Company acquired all of the outstanding common stock of TSA for $3,600 in cash.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

The allocation of the purchase price is summarized as follows:

Amount
Cash consideration	$3,600
Book value of Jackson Hewitt’s existing net investment in TSA	37,309
Amounts due Jackson Hewitt from TSA	24,830

Jackson Hewitt’s basis in TSA	65,739
Fair value of net assets acquired	(15,671)

Excess purchase price over fair value of assets acquired and liabilities assumed	$50,068

The following table summarizes the estimated fair values of the TSA assets acquired and liabilities assumed at the date of acquisition:

Amount
Total current assets	$24
Property and equipment, net	3,376
Intangible assets	5,079
Goodwill	50,068
Deferred income taxes	13,959

Total assets acquired	72,506

Total current liabilities	6,640
Long-term debt	127

Total liabilities assumed	6,767

Net assets acquired	$65,739

The goodwill was assigned to the company-owned office operations segment.

Prior to the acquisition, TSA operated under a franchise agreement with the Company and was a joint venture between the Company and two of its largest franchisees. TSA acquired independent tax preparation practices and converted them to the Company’s tax service brand. In 1999, the Company initially funded TSA with 80 tax preparation locations and $5,000 in cash in exchange for a non-voting preferred stock investment. Simultaneously with the Company’s contribution to TSA, the Company’s joint venture partners contributed a total of 40 tax preparation locations to TSA in exchange for shares of common stock of TSA.

The Company earned a 12% royalty fee and a 6% marketing and advertising fee on the net revenues of TSA, pursuant to the terms of the franchise agreement. For the period May 1, 2001 through January 18, 2002 (the date of acquisition) such fees were $186. Such amounts were recorded on the Company’s consolidated statements of operations within royalty and marketing and advertising revenue. In addition, the Company earned initial franchise fee revenue on new territory sales to TSA, which approximated $875 for the period May 1, 2001 through January 18, 2002. Such amounts are recorded on the Company’s consolidated statements of operations within other revenue.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

The Company also provided administrative services to TSA and made payments for services on TSA’s behalf totaling $512 for the period from May 1, 2001 through January 18, 2002.

The following unaudited pro forma information combines the results of operations of the Company and TSA for the year ended April 30, 2002 calculated as if the acquisition had occurred on May 1, 2001. The pro forma information has been prepared for comparative purposes only and does not give effect to any synergies expected to result from the acquisition of TSA. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been consummated at the beginning of 2002 or of the results that may occur in the future. The Company’s net revenues, income from operations, net income and earnings per share would have been as follows had the acquisition of TSA occurred on May 1, 2001:

Year Ended April 30, 2002
(Unaudited)
Pro forma results:
Net revenues	$156,941
Income from operations	47,347
Net income	28,247

Pro forma earnings per share:
Basic and diluted	$0.75

Other Acquisitions.    During the years ended April 30, 2004 and 2003, the Company acquired six and 13, respectively, independent tax preparation operations for $3,905 and $5,200, respectively, in cash, which resulted in $2,060 and $4,169, respectively, in goodwill (allocated to the company-owned office operations segment). These acquisitions were not significant to the Company’s results of operations, financial position or cash flows.

10.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consists of:

	As of April 30,
	2004	2003
Accounts payable	$2,168	$1,945
State income taxes payable	1,473	—
Accrued payroll and related	6,653	7,046
Legal settlement	2,672	—
Deferred warranty income	5,508	2,205
Accrued marketing and advertising	8,946	7,018
Accrued purchase price	1,814	1,356
Other accrued liabilities	2,419	1,374

Total accounts payable and accrued liabilities	$31,653	$20,944

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

11.    INCOME TAXES

The Company is included in the consolidated federal income tax return of Cendant. In addition, the Company files unitary and combined state income tax returns with Cendant in jurisdictions where required. The provision for income taxes is computed as if the Company filed its federal and state tax returns on a stand-alone basis.

The provision for income taxes consists of:

	For the Years Ended April 30,
	2004	2003	2002

Current
Federal	$18,671	$21,105	$29,137
State	3,869	3,952	5,626

	22,540	25,057	34,763

Deferred
Federal	4,546	1,110	(3,092)
State	418	277	(736)

	4,964	1,387	(3,828)

Provision for income taxes	$27,504	$26,444	$30,935

Deferred income tax assets and liabilities consist of:

	As of April 30,
	2004	2003
Current deferred income tax assets
Accrued liabilities and deferred income	$5,012	$2,930
Provision for doubtful accounts and other	1,869	3,937

Current deferred income tax assets	6,881	6,867

Current deferred income tax liabilities
Prepaid expenses	1,807	726

Current deferred income tax liabilities	1,807	726

Current net deferred income tax asset	$5,074	$6,141

Non-current deferred income tax assets
Net operating loss carryforwards	$6,650	$8,745
Accrued liabilities and deferred income	6,584	4,114
Valuation allowance	(1,112)	(1,112)

Non-current deferred income tax assets	12,122	11,747

Non-current deferred income tax liabilities
Depreciation and amortization	36,465	33,257
Other	1,992	1,624

Non-current deferred income tax liabilities	38,457	34,881

Non-current net deferred income tax liability	$26,335	$23,134

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

As of April 30, 2004, the Company had federal net operating loss carryforwards of approximately $15,821, which expire in 2020 through 2022. A portion of the federal net operating loss carryforwards is subject to annual usage limitations under Internal Revenue Code Section 382. The valuation allowance of $1,112 as of April 30, 2004 relates to deferred tax assets for state net operating loss carryforwards that may not be realized. The valuation allowance will be adjusted to goodwill when, and if, the Company determines that the deferred income tax assets are more likely than not to be realized.

The Company’s effective income tax rate differs from the U.S. statutory rate as follows:

	For the Years Ended April 30,
	2004	2003	2002

Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	3.9	4.1	4.3
Amortization of non-deductible goodwill	—	—	2.7
Other	0.1	—	0.1

Effective tax rate	39.0%	39.1%	42.1%

12.    COMMITMENTS AND CONTINGENCIES

Leases

The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Rent expense totaled $9,109, $7,444 and $2,379 for the years ended April 30, 2004, 2003 and 2002, respectively, and is included in selling, general and administrative expense and cost of company-owned office operations expense on the consolidated statements of operations.

Future minimum lease payments required under noncancelable operating leases are as follows:

Amount
2005	$7,223
2006	4,997
2007	2,550
2008	1,086
2009	378
Thereafter	74

Total	$16,308

Litigation

On August 27, 2002, a plaintiff group comprising 154 franchisees filed an action against the Company and Santa Barbara Bank & Trust in the Superior Court of New Jersey, Morris County. The suit alleged, among other things, that the Company breached an agreement with the plaintiffs by not paying them a portion of surpluses in refund anticipation loan loss reserves. The plaintiffs sought a declaratory

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

judgment, an accounting, payment of an incentive rebate, unspecified compensatory and punitive damages, treble damages and attorneys’ fees. By an order dated December 6, 2002, the court dismissed the conversion and fraud counts of the complaint with prejudice. The plaintiffs filed an amended complaint on March 17, 2003. The parties submitted the matter to mediation in July 2003, which resulted in a settlement. On December 19, 2003, the court issued a ruling enforcing the settlement and dismissed the action with prejudice. As of April 30, 2004, 151 plaintiffs in the action have executed the settlement agreement, and one has appealed the enforcement order of December 19, 2003. Accordingly, a $10,410 charge was included within selling, general and administrative expense on the accompanying consolidated statement of operations in 2004.

On April 4, 2003, Canieva Hood and Congress of California Seniors brought a purported class action suit against Santa Barbara Bank & Trust and the Company in the Superior Court of California (Santa Barbara) in connection with the provision of refund anticipation loans, seeking declaratory relief as to the lawfulness of the practice of cross-lender debt collection, the validity of Santa Barbara’s cross-lender debt collection provision and whether the method of inducing customers to enter into the provision is unlawful or fraudulent. The Company was joined in the action for allegedly aiding and abetting the actions of Santa Barbara Bank & Trust. Ms. Hood has also filed a separate suit against the Company and Cendant on December 18, 2003 in the Ohio Court of Common Pleas (Montgomery County) and is seeking to certify a class in the action. The allegations relate to the same set of facts as the California action. The Company currently has a motion pending in the Ohio court to stay, or dismiss, the Ohio action while permitting the California action to proceed. While this matter is at a preliminary stage, the Company believes that it has meritorious defenses to the claims and intends to defend them vigorously.

The Company is involved in other pending litigation in the usual course of business. In the opinion of management, such other litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

13.    STOCK-BASED COMPENSATION

Under its existing stock plans, Cendant may grant stock options, stock appreciation rights, restricted shares and RSUs to the Company’s employees. Prior to January 1, 2003, Cendant typically used stock options as a form of equity compensation. However, subsequent to December 31, 2002, Cendant changed the method by which it provides stock-based compensation to the Company’s employees and began issuing Cendant RSUs in place of stock options.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

Stock Options

Employee stock options granted by Cendant generally have a ten-year term and vest ratably over periods ranging from two to five years. These employee stock options were granted with exercise prices at then-current fair market value. The activity of Cendant’s stock option plans related to the Company’s employees consisted of:

	For the Years Ended April 30,
	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	1,968,348	$15.21	2,107,144	$15.10	1,588,041	$13.31
Granted at fair market value	—	—	20,000	13.02	712,180	18.50
Exercised	(537,087)	12.84	(78,980)	9.96	(84,658)	11.22
Forfeited	(34,666)	17.97	(79,816)	16.93	(108,419)	14.23

Ending balance	1,396,595	$16.06	1,968,348	$15.21	2,107,144	$15.10

During 2002, Cendant’s Board of Directors accelerated the vesting of certain options previously granted with exercise prices greater than or equal to $15.1875. In connection with such action, 1,163,903 options (with a weighted average exercise price of $19.20), substantially all of which were scheduled to become exercisable by January 2004, became exercisable as of August 27, 2002. In addition, the post-employment exercise period for the modified options was reduced from one year to thirty days. However, if the employee remains employed by Cendant through the date on which the option was originally scheduled to become vested, the post-employment exercise period will be one year. In accordance with the provisions of the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25),” there was no charge associated with this modification since none of the modified options had intrinsic value because the market price of the underlying Cendant common stock on August 27, 2002 was less than the exercise price of the modified options.

The table below summarizes information regarding outstanding and exercisable Cendant stock options issued to the Company’s employees as of April 30, 2004:

	Outstanding Options			Exercisable Options
	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 to $10.00	400,865	4.6	$9.51	400,865	$9.51
$10.01 to $20.00	725,741	6.0	17.47	691,737	17.70
$20.01 to $30.00	269,989	4.4	21.98	269,989	21.98

	1,396,595	5.2	$16.06	1,362,591	$16.13

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

The weighted-average grant-date fair value of Cendant common stock options granted during the years ended April 30, 2003 and 2002 was $5.98 and $8.51, respectively. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for stock options granted in 2003 and 2002:

	For the Years Ended April 30,
	2003	2002
Dividend yield	—	—
Expected volatility	49.0%	50.0%
Risk-free interest rate	2.4%	4.2%
Expected holding period (years)	3.6	4.5

Restricted Stock Units

Each RSU granted by Cendant entitles the employee to receive one share of Cendant common stock upon vesting, which occurs ratably over a four-year period. The activity of Cendant’s RSU plans related to the Company’s employees consisted of:

	For the Years Ended April 30,
	2004		2003
	RSUs	Weighted Average Grant Price	RSUs	Weighted Average Grant Price
Beginning balance	140,471	$13.64	—	$—
Granted at fair market value	2,723	18.36	140,471	13.64
Vested	(34,607)	13.64	—	—
Forfeited	(2,090)	13.64	—	—

Ending balance	106,497	$13.76	140,471	$13.64

The Company is allocated compensation expense for such RSUs on a basis consistent with the related vesting period. During the years ended April 30, 2004 and 2003, the Company recorded pre-tax compensation expense of $484 and $10, respectively, in connection with these RSUs, which is included within selling, general and administrative expenses on the Company’s consolidated statements of operations.

Exchange Offer

On April 23, 2004, the Company and Cendant initiated an exchange program under which Company employees who currently participate in Cendant’s stock options and RSU programs could elect to exchange their vested and unvested Cendant awards for fully vested Company stock options and common stock. The amount of Company stock options and common stock to be issued under the exchange program will be based upon an exchange ratio determined by comparing the three-day average closing price of Cendant common stock immediately following the initial public offering and the average closing price of the Company’s stock for the same period. The exchange of Cendant securities will result in a charge to the Company’s consolidated statement of operations on the exchange date, which is expected to occur immediately following the initial public offering.

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

14.    FINANCIAL INSTRUMENTS

Credit Risk and Exposure

Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts and notes receivable. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties. As of April 30, 2004, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Company’s diverse customer base. Bad debts associated with trade receivables have not been significant. The Company does not normally require collateral or other security to support credit sales.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The fair value of notes receivable is determined based on the net present value of estimated payments to be received over the life of the note. The carrying amount and estimated fair value for notes receivable were $3,929 and $4,405, respectively, as of April 30, 2004; and $3,379 and $3,899, respectively, as of April 30, 2003.

15.    SEGMENT INFORMATION

Management evaluates the operating results of each of its reportable segments based upon revenue and income before income taxes.

	Franchise Operations	Company- Owned Office Operations	Corporate(a)	Total
Year ended April 30, 2004
Total revenues	$149,025	$56,590	$—	$205,615

Expenses:
Cost of operations	23,922	41,639	—	65,561
Marketing and advertising	24,212	5,252	—	29,464
Selling, general and administrative	3,597	3,075	21,827	28,499
Depreciation and amortization	7,608	4,303	—	11,911

Total expenses	59,339	54,269	21,827	135,435

Income (loss) from operations	$89,686	$2,321	$(21,827)	$70,180

Income (loss) before income taxes	$90,343	$2,321	$(22,200)	$70,464

Segment assets	$511,485	$65,584	$148,873	$725,942

Capital expenditures	$1,483	$2,482	$—	$3,965

JACKSON HEWITT TAX SERVICE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in thousands except per share amounts)

	Franchise Operations	Company- Owned Office Operations	Corporate(a)	Total

Year ended April 30, 2003
Total revenues	$123,127	$48,420	$—	$171,547

Expenses:
Cost of operations	18,971	34,184	—	53,155
Marketing and advertising	20,631	4,455	—	25,086
Selling, general and administrative	3,365	2,435	9,197	14,997
Depreciation and amortization	7,274	4,249	—	11,523

Total expenses	50,241	45,323	9,197	104,761

Income (loss) from operations	$72,886	$3,097	$(9,197)	$66,786

Income (loss) before income taxes	$73,677	$3,097	$(9,197)	$67,577

Segment assets	$491,252	$70,844	$99,805	$661,901

Capital expenditures	$2,514	$2,714	$—	$5,228

Year ended April 30, 2002
Total revenues	$115,739	$41,252	$—	$156,991

Expenses:
Cost of operations	19,511	17,697	—	37,208
Marketing and advertising	16,353	2,483	—	18,836
Selling, general and administrative	4,362	937	12,583	17,882
Depreciation and amortization	11,626	1,198	—	12,824

Total expenses	51,852	22,315	12,583	86,750

Income (loss) from operations	$63,887	$18,937	$(12,583)	$70,241

Income (loss) before income taxes	$65,336	$18,937	$(10,815)	$73,458

Segment assets	$495,265	$73,553	$48,981	$617,799

Capital expenditures(b)	$21,754	$912	$—	$22,666

(a)	Represents unallocated corporate overhead and common assets supporting both segments, including amounts due from Cendant.
(b)	Includes investment of $16,494 for tax preparation software.

16.    SUBSEQUENT EVENT

To reduce the variability of other financial product revenue, the Company renegotiated its agreement with Santa Barbara Bank & Trust, the provider of approximately 80% of the refund anticipation loans that the Company facilitates. Under the new agreement, which became effective as of May 5, 2004, in lieu of earning revenue based upon the amount of finance fees and uncollected loans, the Company will earn primarily a fixed fee based upon the number of refund anticipation loans facilitated. Under the Company’s current agreement with its other provider of refund anticipation loans, the Company will continue to earn other financial product revenue based on the amount of finance fees collected and uncollected loans.

******

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                 , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

37,500,000 Shares

Jackson Hewitt Tax Service Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

JPMorgan

Banc of America Securities LLC

Citigroup

Merrill Lynch & Co.

Credit Suisse First Boston

Blaylock & Partners, L.P.

CIBC World Markets

Lehman Brothers

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimates.

Expenses	Amount
SEC registration fee	$109,279
NASD filing fee	30,500
New York Stock Exchange listing fee	221,100
Printing and engraving expenses	700,000
Legal fees and expenses	1,050,000
Transfer agent and registrar fees	1,350
Accounting fees and expenses	1,550,000
Blue Sky fees and expenses	1,000
Miscellaneous	300,000

Total*	$3,963,229

*	Cendant has agreed to pay all of such expenses.

Item 14.    Indemnification of Officers and Directors.

Section 102 of the General Corporation Law of the State of Delaware allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The Registrant’s By-Laws contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the full extent permitted by, and in the manner permissible under, the General Corporation Law of the State of Delaware.

As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, the Registrant’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The Registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

In addition, the Registrant has agreed to indemnify Cendant and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act of 1933 relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that the Registrant files under the Securities Act, other than misstatements or omissions relating to information specifically about Cendant in the registration statement and furnished in writing by Cendant for use in the preparation of any such registration statement, against which Cendant has agreed to indemnify the Registrant.

Item 15.    Recent Sales of Unregistered Securities.

On February 27, 2004, the Registrant issued 100 shares of common stock to Cendant Finance Holding Corporation in connection with the organization of the Registrant for aggregate consideration of $1.00. This transaction was exempt from registration under the Securities Act by virtue of the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering.

Concurrently with the closing of this offering, the Registrant intends to issue a guaranty in respect of $175.0 million aggregate principal amount of floating rate notes to be issued by Jackson Hewitt Inc. to a limited number of institutional investors. This transaction will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 4(2) of the Securities Act for transactions not involving a public offering.

Following the closing of the offering, the Registrant will issue to executive officers and various employees of the Registrant and its subsidiaries approximately 91,000 shares of common stock and options to purchase an aggregate of approximately 853,000 shares of its common stock in exchange for restricted stock units and stock options of Cendant Corporation held by them. The issuance of such stock options and common stock will be exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Amended and Restated By-laws.*

4.1	Form of Common Stock Certificate.*

4.2	Form of Rights Plan.*

5.1	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*

10.1	Form of Employment Agreement between Jackson Hewitt Tax Service Inc. and Michael D. Lister.*

10.2	Form of Employment Agreement between Jackson Hewitt Tax Service Inc. and Mark L. Heimbouch.*

10.3	Form of Transitional Agreement among Cendant Corporation, Cendant Operations, Inc. and Jackson Hewitt Tax Service Inc.*

10.4	Refund Anticipation Loan Program Agreement between Jackson Hewitt Inc. and Santa Barbara Bank & Trust, dated May 5, 2004 (including exhibits).

10.5	Amended and Restated Program Agreement between Jackson Hewitt Inc., Household Tax Masters Inc. and Beneficial Franchise Company Inc., dated as of January 1, 2003.**

10.6	Form of Credit Agreement among Jackson Hewitt Tax Service Inc., as Parent, Jackson Hewitt Inc., as Borrower, the Lenders named therein and JPMorgan Chase Bank, as Administrative Agent.

10.7	Leasing Operations Supplier Agreement (Products and/or Services) between Jackson Hewitt Inc. and Wal-Mart Stores, Inc., dated April 8, 2004.*

10.8	Form of Franchise Agreement.*

10.9	2004 Equity and Incentive Plan.*

10.10	Employee Stock Purchase Plan.*

10.11	Form of Settlement Agreement between Jackson Hewitt Inc. and the Settling Plaintiff.*

10.12	Form of Settlement Agreement between Jackson Hewitt Inc. and the Settling Franchisee.*

10.13	Form of Note Purchase Agreement relating to the Notes.

10.14	Letter Agreement for Steven L. Barnett.*

10.15	Letter Agreement for Richard P. Enchura.*

10.16	Letter Agreement for Perb B. Fortner.*

10.17	Letter Agreement for William A. Scavone.*

10.18	Letter Agreement for Jeanmarie Cooney.*

10.19	Non-employee Directors Deferred Compensation Plan.

21.1	Subsidiaries of the Registrant.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

24.1	Power of Attorney.*

99.1	Consent of Ulysses L. Bridgeman, Jr.*

99.2	Consent of Rodman Drake.*

99.3	Consent of James C. Spira.*

99.4	Consent of Louis Salvatore.*

99.5	Consent of Margaret Milner Richardson.*

*	Previously filed.
**	Portions of Exhibit 10.5 have been omitted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising out of the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Parsippany, State of New Jersey, on June 18, 2004.

JACKSON HEWITT TAX SERVICE INC.

By:	/S/ MICHAEL D. LISTER
Name: Michael D. Lister Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL D. LISTER Michael D. Lister	Chairman, President and Chief Executive Officer (Principal executive officer)	June 18, 2004

/S/ MARK L. HEIMBOUCH Mark L. Heimbouch	Chief Financial Officer and Director (Principal financial officer and principal accounting officer)	June 18, 2004

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.
3.1	Form of Amended and Restated Certificate of Incorporation.*
3.2	Form of Amended and Restated By-laws.*
4.1	Form of Common Stock Certificate.*
4.2	Form of Rights Plan.*
5.1	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*
10.1	Form of Employment Agreement between Jackson Hewitt Tax Service Inc. and Michael D. Lister.*
10.2	Form of Employment Agreement between Jackson Hewitt Tax Service Inc. and Mark L. Heimbouch.*
10.3	Form of Transitional Agreement among Cendant Corporation, Cendant Operations, Inc. and Jackson Hewitt Tax Service Inc.*
10.4	Refund Anticipation Loan Program Agreement between Jackson Hewitt Inc. and Santa Barbara Bank & Trust, dated May 5, 2004 (including exhibits).
10.5	Amended and Restated Program Agreement between Jackson Hewitt Inc., Household Tax Masters Inc. and Beneficial Franchise Company Inc., dated as of January 1, 2003.**
10.6	Form of Credit Agreement among Jackson Hewitt Tax Service Inc., as Parent, Jackson Hewitt Inc., as Borrower, the Lenders named therein and JPMorgan Chase Bank, as Administrative Agent.
10.7	Leasing Operations Supplier Agreement (Products and/or Services) between Jackson Hewitt Inc. and Wal-Mart Stores, Inc., dated April 8, 2004.*
10.8	Form of Franchise Agreement.*
10.9	2004 Equity and Incentive Plan.*
10.10	Employee Stock Purchase Plan.*
10.11	Form of Settlement Agreement between Jackson Hewitt Inc. and the Settling Plaintiff.*
10.12	Form of Settlement Agreement between Jackson Hewitt Inc. and the Settling Franchisee.*
10.13	Form of Note Purchase Agreement relating to the Notes.

10.14	Letter Agreement for Steven L. Barnett.*

10.15	Letter Agreement for Richard P. Enchura.*

10.16	Letter Agreement for Perb B. Fortner.*

10.17	Letter Agreement for William A. Scavone.*

10.18	Letter Agreement for Jeanmarie Cooney.*

10.19	Non-employee Directors Deferred Compensation Plan.
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*
24.1	Power of Attorney.*
99.1	Consent of Ulysses L. Bridgeman, Jr.*
99.2	Consent of Rodman Drake.*
99.3	Consent of James C. Spira.*
99.4	Consent of Louis Salvatore.*
99.5	Consent of Margaret Milner Richardson.*

*	Previously filed.
**	Portions of Exhibit 10.5 have been omitted pursuant to a request for confidential treatment under Rule 406 under the Securities Act of 1933, as amended.